Exhibit 99.1

KB Financial Group Inc. and Subsidiaries Consolidated Interim Financial Statements March 31, 2026 and 2025 (Unaudited)

KB Financial Group Inc. and Subsidiaries

Page(s)
Report on Review of Condensed Consolidated Interim Financial Statements	1-2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	3

Consolidated Interim Statements of Comprehensive Income	4-5

Consolidated Interim Statements of Changes in Equity	6

Consolidated Interim Statements of Cash Flows	7-8

Notes to the Consolidated Interim Financial Statements	9

Report on Review of Condensed Consolidated Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and the Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of KB Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”). These condensed consolidated interim financial statements consist of the consolidated interim statement of financial position of the Group as at March 31, 2026, and the related consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2026 and 2025, and material accounting policy information and other selected explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2025, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements in our audit report dated March 6, 2026. The consolidated statement of financial position as at December 31, 2025, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2025.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers
Seoul, Korea
May 15, 2026

This report is effective as of May 15, 2026, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Financial Position

March 31, 2026 and December 31, 2025

(in millions of Korean won)

	Notes	March 31, 2026 (Unaudited)		December 31, 2025
Assets
Cash and due from financial institutions	4,6,7,30	~~W~~	32,538,472	~~W~~	34,776,877
Financial assets at fair value through profit or loss	4,6,11		94,367,465		89,862,530
Derivative financial assets	4,6,8		12,311,508		8,178,056
Loans measured at amortized cost	4,6,9,10		494,353,167		491,978,044
Financial investments	4,6,11		135,183,684		134,986,677
Investments in associates and joint ventures			1,023,123		1,137,184
Insurance contract assets	29		364,859		271,152
Reinsurance contract assets	29		1,443,857		1,515,854
Property and equipment			5,111,285		5,133,801
Investment property			3,238,878		3,224,180
Intangible assets			1,589,476		1,609,427
Net defined benefit assets	18		371,151		353,366
Current income tax assets			419,693		388,589
Deferred income tax assets	12,25		196,211		193,034
Assets held for sale			168,940		174,919
Assets included in disposal groups classified as held for sale			111,541		94,215
Other assets	4,6		46,947,517		24,045,128

Total assets		~~W~~	829,740,827	~~W~~	797,923,033

Liabilities
Financial liabilities at fair value through profit or loss	4,6,13	~~W~~	11,490,922	~~W~~	11,320,590
Derivative financial liabilities	4,6,8		12,108,194		8,234,289
Deposits	4,6,14		469,093,134		462,397,026
Borrowings	4,6,15		71,315,372		70,728,396
Debentures	4,6,16		79,519,555		80,049,270
Insurance contract liabilities	29		54,428,535		56,790,030
Reinsurance contract liabilities	29		52,133		59,648
Provisions	17		1,353,787		1,264,390
Net defined benefit liabilities	18		85,381		100,088
Current income tax liabilities			792,071		610,484
Deferred income tax liabilities	12,25		1,987,239		1,819,080
Liabilities included in disposal groups classified as held for sale			73,340		68,290
Other liabilities	4,6		66,301,028		43,651,463

Total liabilities			768,600,691		737,093,044

Equity
Share capital			2,090,558		2,090,558
Hybrid securities			3,940,317		4,359,388
Capital surplus			9,102,701		16,633,518
Accumulated other comprehensive income (loss)	27		(496,564)		(467,456)
Retained earnings			46,394,648		38,333,741
Treasury shares			(1,682,715)		(1,901,538)

Equity attributable to shareholders of the Parent Company	19		59,348,945		59,048,211
Non-controlling interests			1,791,191		1,781,778

Total equity			61,140,136		60,829,989

Total liabilities and equity		~~W~~	829,740,827	~~W~~	797,923,033

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-month Periods Ended March 31, 2026 and 2025

(in millions of Korean won, except per share amounts)

	Notes	2026 (Unaudited)		2025 (Unaudited)
Interest income		~~W~~	7,159,729	~~W~~	7,454,941
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			6,783,441		7,082,796
Interest income from financial instruments at fair value through profit or loss			364,819		362,055
Insurance finance interest income			11,469		10,090
Interest expense			(3,824,907)		(4,192,776)
Interest expense			(3,421,844)		(3,810,634)
Insurance finance interest expense			(403,063)		(382,142)

Net interest income	5,20		3,334,822		3,262,165

Fee and commission income			1,810,375		1,330,233
Fee and commission expense			(451,046)		(396,185)

Net fee and commission income	5,21		1,359,329		934,048

Insurance income			3,132,257		3,107,811
Insurance income			3,009,677		2,835,068
Reinsurance income			122,580		272,743
Insurance expense			(2,788,616)		(2,670,058)
Insurance service expense			(2,582,976)		(2,464,199)
Reinsurance expense			(205,640)		(205,859)

Net insurance income	5,29		343,641		437,753

Net gains on financial instruments at fair value through profit or loss	5,22		366,844		546,218

Other insurance finance expenses	29		(354,306)		(139,570)

Net other operating expenses	5,23		(64,581)		(486,424)

General and administrative expenses	5,24		(1,764,914)		(1,605,565)

Operating income before provision for credit losses	5		3,220,835		2,948,625

Provision for credit losses	5,7,9,10,17		(493,269)		(655,597)

Net operating income	5		2,727,566		2,293,028

Share of profit of associates and joint ventures	5		20,224		5,448
Net other non-operating income (expenses)	5		(116,650)		8,130

Net non-operating income (expenses)			(96,426)		13,578

Profit before income tax expense	5		2,631,140		2,306,606
Income tax expense	5,25		(714,671)		(607,484)

Profit for the period	5		1,916,469		1,699,122

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-month Periods Ended March 31, 2026 and 2025

(in millions of Korean won, except per share amounts)

	Notes	2026 (Unaudited)		2025 (Unaudited)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities		~~W~~	(9,533)	~~W~~	(7,427)
Share of other comprehensive income (loss) of associates and joint ventures			27		—
Gains (losses) on equity securities at fair value through other comprehensive income			33,397		44,423
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			(1,279)		(5,845)

			22,612		31,151

Items that may be reclassified subsequently to profit or loss:
Currency translation differences			278,179		(14,466)
Gains (losses) on debt securities at fair value through other comprehensive income			(2,333,841)		911,031
Share of other comprehensive income (loss) of associates and joint ventures			1,264		124
Gains (losses) on cash flow hedging instruments	8		(244,355)		31,501
Gains (losses) on hedging instruments of net investments in foreign operations	8		(82,434)		3,524
Insurance finance income (expense)	29		2,339,508		(1,870,605)

			(41,679)		(938,891)

Other comprehensive loss for the period, net of tax			(19,067)		(907,740)

Total comprehensive income for the period		~~W~~	1,897,402	~~W~~	791,382

Profit attributable to:	5
Shareholders of the Parent Company		~~W~~	1,892,401	~~W~~	1,697,271
Non-controlling interests			24,068		1,851

		~~W~~	1,916,469	~~W~~	1,699,122

Total comprehensive income (loss) for the period attributable to:
Shareholders of the Parent Company		~~W~~	1,864,440	~~W~~	797,586
Non-controlling interests			32,962		(6,204)

		~~W~~	1,897,402	~~W~~	791,382

Earnings per share (in Korean won)	28
Basic earnings per share		~~W~~	5,165	~~W~~	4,429
Diluted earnings per share			5,120		4,384

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Three-month Periods Ended March 31, 2026 and 2025

(in millions of Korean won)

		Equity attributable to shareholders of the Parent Company
								Accumulated
								other
		Share		Hybrid		Capital		comprehensive		Retained		Treasury		Non-controlling		Total
	Notes	capital		securities		surplus		income (loss)		earnings		shares		interests		equity
Balance as of January 1, 2025		~~W~~	2,090,558	~~W~~	5,082,578	~~W~~	16,646,734	~~W~~	496,922	~~W~~	34,808,220	~~W~~	(1,236,060)	~~W~~	1,926,229	~~W~~	59,815,181

Comprehensive income for the period
Profit for the period			—		—		—		—		1,697,271		—		1,851		1,699,122
Remeasurements of net defined benefit liabilities			—		—		—		(7,006)		—		—		(421)		(7,427)
Currency translation differences			—		—		—		(6,789)		—		—		(7,677)		(14,466)
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings			—		—		—		956,566		(1,177)		—		65		955,454
Share of other comprehensive loss of associates and joint ventures			—		—		—		124		—		—		—		124
Gains (losses) on cash flow hedging instruments			—		—		—		31,523		—		—		(22)		31,501
Gains (losses) on hedging instruments of net investments in foreign operations			—		—		—		3,524		—		—		—		3,524
Insurance finance expense			—		—		—		(1,870,605)		—		—		—		(1,870,605)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			—		—		—		(5,845)		—		—		—		(5,845)

Total comprehensive income (loss) for the period			—		—		—		(898,508)		1,696,094		—		(6,204)		791,382

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company			—		—		—		—		(298,285)		—		—		(298,285)
Issuance of hybrid securities			—		404,004		—		—		—		—		—		404,004
Dividends on hybrid securities			—		—		—		—		(49,633)		—		(25,600)		(75,233)
Acquisition of treasury shares			—		—		(43,458)		—		—		(464,114)		—		(507,572)
Ownership changes in subsidiaries			—		—		—		—		—		—		(32)		(32)
Others			—		—		(100)		—		—		—		5,419		5,319

Total transactions with shareholders			—		404,004		(43,558)		—		(347,918)		(464,114)		(20,213)		(471,799)

Balance as of March 31, 2025 (Unaudited)		~~W~~	2,090,558	~~W~~	5,486,582	~~W~~	16,603,176	~~W~~	(401,586)	~~W~~	36,156,396	~~W~~	(1,700,174)	~~W~~	1,899,812	~~W~~	60,134,764

Balance as of January 1, 2026		~~W~~	2,090,558	~~W~~	4,359,388	~~W~~	16,633,518	~~W~~	(467,456)	~~W~~	38,333,741	~~W~~	(1,901,538)	~~W~~	1,781,778	~~W~~	60,829,989

Comprehensive income for the period
Profit for the period			—		—		—		—		1,892,401		—		24,068		1,916,469
Remeasurements of net defined benefit liabilities			—		—		—		(9,591)		—		—		58		(9,533)
Currency translation differences			—		—		—		262,091		—		—		16,088		278,179
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings			—		—		—		(2,301,468)		1,147		—		(123)		(2,300,444)
Share of other comprehensive income of associates and joint ventures			—		—		—		1,291		—		—		—		1,291
Gains (losses) on cash flow hedging instruments			—		—		—		(237,226)		—		—		(7,129)		(244,355)
Gains (losses) on hedging instruments of net investments in foreign operations			—		—		—		(82,434)		—		—		—		(82,434)
Insurance finance income (expense)			—		—		—		2,339,508		—		—		—		2,339,508
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			—		—		—		(1,279)		—		—		—		(1,279)

Total comprehensive income (loss) for the period			—		—		—		(29,108)		1,893,548		—		32,962		1,897,402

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company			—		—		—		—		(573,768)		—		—		(573,768)
Dividends on hybrid securities			—		—		—		—		(44,808)		—		(19,375)		(64,183)
Redemption of hybrid securities			—		(419,071)		—		—		—		—		—		(419,071)
Acquisition of treasury shares			—		—		—		—		—		(497,059)		—		(497,059)
Retirement of treasury shares			—		—		—		—		(715,882)		715,882		—		—
Ownership changes in subsidiaries			—		—		—		—		—		—		(38)		(38)
Transfer to retained earnings			—		—		(7,500,000)		—		7,500,000		—		—		—
Others			—		—		(30,817)		—		1,817		—		(4,136)		(33,136)

Total transactions with shareholders			—		(419,071)		(7,530,817)		—		6,167,359		218,823		(23,549)		(1,587,255)

Balance as of March 31, 2026 (Unaudited)		~~W~~	2,090,558	~~W~~	3,940,317	~~W~~	9,102,701	~~W~~	(496,564)	~~W~~	46,394,648	~~W~~	(1,682,715)	~~W~~	1,791,191	~~W~~	61,140,136

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Three-month Periods Ended March 31, 2026 and 2025

(in millions of Korean won)

	Notes	2026 (Unaudited)		2025 (Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	1,916,469	~~W~~	1,699,122

Adjustment for non-cash items
Net gains on financial assets at fair value through profit or loss			(274,069)		(250,552)
Net losses on derivative financial instruments for hedging purposes			180,787		3,926
Provision for credit losses			493,269		655,597
Net gains on financial investments			(30,310)		(97,963)
Share of gains of associates and joint ventures			(20,224)		(5,448)
Depreciation and amortization expense			215,663		223,912
Other net losses (gains) on property and equipment/intangible assets			26,444		(1,795)
Share-based payments			33,754		(5,909)
Post-employment benefits			46,635		43,915
Net interest expense			58,851		6,025
Losses (gains) on foreign currency translation			(25,460)		647,217
Insurance finance income			(2,655,772)		(2,739,544)
Reinsurance finance expense			273,943		204,972
Other expenses			148,410		179,810

			(1,528,079)		(1,135,837)

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(5,092,889)		(1,201,251)
Derivative financial instruments			(162,779)		103,284
Loans measured at fair value through other comprehensive income			(75,298)		(102,446)
Loans measured at amortized cost			(782,156)		(3,889,232)
Current income tax assets			(31,104)		10,870
Deferred income tax assets			3,083		48,778
Other assets			(22,584,181)		(5,328,068)
Financial liabilities at fair value through profit or loss			(69,085)		(25,976)
Deposits			4,582,767		(1,589,209)
Current income tax liabilities			181,587		77,732
Deferred income tax liabilities			205,185		267,582
Other liabilities			21,724,587		10,989,139
Insurance contract assets			(93,706)		(25,023)
Reinsurance contract assets			(196,474)		(311,821)
Insurance contract liabilities			3,525,623		3,560,047
Reinsurance contract liabilities			(17,933)		26,190
Investment contract liabilities			41,067		(174,354)

			1,158,294		2,436,242

Net cash inflow from operating activities			1,546,684		2,999,527

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Three-month Periods Ended March 31, 2026 and 2025

(in millions of Korean won)

	Notes	2026 (Unaudited)		2025 (Unaudited)
Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes			(38,569)		(11,028)
Disposal of financial asset at fair value through profit or loss			7,061,372		3,228,078
Acquisition of financial asset at fair value through profit or loss			(6,096,485)		(5,683,774)
Disposal of financial investments			15,045,170		17,057,525
Acquisition of financial investments			(17,252,269)		(15,121,442)
Disposal of investments in associates and joint ventures			140,243		129,741
Acquisition of investments in associates and joint ventures			(3,589)		(42,604)
Disposal of property and equipment			1,776		29,818
Acquisition of property and equipment			(45,145)		(123,860)
Acquisition of investment property			—		(183,296)
Disposal of intangible assets			1,314		430
Acquisition of intangible assets			(38,766)		(44,803)
Net cash flows from changes in ownership of subsidiaries			(89,980)		(36,439)
Others			(15,678)		(39,620)

Net cash outflow from investing activities			(1,330,606)		(841,274)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			(97,833)		(96,975)
Net increase (decrease) in borrowings			(112,782)		1,001,436
Increase in debentures			15,613,954		13,717,324
Decrease in debentures			(16,960,863)		(14,756,635)
Increase (decrease) in other payables to trust accounts			(794,464)		338,470
Issuance of hybrid securities			—		404,004
Redemption of hybrid securities			(420,000)		—
Dividends paid on hybrid securities			(44,808)		(49,633)
Acquisition of treasury shares			(497,059)		(464,114)
Redemption of principal of lease liabilities			(95,012)		(90,202)
Increase (decrease) in non-controlling interests			(19,375)		(75,891)
Others			64,953		(227,191)

Net cash outflow from financing activities			(3,363,289)		(299,407)

Effect of exchange rate changes on cash and cash equivalents			354,560		96,471

Net increase (decrease) in cash and cash equivalents			(2,792,651)		1,955,317
Cash and cash equivalents at the beginning of the period	30		29,020,564		24,608,867

Cash and cash equivalents at the end of the period	30	~~W~~	26,227,913	~~W~~	26,564,184

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations. The Parent Company’s main business purpose is to control subsidiaries that engage in the financial business or subsidiaries closely related to the financial business through the stock ownership. The Parent Company’s headquarter is located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd. and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd. which was classified as a subsidiary and the name was changed to KB Life Insurance Co., Ltd. in December 2022. Then in January 2023, it merged with another existing KB Life Insurance Co., Ltd. The Parent Company sold 100% shares of KB Credit Information Co., Ltd. to KB Kookmin Card Co., Ltd. on June 30, 2023.

The Parent Company’s share capital as of March 31, 2026, is ~~W~~ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been translated into English from the Korean language consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

The Group’s condensed consolidated interim financial statements for the three-month period ended March 31, 2026, have been prepared in accordance with Korean IFRS No.1034 Interim Financial Reporting and contain less information than is required in annual consolidated financial statements. Selected explanatory notes include descriptions of transactions or events that are significant in understanding change in financial position and financial performance of the Group since the end of the previous annual reporting period. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of March 31, 2026.

2.1.1 The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2026.

•	Amendments to Korean IFRS No.1109 Financial Instruments, Korean IFRS No.1107 Financial Instruments: Disclosures

Korean IFRS No.1109 Financial Instruments and Korean IFRS No.1107 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements.

These amendments do not have a significant impact on the financial statements. These amendments:

•	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

•	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

•

add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term; and

•	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

•	Annual Improvements to Korean IFRS - Volume 11

Annual Improvements to Korean IFRS - Volume 11 should be applied for annual periods beginning on or after January 1, 2026. These amendments do not have a significant impact on the financial statements.

•	Korean IFRS No.1101 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter

•	Korean IFRS No.1107 Financial Instruments: Disclosures: Gain or loss on derecognition and implementation guidance

•	Korean IFRS No.1109 Financial Instruments: Derecognition of lease liabilities and definition of transaction price

•	Korean IFRS No.1110 Consolidated Financial Statements: Determination of a ‘de facto agent’

•	Korean IFRS No.1007 Statement of Cash Flows: Cost method

2.1.2 The following are the accounting standards that have been issued but were not mandatory for annual reporting periods ending on December 31, 2026.

•	Korean IFRS No.1118 Presentation and Disclosures in Financial Statements

Korean IFRS No.1118 “Presentation and Disclosure in Financial Statements” replaces Korean IFRS No.1001 “Presentation of Financial Statements.” Korean IFRS No.1118 is expected to enhance the comparability of financial performance among similar entities by providing users with more useful information for analyzing and comparing an entity’s performance based on the income statement.

When the Group prepares its financial statements by applying Korean IFRS No.1118, the following material accounting policies are expected to result in significant differences compared to the current financial statements. These items do not include all potential differences and may be subject to change based on further analysis.

•	Changes in the presentation of the income statement

Korean IFRS No.1118 requires all income and expenses included in the statement of profit or loss to be classified into one of five categories: operating, investing, financing, income taxes, and discontinued operations. The Standard classifies all income and expenses not attributable to the investing, financing, income tax, or discontinued operations categories as operating and defines operating profit or loss as a residual measure. The Group is required to assess its main business activities in determining the classification of income and expenses. Where the Group’s main business activities include investing in a particular type of asset or providing financing to customers, certain income and expenses that would otherwise be classified as investing or financing are classified as operating. Accordingly, operating profit or loss determined under Korean IFRS No.1118 may differ significantly from that determined under Korean IFRS No.1001.The Standard requires the disclosure, in the notes, of operating profit or loss determined in accordance with Korean IFRS No.1001, as well as a reconciliation between operating profit or loss under Korean IFRS No.1118 and that determined in accordance with Korean IFRS No.1001.

In addition, Korean IFRS No.1118 requires the presentation in the statement of profit or loss of “operating profit or loss,” comprising all income and expenses classified in the operating category; “profit or loss before financing and income taxes,” comprising operating profit or loss and all income and expenses classified in the investing category; and “profit or loss.” However, where the Group’s main business activities include providing financing to customers, the presentation of “profit or loss before financing and income taxes” may not be required, depending on the accounting policy applied.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

•	Introduction of disclosure of management-defined performance measures

Korean IFRS No.1118 introduces new disclosure requirements for management-defined performance measures (MPMs). MPMs are defined as subtotals of income and expenses that are not specified in paragraph 118 of the Standard and are not otherwise required to be presented or disclosed under Korean IFRS. These measures are used by an entity in public communications outside the financial statements and are intended to communicate management’s view of the entity’s financial performance to users of the financial statements.

When the Group reports MPMs, it is required to disclose the reasons why such measures provide useful information, how those measures are calculated, and a reconciliation between those measures and the most directly comparable subtotal specified in Korean IFRS No.1118. In addition, the Group is required to disclose the income tax effects and the effects on non-controlling interests for each reconciling item.

•	Changes in classification of cash flows

Consequential amendments have been made to Korean IFRS No.1007 “Statement of Cash Flows” following the issuance of Korean IFRS No.1118. Under these amendments, the starting point for determining cash flows from operating activities using the indirect method has been changed from profit or loss to operating profit or loss, and the accounting policy choice for the classification of interest and dividends has been eliminated.

Korean IFRS No.1118 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. In accordance with Korean IFRS No.1008 “Accounting Policies, Changes in Accounting Estimates and Errors,” the Standard is required to be applied retrospectively, and accordingly, the comparative information for the year ending December 31, 2026 will be restated. The amendments to Korean IFRS No.1007 and No.1033, as well as the revised Korean IFRS No.1008 and No.1107 resulting from the issuance of Korean IFRS No.1118, are effective when Korean IFRS No.1118 is applied.

As the mandatory effective date of Korean IFRS No.1118 has not yet been reached, the Group has not applied the Standard and plans to present its first interim financial statements for the period ending March 31, 2027 in accordance with Korean IFRS No.1118. Based on the information available as of March 31, 2026, the Group is in the process of assessing the financial impact of adopting Korean IFRS No.1118, establishing accounting policies, and implementing changes to its accounting systems, and is performing a preliminary overall assessment of the impact of applying the Standard.

2.2 Measurement Basis

The consolidated financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency“). The consolidated financial statements are presented in Korean won, which is the Parent Company‘s functional and presentation currency.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

2.4 Critical Accounting Estimates

The Group applies accounting policies and uses judgements, accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks used in the preparation of these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2025.

3. Material Accounting Policies

The material accounting policies and calculation methods applied in the preparation of these consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2025, except for the impact of changes due to adopting new and amended standards and interpretations described in Note 2.1 and below paragraph.

The Group is subject to Pillar 2 income taxes, and has applied a temporary exemption provision regarding the recognition and disclosure of deferred taxes related to the Pillar 2 rules.

Income tax expense for the interim period is measured applying the expected average annual income tax rate applicable on expected total annual income.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk, and others.

This note regarding financial risk management provides information about the risks that the Group is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Group by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, operational risk, interest rate risk, insurance risk, liquidity risk, credit concentration risk, strategy risk, reputation risk, and foreign exchange settlement risk are recognized as the Group’s significant risks and measured and managed according to regulatory capital and internal capital standards.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the board of directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management strategies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Group.

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Management Executive Committee, consulting on details of each subsidiary’s risk management strategies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department performs the Group’s risk management detailed strategies, procedures, and business processes, and is responsible for calculating the Group’s risk-weighted assets, monitoring and managing internal capital limits.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management reporting purposes, the Group considers all factors of credit risk exposure, such as default risk of individual borrowers, country risk, and risk of specific sectors in an integrated way.

4.2.2 Credit risk management

The Group measures the expected loss and internal capital for the assets subject to credit risk management, including on-balance and off-balance assets, and uses them as management indicators. The Group allocates and manages credit risk internal capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Group level is introduced, applied, and managed to control the credit concentration risk.

All of the Kookmin Bank’s loan customers (individuals and corporates) are assigned a credit rating and managed by a comprehensive internal credit evaluation system. For individuals, the credit rating is evaluated by utilizing personal information, income and job information, asset information, and bank transaction information. For corporates, the credit rating is evaluated by analyzing and utilizing financial and non-financial information which measures current and future corporate value and ability to repay the debt. Also, the extent to which corporates have the ability to meet debt obligations is comprehensively considered.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

The credit rating, once assigned, serves as the fundamental instrument in Kookmin Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing, and assessment of allowances for credit losses. For corporates, Kookmin Bank conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

KB Kookmin Card Co., Ltd.’s credit scoring system is divided into Application Scoring System (“ASS”) and Behavior Scoring System (“BSS”). For applications that meet the eligibility criteria for card issuance, the card will be issued only if the ASS credit rating is above the standard. KB Kookmin Card Co., Ltd.’s internal information, external information from the credit bureau company and others, and personal information on the application are used to calculate the ASS credit rating. The BSS, which is recalculated on a weekly basis, predicts the delinquency probability of cardholders, and utilizes it to monitor cardholders and portfolio risk.

In order to establish a credit risk management system, the Group manages credit risk by forming a separate risk management organization. In particular, independently of the Sales Group, the Credit Management & Analysis Group of Kookmin Bank, a subsidiary, is in charge of loan policy, loan system, credit rating, credit analysis, follow-up management, and corporate restructuring. The Risk Management Group of Kookmin Bank is responsible for establishing policies on credit risk management, measuring and limiting internal capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026		December 31, 2025
Financial assets
Due from financial institutions measured at amortized cost *	~~W~~	30,118,831	~~W~~	32,567,708
Financial assets at fair value through profit or loss:
Due from financial institutions measured at fair value through profit or loss		544,667		476,717
Securities measured at fair value through profit or loss		85,173,501		80,553,348
Loans measured at fair value through profit or loss		1,105,609		1,231,012
Derivatives		12,311,508		8,178,056
Loans measured at amortized cost *		494,353,167		491,978,044
Financial investments:
Securities measured at fair value through other comprehensive income		90,716,977		93,312,419
Securities measured at amortized cost *		37,274,076		35,067,192
Loans measured at fair value through other comprehensive income		2,070,276		1,995,083
Other financial assets *		41,668,942		19,069,696

		795,337,554		764,429,275

Off-balance sheet items
Acceptances and guarantees contracts		16,163,296		15,503,443
Financial guarantee contracts		7,801,761		7,209,320
Commitments		216,903,092		213,477,156

		240,868,149		236,189,919

	~~W~~	1,036,205,703	~~W~~	1,000,619,194

*	After netting of allowance

4.2.4 Credit risk of loans

The Group maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Group assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Group measures the expected credit losses of loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

4.2.4.1 Credit risk exposure

Credit qualities of loans as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)

	March 31, 2026
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	151,992,092	~~W~~	10,550,101	~~W~~	20,009	~~W~~	—	~~W~~	162,562,202
Grade 2		78,147,811		12,120,012		32,838		—		90,300,661
Grade 3		3,730,254		4,981,923		35,176		—		8,747,353
Grade 4		844,780		1,117,542		38,146		—		2,000,468
Grade 5		8,352		824,928		3,291,091		—		4,124,371

		234,723,289		29,594,506		3,417,260		—		267,735,055

Retail
Grade 1		184,097,728		5,163,485		3,934		—		189,265,147
Grade 2		7,684,064		3,975,002		37,794		—		11,696,860
Grade 3		3,758,656		1,347,053		48,681		—		5,154,390
Grade 4		169,823		777,994		62,185		—		1,010,002
Grade 5		51,505		735,709		1,299,541		—		2,086,755

		195,761,776		11,999,243		1,452,135		—		209,213,154

Credit card
Grade 1		12,232,421		231,948		—		—		12,464,369
Grade 2		5,347,974		463,906		—		—		5,811,880
Grade 3		1,990,076		1,661,420		—		—		3,651,496
Grade 4		12,089		371,388		—		—		383,477
Grade 5		1,239		273,065		387,920		—		662,224

		19,583,799		3,001,727		387,920		—		22,973,446

		450,068,864		44,595,476		5,257,315		—		499,921,655

Loans measured at fair value through other comprehensive income
Corporate
Grade1		2,047,494		—		—		—		2,047,494
Grade2		22,782		—		—		—		22,782
Grade3		—		—		—		—		—
Grade4		—		—		—		—		—
Grade5		—		—		—		—		—

		2,070,276		—		—		—		2,070,276

		2,070,276		—		—		—		2,070,276

	~~W~~	452,139,140	~~W~~	44,595,476	~~W~~	5,257,315	~~W~~	—	~~W~~	501,991,931

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

4.2.4.1 Credit risk exposure (cont’d)

(In millions of Korean won)

	December 31, 2025
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	150,735,198	~~W~~	10,805,239	~~W~~	16,285	~~W~~	—	~~W~~	161,556,722
Grade 2		76,244,644		12,311,562		17,076		—		88,573,282
Grade 3		3,875,195		5,515,745		24,507		—		9,415,447
Grade 4		832,704		1,454,812		46,665		—		2,334,181
Grade 5		8,535		731,636		2,744,600		—		3,484,771

		231,696,276		30,818,994		2,849,133		—		265,364,403

Retail
Grade 1		183,746,803		5,416,479		4,490		—		189,167,772
Grade 2		7,703,085		4,084,210		38,468		—		11,825,763
Grade 3		3,861,528		1,248,406		46,491		—		5,156,425
Grade 4		171,910		629,006		53,419		—		854,335
Grade 5		47,663		624,890		1,207,903		—		1,880,456

		195,530,989		12,002,991		1,350,771		—		208,884,751

Credit card
Grade 1		12,184,584		534,917		—		—		12,719,501
Grade 2		4,807,297		994,230		—		—		5,801,527
Grade 3		1,659,545		1,974,678		—		—		3,634,223
Grade 4		10,458		364,706		—		—		375,164
Grade 5		971		276,685		327,015		—		604,671

		18,662,855		4,145,216		327,015		—		23,135,086

		445,890,120		46,967,201		4,526,919		—		497,384,240

Loans measured at fair value through other comprehensive income
Corporate
Grade1		1,973,472		—		—		—		1,973,472
Grade2		21,611		—		—		—		21,611
Grade3		—		—		—		—		—
Grade4		—		—		—		—		—
Grade5		—		—		—		—		—

		1,995,083		—		—		—		1,995,083

		1,995,083		—		—		—		1,995,083

	~~W~~	447,885,203	~~W~~	46,967,201	~~W~~	4,526,919	~~W~~	—	~~W~~	499,379,323

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

4.2.4.1 Credit risk exposure (cont’d)

Credit qualities of loans graded according to internal credit ratings as of March 31, 2026 and December 31, 2025, are as follows:

	Range of probability of default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

4.2.4.2 Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	117,543,480	~~W~~	13,220,995	~~W~~	358,434	~~W~~	131,122,909
Deposits and savings		3,325,185		154,744		9,945		3,489,874
Property and equipment		16,861,457		1,133,369		231,157		18,225,983
Real estate		226,637,284		22,072,350		2,241,380		250,951,014

	~~W~~	364,367,406	~~W~~	36,581,458	~~W~~	2,840,916	~~W~~	403,789,780

(In millions of Korean won)	December 31, 2025
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	118,325,461	~~W~~	13,368,234	~~W~~	354,137	~~W~~	132,047,832
Deposits and savings		3,263,931		152,943		10,512		3,427,386
Property and equipment		15,781,206		1,105,274		196,548		17,083,028
Real estate		224,337,077		22,748,365		1,956,575		249,042,017

	~~W~~	361,707,675	~~W~~	37,374,816	~~W~~	2,517,772	~~W~~	401,600,263

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

4.2.5 Credit risk of securities

Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)

	March 31, 2026
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	33,858,471	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	33,858,471
Grade 2		3,432,938		—		—		—		3,432,938
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		37,291,409		—		—		—		37,291,409

Securities measured at fair value through other comprehensive income
Grade 1		84,757,577		—		—		—		84,757,577
Grade 2		5,944,835		—		—		—		5,944,835
Grade 3		14,565		—		—		—		14,565
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		90,716,977		—		—		—		90,716,977

	~~W~~	128,008,386	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	128,008,386

(In millions of Korean won)

	December 31, 2025
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	31,671,903	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	31,671,903
Grade 2		3,405,411		—		—		—		3,405,411
Grade 3		7,175		—		—		—		7,175
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		35,084,489		—		—		—		35,084,489

Securities measured at fair value through other comprehensive income
Grade 1		87,153,519		—		—		—		87,153,519
Grade 2		6,158,900		—		—		—		6,158,900
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		93,312,419		—		—		—		93,312,419

	~~W~~	128,396,908	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	128,396,908

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

4.2.5 Credit risk of securities (cont’d)

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of March 31, 2026 and December 31, 2025, are as follows:

Credit	Domestic				Foreign

quality	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)

	March 31, 2026
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	28,568,478	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	28,568,478
Grade 2		708,312		—		—		—		708,312
Grade 3		83,230		—		—		—		83,230
Grade 4		—		—		—		—		—
Grade 5		760,697		—		—		—		760,697

	~~W~~	30,120,717	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	30,120,717

(In millions of Korean won)

	December 31, 2025
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	30,869,922	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	30,869,922
Grade 2		789,076		—		—		—		789,076
Grade 3		122,333		—		—		—		122,333
Grade 4		—		—		—		—		—
Grade 5		787,727		—		—		—		787,727

	~~W~~	32,569,058	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	32,569,058

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of March 31, 2026 and December 31, 2025, are the same as the criteria for securities other than equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

4.2.7 Credit risk concentration analysis

4.2.7.1 Classifications of corporate loans by industry as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)

	March 31, 2026
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	33,515,830	12.37	~~W~~	(357,881)	~~W~~	33,157,949
Manufacturing		62,475,629	23.06		(526,377)		61,949,252
Service		117,656,429	43.44		(1,263,555)		116,392,874
Wholesale and retail		33,342,819	12.31		(572,656)		32,770,163
Construction		6,069,411	2.24		(218,312)		5,851,099
Public sector		2,485,731	0.91		(15,680)		2,470,051
Others		15,365,091	5.67		(323,857)		15,041,234

	~~W~~	270,910,940	100.00	~~W~~	(3,278,318)	~~W~~	267,632,622

(In millions of Korean won)

	December 31, 2025
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	34,869,986	12.99	~~W~~	(341,248)	~~W~~	34,528,738
Manufacturing		59,136,193	22.02		(549,071)		58,587,122
Service		117,185,024	43.63		(1,098,958)		116,086,066
Wholesale and retail		31,816,635	11.85		(554,985)		31,261,650
Construction		6,399,017	2.38		(258,485)		6,140,532
Public sector		2,653,414	0.98		(60,287)		2,593,127
Others		16,530,229	6.15		(327,004)		16,203,225

	~~W~~	268,590,498	100.00	~~W~~	(3,190,038)	~~W~~	265,400,460

4.2.7.2 Classifications of retail loans and credit card receivables as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)

	March 31, 2026
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	113,559,857	48.91	~~W~~	(368,273)	~~W~~	113,191,584
General loan		95,653,297	41.20		(1,177,200)		94,476,097
Credit card		22,973,446	9.89		(744,697)		22,228,749

	~~W~~	232,186,600	100.00	~~W~~	(2,290,170)	~~W~~	229,896,430

(In millions of Korean won)

	December 31, 2025
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	113,218,721	48.80	~~W~~	(352,721)	~~W~~	112,866,000
General loan		95,666,030	41.23		(1,147,533)		94,518,497
Credit card		23,135,086	9.97		(715,904)		22,419,182

	~~W~~	232,019,837	100.00	~~W~~	(2,216,158)	~~W~~	229,803,679

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

4.2.7.3 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)

	March 31, 2026
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Government and government funded institutions	~~W~~	261,357	0.87	~~W~~	—	~~W~~	261,357
Finance and insurance		29,859,360	99.13		(1,886)		29,857,474

		30,120,717	100.00		(1,886)		30,118,831

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		544,667	100.00		—		544,667

		544,667	100.00		—		544,667

Securities measured at fair value through profit or loss
Government and government funded institutions		29,838,966	35.03		—		29,838,966
Finance and insurance		39,111,878	45.92		—		39,111,878
Others		16,222,657	19.05		—		16,222,657

		85,173,501	100.00		—		85,173,501

Derivative financial assets
Government and government funded institutions		132,199	1.07		—		132,199
Finance and insurance		10,645,209	86.47		—		10,645,209
Others		1,534,100	12.46		—		1,534,100

		12,311,508	100.00		—		12,311,508

Securities measured at fair value through other comprehensive income
Government and government funded institutions		57,386,487	63.26		—		57,386,487
Finance and insurance		22,271,902	24.55		—		22,271,902
Others		11,058,588	12.19		—		11,058,588

		90,716,977	100.00		—		90,716,977

Securities measured at amortized cost
Government and government funded institutions		15,751,726	42.24		(1,435)		15,750,291
Finance and insurance		21,312,656	57.15		(15,507)		21,297,149
Others		227,027	0.61		(391)		226,636

		37,291,409	100.00		(17,333)		37,274,076

	~~W~~	256,158,779		~~W~~	(19,219)	~~W~~	256,139,560

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

4.2.7.3 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of March 31, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2025
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Government and government funded institutions	~~W~~	548,066	1.68	~~W~~	—	~~W~~	548,066
Finance and insurance		32,020,992	98.32		(1,350)		32,019,642

		32,569,058	100.00		(1,350)		32,567,708

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		476,717	100.00		—		476,717

		476,717	100.00		—		476,717

Securities measured at fair value through profit or loss
Government and government funded institutions		27,525,884	34.17		—		27,525,884
Finance and insurance		37,931,231	47.09		—		37,931,231
Others		15,096,233	18.74		—		15,096,233

		80,553,348	100.00		—		80,553,348

Derivative financial assets
Government and government funded institutions		54,733	0.67		—		54,733
Finance and insurance		7,266,345	88.85		—		7,266,345
Others		856,978	10.48		—		856,978

		8,178,056	100.00		—		8,178,056

Securities measured at fair value through other comprehensive income
Government and government funded institutions		57,326,535	61.44		—		57,326,535
Finance and insurance		24,060,595	25.78		—		24,060,595
Others		11,925,289	12.78		—		11,925,289

		93,312,419	100.00		—		93,312,419

Securities measured at amortized cost
Government and government funded institutions		14,338,528	40.87		(1,054)		14,337,474
Finance and insurance		20,570,329	58.63		(15,924)		20,554,405
Others		175,632	0.50		(319)		175,313

		35,084,489	100.00		(17,297)		35,067,192

	~~W~~	250,174,087		~~W~~	(18,647)	~~W~~	250,155,440

Due from financial institutions, financial instruments at fair value through profit or loss linked to gold price, and derivative financial instruments are mostly related to the finance and insurance industry with high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Group.

The Group calculates and manages liquidity ratio and others for all transactions and off-balance transactions related to liquidity, that affect the cash flows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the consolidated statements of financial position which are based on discounted cash flows. The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)

	March 31, 2026
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	3,383,085	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,383,085
Financial liabilities designated at fair value through profit or loss [1]		8,107,837		—		—		—		—		—		8,107,837
Derivatives held for trading [1]		11,149,772		—		—		—		—		—		11,149,772
Derivatives held for hedging [2]		—		11,875		70,105		239,254		367,593		(9)		688,818
Deposits [3]		212,542,118		39,109,203		57,101,116		140,156,932		27,495,083		1,119,978		477,524,430
Borrowings		13,040,398		17,891,846		8,139,580		21,753,016		10,477,639		1,094,775		72,397,254
Debentures		644		4,833,004		9,181,811		26,725,492		42,568,951		1,366,037		84,675,939
Lease liabilities		369		30,689		58,617		224,582		627,711		27,951		969,919
Other financial liabilities		148,316		51,826,433		134,426		528,218		1,121,628		194,181		53,953,202

	~~W~~	248,372,539	~~W~~	113,703,050	~~W~~	74,685,655	~~W~~	189,627,494	~~W~~	82,658,605	~~W~~	3,802,913	~~W~~	712,850,256

Off-balance sheet items
Commitments [4]	~~W~~	216,903,092	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	216,903,092
Acceptances and guarantees contracts [5]		16,163,296		—		—		—		—		—		16,163,296
Financial guarantee contracts [5]		7,801,761		—		—		—		—		—		7,801,761

	~~W~~	240,868,149	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	240,868,149

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of March 31, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2025
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	3,339,572	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,339,572
Financial liabilities designated at fair value through profit or loss [1]		7,981,018		—		—		—		—		—		7,981,018
Derivatives held for trading [1]		7,687,304		—		—		—		—		—		7,687,304
Derivatives held for hedging [2]		—		10,774		12,157		263,427		81,649		(58)		367,949
Deposits [3]		201,772,650		40,440,335		56,336,873		142,245,329		28,884,608		1,203,556		470,883,351
Borrowings		11,635,724		20,378,309		7,077,101		21,534,773		10,042,532		1,121,266		71,789,705
Debentures		868		4,812,305		7,215,145		26,911,817		43,479,691		2,313,102		84,732,928
Lease liabilities		609		33,862		58,736		232,067		619,002		26,140		970,416
Other financial liabilities		754,678		28,772,873		142,050		486,329		1,127,692		164,919		31,448,541

	~~W~~	233,172,423	~~W~~	94,448,458	~~W~~	70,842,062	~~W~~	191,673,742	~~W~~	84,235,174	~~W~~	4,828,925	~~W~~	679,200,784

Off-balance sheet items
Commitments [4]	~~W~~	213,477,156	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	213,477,156
Acceptances and guarantees contracts [5]		15,503,443		—		—		—		—		—		15,503,443
Financial guarantee contracts [5]		7,209,320		—		—		—		—		—		7,209,320

	~~W~~	236,189,919	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	236,189,919

[1]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[2]	Cash flows of derivatives held for hedging are shown at net amount of cash inflows and outflows by remaining contractual maturity.
[3]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[4]	Unutilized amounts under commitments are included in the ‘On demand’ category because payments can be requested at any time.
[5]	Cash flows under payment guarantee contracts and financial guarantee contracts are classified based on the earliest period that the contract can be executed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc., which arise from securities, derivatives, and others. The most significant risks associated with trading positions are interest rate risk, currency risk, and additional risks include stock price risk. The non-trading position is also exposed to interest rate risk. The Group manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Risk management

The Group sets and monitors internal capital limits for market risk and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Group maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions. The entire process is carried out through consultation with the Risk Management Council and approval by the Risk Management Committee of the Group. However, insurance companies that are engaged in the insurance business are not subject to these guidelines and are monitored by setting internal capital limits for market risk and interest rate risk based on K-ICS.

In the case of Kookmin Bank, a major subsidiary, the Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Subcommittee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of the business group.

Kookmin Bank’s Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and Asset Liability Management (“ALM”) operation policies and enacts and revises relevant guidelines. The Risk Management Committee and the Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and revise ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The Financial Planning Department and the Risk Management Department regularly measure and monitor interest rate risk and report the status and limit of interest rate risk including changes in Economic Value of Equity (“ EVE”), changes in Net Interest Income (“ NII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate risk and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the ALM department, and reports related matters to the management independently.

4.5 Operational Risk

4.5.1 Concept

Operational risk of the Group refers to the risk of loss that may occur due to improper or incorrect internal procedures, personnel, systems or external events. Operational risk management plays a role in enhancing the stability and soundness of financial institutions by managing the appropriate level of capital and supplementing the internal control system.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes, and provide timely feedback to management and all employees. The Parent Company manages the Group’s overall operational risk, and each subsidiary establishes and implements operational risk management policies according to its own risk level and implements and operates related systems. The Group Risk Management Committee establishes and allocates risk capital of operational risk for each subsidiary, and subsidiaries manage operational risks at an appropriate level within the allocated risk capital.

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking business	Corporate banking	Loans, deposit products, and other related financial services to large, small and medium-sized enterprises and SOHOs
	Retail banking	Loans, deposit products, and other related financial services to individuals and households
	Other banking services	Trading activities in securities and derivatives, funding, and other supporting activities

Securities business		Investment banking, brokerage services, and other supporting activities

Non-life insurance business		Non-life insurance and other supporting activities

Credit card business		Credit sale, cash advance, card loan, and other supporting activities

Life insurance business		Life insurance and other supporting activities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

5.1 Overall Segment Information and Business Segments (cont’d)

Financial information by business segment as of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)

	2026
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
Net operating revenues (expenses) from external customers	~~W~~	1,434,012	~~W~~	1,135,880	~~W~~	54,551	~~W~~	2,624,443	~~W~~	918,107	~~W~~	380,061	~~W~~	523,097	~~W~~	123,723	~~W~~	416,318	~~W~~	—	~~W~~	4,985,749
Intersegment net operating revenues (expenses)		(185,139)		—		433,296		248,157		(68,548)		(58,723)		(10,313)		(6,649)		88,159		(192,083)		—

		1,248,873		1,135,880		487,847		2,872,600		849,559		321,338		512,784		117,074		504,477		(192,083)		4,985,749

Net interest income (expenses)		1,409,770		986,066		371,759		2,767,595		154,075		(20,627)		389,199		(32,994)		113,176		(35,602)		3,334,822
Interest income		2,653,570		1,844,563		844,997		5,343,130		448,590		278,288		575,732		180,931		357,680		(24,622)		7,159,729
Interest expense		(1,243,800)		(858,497)		(473,238)		(2,575,535)		(294,515)		(298,915)		(186,533)		(213,925)		(244,504)		(10,980)		(3,824,907)
Net fee and commission income (expenses)		120,121		148,542		104,344		373,007		488,795		(6,434)		188,303		8,187		324,172		(16,701)		1,359,329
Fee and commission income		168,692		185,219		128,417		482,328		596,284		2,873		438,099		10,490		362,156		(81,855)		1,810,375
Fee and commission expense		(48,571)		(36,677)		(24,073)		(109,321)		(107,489)		(9,307)		(249,796)		(2,303)		(37,984)		65,154		(451,046)
Net insurance income		—		—		—		—		—		208,759		1,481		117,927		—		15,474		343,641
Insurance income		—		—		—		—		—		2,867,273		3,408		273,538		—		(11,962)		3,132,257
Insurance expense		—		—		—		—		—		(2,658,514)		(1,927)		(155,611)		—		27,436		(2,788,616)
Net gains (losses) on financial instruments at fair value through profit or loss		2,687		—		35,262		37,949		125,118		84,293		2,536		323,179		(83,174)		(123,057)		366,844
Net other insurance finance expense		—		—		—		—		—		33,461		—		(387,767)		—		—		(354,306)
Net other operating income (expenses)		(283,705)		1,272		(23,518)		(305,951)		81,571		21,886		(68,735)		88,542		150,303		(32,197)		(64,581)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)

	2026
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(444,882)	~~W~~	(433,523)	~~W~~	(197,290)	~~W~~	(1,075,695)	~~W~~	(375,447)	~~W~~	(37,212)	~~W~~	(142,653)	~~W~~	(40,287)	~~W~~	(123,593)	~~W~~	29,973	~~W~~	(1,764,914)
Operating income (expenses) before provision for credit losses		803,991		702,357		290,557		1,796,905		474,112		284,126		370,131		76,787		380,884		(162,110)		3,220,835
Reversal (provision) of credit losses		(125,195)		(45,588)		(1,172)		(171,955)		(22,858)		(3,303)		(218,847)		114		(76,456)		36		(493,269)
Net operating income (expenses)		678,796		656,769		289,385		1,624,950		451,254		280,823		151,284		76,901		304,428		(162,074)		2,727,566
Share of profit (loss) of associates and joint ventures		—		—		10,515		10,515		9,927		609		136		(283)		1,998		(2,678)		20,224
Net other non-operating income (expenses)		(145)		—		(117,581)		(117,726)		8,370		(3,233)		(551)		2,321		3,418		(9,249)		(116,650)
Segment profit (loss) before income tax expense		678,651		656,769		182,319		1,517,739		469,551		278,199		150,869		78,939		309,844		(174,001)		2,631,140
Income tax benefit (expense)		(160,971)		(162,483)		(94,060)		(417,514)		(120,660)		(77,533)		(41,320)		(3,648)		(47,858)		(6,138)		(714,671)

Profit (loss) for the period	~~W~~	517,680	~~W~~	494,286	~~W~~	88,259	~~W~~	1,100,225	~~W~~	348,891	~~W~~	200,666	~~W~~	109,549	~~W~~	75,291	~~W~~	261,986	~~W~~	(180,139)	~~W~~	1,916,469

Profit (loss) attributable to shareholders of the Parent Company		517,763		494,286		88,990		1,101,039		347,751		200,669		107,480		75,291		261,917		(201,746)		1,892,401
Profit (loss) attributable to non-controlling interests		(83)		—		(731)		(814)		1,140		(3)		2,069		—		69		21,607		24,068
Total assets *		250,109,235		181,991,905		173,211,024		605,312,164		88,643,846		44,453,478		30,444,318		34,967,267		69,844,191		(43,924,437)		829,740,827
Total liabilities *	~~W~~	234,550,526	~~W~~	215,804,382	~~W~~	115,899,899	~~W~~	566,254,807	~~W~~	80,776,982	~~W~~	38,581,760	~~W~~	24,864,944	~~W~~	32,051,229	~~W~~	31,197,829	~~W~~	(5,126,860)	~~W~~	768,600,691

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)

	2025
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
Net operating revenues (expenses) from external customers	~~W~~	1,218,757	~~W~~	997,049	~~W~~	476,807	~~W~~	2,692,613	~~W~~	426,552	~~W~~	463,519	~~W~~	552,617	~~W~~	124,949	~~W~~	293,940	~~W~~	—	~~W~~	4,554,190
Intersegment net operating revenues (expenses)		2,287		—		43,187		45,474		58,904		(4,877)		(15,681)		(7,401)		57,369		(133,788)		—

		1,221,044		997,049		519,994		2,738,087		485,456		458,642		536,936		117,548		351,309		(133,788)		4,554,190

Net interest income (expenses)		1,443,477		867,782		285,423		2,596,682		166,457		(10,865)		425,224		(29,093)		151,270		(37,510)		3,262,165
Interest income		2,875,632		1,904,322		823,839		5,603,793		450,659		240,822		625,307		167,436		387,525		(20,601)		7,454,941
Interest expense		(1,432,155)		(1,036,540)		(538,416)		(3,007,111)		(284,202)		(251,687)		(200,083)		(196,529)		(236,255)		(16,909)		(4,192,776)
Net fee and commission income (expenses)		109,761		76,892		83,543		270,196		203,582		(10,680)		187,013		2,322		303,720		(22,105)		934,048
Fee and commission income		159,457		109,005		107,640		376,102		257,688		1,361		441,363		4,657		340,863		(91,801)		1,330,233
Fee and commission expense		(49,696)		(32,113)		(24,097)		(105,906)		(54,106)		(12,041)		(254,350)		(2,335)		(37,143)		69,696		(396,185)
Net insurance income		—		—		—		—		—		288,477		1,810		123,657		—		23,809		437,753
Insurance income		—		—		—		—		—		2,860,071		3,830		255,454		—		(11,544)		3,107,811
Insurance expense		—		—		—		—		—		(2,571,594)		(2,020)		(131,797)		—		35,353		(2,670,058)
Net gains (losses) on financial instruments at fair value through profit or loss		(19,360)		—		215,146		195,786		63,077		141,872		1,117		166,598		46,496		(68,728)		546,218
Net other insurance finance expense		—		—		—		—		—		5,972		—		(145,542)		—		—		(139,570)
Net other operating income (expenses)		(312,834)		52,375		(64,118)		(324,577)		52,340		43,866		(78,228)		(394)		(150,177)		(29,254)		(486,424)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)

	2025
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(440,649)	~~W~~	(420,371)	~~W~~	(202,171)	~~W~~	(1,063,191)	~~W~~	(242,756)	~~W~~	(35,492)	~~W~~	(140,656)	~~W~~	(37,524)	~~W~~	(115,353)	~~W~~	29,407	~~W~~	(1,605,565)
Operating income (expenses) before provision for credit losses		780,395		576,678		317,823		1,674,896		242,700		423,150		396,280		80,024		235,956		(104,381)		2,948,625
Reversal (provision) of credit losses		(209,611)		(68,045)		(8,331)		(285,987)		(19,951)		(1,177)		(284,795)		(499)		(69,645)		6,457		(655,597)
Net operating income (expenses)		570,784		508,633		309,492		1,388,909		222,749		421,973		111,485		79,525		166,311		(97,924)		2,293,028
Share of profit (loss) of associates and joint ventures		—		—		(6,041)		(6,041)		(6,506)		596		314		(151)		3,774		13,462		5,448
Net other non-operating income (expenses)		(2,519)		—		(6,324)		(8,843)		20,750		1,398		256		2,032		(2,282)		(5,181)		8,130
Segment profit (loss) before income tax expense		568,265		508,633		297,127		1,374,025		236,993		423,967		112,055		81,406		167,803		(89,643)		2,306,606
Income tax benefit (expense)		(156,724)		(121,383)		(78,143)		(356,250)		(56,655)		(110,419)		(27,339)		(20,676)		(47,330)		11,185		(607,484)

Profit (loss) for the period	~~W~~	411,541	~~W~~	387,250	~~W~~	218,984	~~W~~	1,017,775	~~W~~	180,338	~~W~~	313,548	~~W~~	84,716	~~W~~	60,730	~~W~~	120,473	~~W~~	(78,458)	~~W~~	1,699,122

Profit (loss) attributable to shareholders of the Parent Company		402,486		387,250		236,696		1,026,432		179,897		313,460		84,505		60,730		119,912		(87,665)		1,697,271
Profit (loss) attributable to non-controlling interests		9,055		—		(17,712)		(8,657)		441		88		211		—		561		9,207		1,851
Total assets *		244,324,619		182,734,005		157,876,343		584,934,967		76,461,426		45,377,597		30,235,710		35,585,902		66,608,064		(41,280,633)		797,923,033
Total liabilities *	~~W~~	227,897,241	~~W~~	217,055,771	~~W~~	101,026,314	~~W~~	545,979,326	~~W~~	69,572,471	~~W~~	39,725,458	~~W~~	24,597,933	~~W~~	32,795,927	~~W~~	28,844,053	~~W~~	(4,422,124)	~~W~~	737,093,044

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions and as of December 31, 2025.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

5.2 Services and Geographical Segments

5.2.1 Services information

Net operating revenues from external customers by service for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Banking service	~~W~~	2,624,443	~~W~~	2,692,613
Securities service		918,107		426,552
Non-life insurance service		380,061		463,519
Credit card service		523,097		552,617
Life insurance service		123,723		124,949
Others		416,318		293,940

	~~W~~	4,985,749	~~W~~	4,554,190

5.2.2 Geographical information

Geographical net operating revenues from external for the three-month periods ended March 31, 2026 and 2025, and major non-current assets as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	Net operating revenues from external customers				Major non-current assets
	2026		2025		March 31, 2026		December 31, 2025
Domestic	~~W~~	4,577,162	~~W~~	4,174,706	~~W~~	8,922,188	~~W~~	8,977,713
United States		28,527		25,866		32,585		31,788
New Zealand		(406)		1,101		535		597
China		39,468		46,087		24,324		22,657
Cambodia		180,762		182,144		99,677		96,493
United Kingdom		16,288		16,791		11,329		10,572
Indonesia		85,280		58,234		477,968		466,781
Others		58,668		49,261		27,219		29,490
Consolidation adjustments		—		—		343,814		331,317

	~~W~~	4,985,749	~~W~~	4,554,190	~~W~~	9,939,639	~~W~~	9,967,408

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	32,538,472	~~W~~	32,539,376
Financial assets at fair value through profit or loss:		94,367,465		94,367,465
Due from financial institutions		64,137		64,137
Debt securities		85,173,501		85,173,501
Equity securities		7,543,688		7,543,688
Loans		1,105,609		1,105,609
Others		480,530		480,530
Derivatives held for trading		11,710,997		11,710,997
Derivatives held for hedging		600,511		600,511
Loans measured at amortized cost		494,353,167		494,146,175
Securities measured at amortized cost		37,274,076		36,338,800
Financial assets at fair value through other comprehensive income:		97,909,608		97,909,608
Debt securities		90,716,977		90,716,977
Equity securities		5,122,355		5,122,355
Loans		2,070,276		2,070,276
Other financial assets		41,668,942		41,668,942

	~~W~~	810,423,238	~~W~~	809,281,874

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,383,085	~~W~~	3,383,085
Financial liabilities designated at fair value through profit or loss		8,107,837		8,107,837
Derivatives held for trading		11,149,772		11,149,772
Derivatives held for hedging		958,422		958,422
Deposits		469,093,134		468,986,151
Borrowings		71,315,372		71,182,351
Debentures		79,519,555		78,947,938
Other financial liabilities		63,747,031		63,747,031

	~~W~~	707,274,208	~~W~~	706,462,587

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of March 31, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2025
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	34,776,877	~~W~~	34,775,543
Financial assets at fair value through profit or loss:		89,862,530		89,862,530
Due from financial institutions		64,438		64,438
Debt securities		80,553,348		80,553,348
Equity securities		7,601,453		7,601,453
Loans		1,231,012		1,231,012
Others		412,279		412,279
Derivatives held for trading		7,748,371		7,748,371
Derivatives held for hedging		429,685		429,685
Loans measured at amortized cost		491,978,044		493,706,126
Securities measured at amortized cost		35,067,192		34,483,439
Financial assets at fair value through other comprehensive income:		99,919,485		99,919,485
Debt securities		93,312,419		93,312,419
Equity securities		4,611,983		4,611,983
Loans		1,995,083		1,995,083
Other financial assets		19,069,696		19,069,696

	~~W~~	778,851,880	~~W~~	779,994,875

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,339,572	~~W~~	3,339,572
Financial liabilities designated at fair value through profit or loss		7,981,018		7,981,018
Derivatives held for trading		7,687,305		7,687,305
Derivatives held for hedging		546,984		546,984
Deposits		462,397,026		462,628,538
Borrowings		70,728,396		70,659,088
Debentures		80,049,270		80,201,757
Other financial liabilities		40,469,257		40,469,257

	~~W~~	673,198,828	~~W~~	673,513,519

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of March 31, 2026 and December 31, 2025, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities	Fair value of listed stocks and others that are traded in an active market is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	Fair value of loans is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives and financial instruments at fair value through profit or loss	Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including Finite Difference Method (“FDM”), MonteCarlo Simulation, Black-Scholes Model, Hull-White Model, Closed Form, and Tree Model or valuation results from independent external professional valuation institutions.

Deposits	Carrying amount of demand deposits is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdrafts in foreign currency is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using DCF Model.

Debentures	Fair value is determined using valuation results of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

6.1.2 Fair value hierarchy

The Group believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the consolidated statement of financial position is appropriate. However, the fair value of the financial instruments recognized in the consolidated statement of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1:	The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2:	The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	35,488,341	~~W~~	36,652,344	~~W~~	22,226,780	~~W~~	94,367,465
Due from financial institutions		—		—		64,137		64,137
Debt securities		29,282,349		36,576,105		19,315,047		85,173,501
Equity securities		5,725,462		76,239		1,741,987		7,543,688
Loans		—		—		1,105,609		1,105,609
Others		480,530		—		—		480,530
Derivatives held for trading		164,167		11,350,652		196,178		11,710,997
Derivatives held for hedging		—		600,511		—		600,511
Financial assets at fair value through other comprehensive income:		47,648,065		48,334,130		1,927,413		97,909,608
Debt securities		47,042,799		43,674,178		—		90,716,977
Equity securities		605,266		2,589,676		1,927,413		5,122,355
Loans		—		2,070,276		—		2,070,276

	~~W~~	83,300,573	~~W~~	96,937,637	~~W~~	24,350,371	~~W~~	204,588,581

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,383,085	~~W~~	—	~~W~~	—	~~W~~	3,383,085
Financial liabilities designated at fair value through profit or loss		468,404		1,435,985		6,203,448		8,107,837
Derivatives held for trading		401,834		10,313,483		434,455		11,149,772
Derivatives held for hedging		—		958,422		—		958,422

	~~W~~	4,253,323	~~W~~	12,707,890	~~W~~	6,637,903	~~W~~	23,599,116

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2025
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3 *
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	32,165,510	~~W~~	35,812,155	~~W~~	21,884,865	~~W~~	89,862,530
Due from financial institutions		—		—		64,438		64,438
Debt securities		26,010,266		35,590,894		18,952,188		80,553,348
Equity securities		5,742,965		221,261		1,637,227		7,601,453
Loans		—		—		1,231,012		1,231,012
Others		412,279		—		—		412,279
Derivatives held for trading		174,420		7,360,773		213,178		7,748,371
Derivatives held for hedging		—		429,685		—		429,685
Financial assets at fair value through other comprehensive income:		49,129,214		48,982,122		1,808,149		99,919,485
Debt securities		48,548,227		44,764,192		—		93,312,419
Equity securities		580,987		2,222,847		1,808,149		4,611,983
Loans		—		1,995,083		—		1,995,083

	~~W~~	81,469,144	~~W~~	92,584,735	~~W~~	23,906,192	~~W~~	197,960,071

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,339,572	~~W~~	—	~~W~~	—	~~W~~	3,339,572
Financial liabilities designated at fair value through profit or loss		507,900		1,391,155		6,081,963		7,981,018
Derivatives held for trading		226,234		7,036,258		424,813		7,687,305
Derivatives held for hedging		—		546,984		—		546,984

	~~W~~	4,073,706	~~W~~	8,974,397	~~W~~	6,506,776	~~W~~	19,554,879

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)

	March 31, 2026
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	36,652,344
Debt securities		36,576,105	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-White Model, Net Asset Value Method, Binomial Model, and others	Contractual cash flows, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		76,239	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		11,350,652	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull-White Model, Option Model, and others	Price of underlying asset, Underlying asset index, Interest rate, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		600,511	DCF Model, Closed Form, FDM	Contractual cash flows, Discount rate, Volatility, Foreign exchange rate, Risk free interest rate, and others
Financial assets at fair value through other comprehensive income:		48,334,130
Debt securities		43,674,178	DCF Model, Option Model, Hull-White Model	Underlying asset index, Interest rate, Discount rate, and others
Equity securities		2,589,676	DCF Model	Interest rate, Discount rate, and others
Loans		2,070,276	DCF Model	Discount rate

	~~W~~	96,937,637

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,435,985	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-White Model, and others	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		10,313,483	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull-White Model, Option Model, and others	Price of underlying asset, Interest rate, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		958,422	DCF Model, Closed Form, FDM	Contractual cash flows, Discount rate, Volatility, Foreign exchange rate, Risk free interest rate and others

	~~W~~	12,707,890

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)

	December 31, 2025
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	35,812,155
Debt securities		35,590,894	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-White Model, Net Asset Value Method, Binomial Model, and others	Contractual cash flows, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		221,261	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		7,360,773	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull-White Model, Option Model, and others	Price of underlying asset, Underlying asset index, Interest rate, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		429,685	DCF Model, Closed Form, FDM	Contractual cash flows, Discount rate, Volatility, Foreign exchange rate, Risk free interest rate, and others
Financial assets at fair value through other comprehensive income:		48,982,122
Debt securities		44,764,192	DCF Model, Option Model, Hull-White Model	Underlying asset index, Interest rate, Discount rate, and others
Equity securities		2,222,847	DCF Model	Interest rate, Discount rate, and others
Loans		1,995,083	DCF Model	Discount rate

	~~W~~	92,584,735

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,391,155	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-White Model, and others	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		7,036,258	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-White Model, and others	Price of underlying asset, Interest rate, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		546,984	DCF Model, Closed Form, FDM	Contractual cash flows, Discount rate, Volatility, Foreign exchange rate, Risk free interest rate, and others

	~~W~~	8,974,397

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions [1]	~~W~~	2,784,914	~~W~~	27,228,876	~~W~~	2,525,586	~~W~~	32,539,376
Loans measured at amortized cost [1]		—		48,700		494,097,475		494,146,175
Securities measured at amortized cost [2]		3,115,697		33,198,359		24,744		36,338,800
Other financial assets [2]		—		—		41,668,942		41,668,942

	~~W~~	5,900,611	~~W~~	60,475,935	~~W~~	538,316,747	~~W~~	604,693,293

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	200,955,171	~~W~~	268,030,980	~~W~~	468,986,151
Borrowings [3]		—		4,102,061		67,080,290		71,182,351
Debentures		—		69,114,070		9,833,868		78,947,938
Other financial liabilities [2]		—		—		63,747,031		63,747,031

	~~W~~	—	~~W~~	274,171,302	~~W~~	408,692,169	~~W~~	682,863,471

(In millions of Korean won)	December 31, 2025
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions [1]	~~W~~	2,443,177	~~W~~	30,509,973	~~W~~	1,822,393	~~W~~	34,775,543
Loans measured at amortized cost		—		78,800		493,627,326		493,706,126
Securities measured at amortized cost [2]		3,728,583		30,729,485		25,371		34,483,439
Other financial assets [2]		—		—		19,069,696		19,069,696

	~~W~~	6,171,760	~~W~~	61,318,258	~~W~~	514,544,786	~~W~~	582,034,804

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	189,727,760	~~W~~	272,900,778	~~W~~	462,628,538
Borrowings [3]		—		3,063,522		67,595,566		70,659,088
Debentures		—		70,382,029		9,819,728		80,201,757
Other financial liabilities [2]		—		—		40,469,257		40,469,257

	~~W~~	—	~~W~~	263,173,311	~~W~~	390,785,329	~~W~~	653,958,640

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
[2]	The amounts included in Level 3 are the carrying amounts which are reasonable approximations of fair value.
[3]	Borrowings of ~~W~~17,408 million and ~~W~~731 million included in Level 2 are the carrying amounts which are reasonable approximations of fair value as of March 31, 2026 and December 31, 2025, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026
	Fair value		Valuation techniques	Inputs
Financial assets
Securities measured at amortized cost		33,198,359	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	33,198,359

Financial liabilities
Borrowings	~~W~~	4,084,653	DCF Model	Discount rate
Debentures		69,114,070	DCF Model	Discount rate

	~~W~~	73,198,723

(In millions of Korean won)	December 31, 2025
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	78,800	DCF Model	Discount rate
Securities measured at amortized cost		30,729,485	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	30,808,285

Financial liabilities
Borrowings	~~W~~	3,062,791	DCF Model	Discount rate
Debentures		70,382,029	DCF Model	Discount rate

	~~W~~	73,444,820

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)	March 31, 2026
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,525,586	DCF Model	Credit spread, Other spread, Interest rate, Discount rate
Loans measured at amortized cost		494,097,475	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate, Discount rate, and others

	~~W~~	496,623,061

Financial liabilities
Deposits	~~W~~	268,030,980	DCF Model	Other spread, Prepayment rate, Interest rate, Discount rate
Borrowings		67,080,290	DCF Model	Other spread, Contractual cash flows, Discount rate, Interest rate
Debentures		9,833,868	DCF Model	Contractual cash flows, Discount rate, and others

	~~W~~	344,945,138

(In millions of Korean won)	December 31, 2025
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	1,822,393	DCF Model	Credit spread, Other spread, Interest rate, Discount rate
Loans measured at amortized cost		493,627,326	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate, Discount rate, and others

	~~W~~	495,449,719

Financial liabilities
Deposits	~~W~~	272,900,778	DCF Model	Other spread, Prepayment rate, Interest rate, Discount rate
Borrowings		67,595,566	DCF Model	Other spread, Contractual cash flows, Discount rate, Interest rate
Debentures		9,819,728	DCF Model	Contractual cash flows, Discount rate, and others

	~~W~~	350,316,072

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of financial instruments at the end of every reporting period.

If the changes in situation and events which cause transfers between the fair value hierarchy level for a financial asset or liability occur, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	64,438	~~W~~	20,589,415	~~W~~	1,231,012	~~W~~	1,808,149	~~W~~	(6,081,963)	~~W~~	(211,635)
Total gains or losses:
Profit or loss		(301)		343,255		(26,061)		—		(45,019)		(47,465)
Other comprehensive income (loss)		—		—		—		40,698		(1,259)		—
Purchases		—		1,380,878		381,662		78,566		—		—
Sales		—		(1,243,068)		(481,004)		—		—		—
Issues		—		—		—		—		(818,698)		(738)
Settlements		—		—		—		—		743,491		21,561
Transfers into Level 3 *		—		2,480		—		—		—		—
Transfers out of Level 3 *		—		(15,926)		—		—		—		—

Ending	~~W~~	64,137	~~W~~	21,057,034	~~W~~	1,105,609	~~W~~	1,927,413	~~W~~	(6,203,448)	~~W~~	(238,277)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the three-month periods ended March 31, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2025
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	59,838	~~W~~	18,879,482	~~W~~	1,187,764	~~W~~	1,499,987	~~W~~	(6,172,518)	~~W~~	(346,521)
Total gains or losses:
Profit or loss		6,874		(5,497)		9,844		—		(153,811)		54,623
Other comprehensive income (loss)		—		—		—		28,856		(6,216)		—
Purchases		—		1,257,057		305,483		38,405		—		443
Sales		—		(1,070,335)		(845,982)		(19,615)		—		—
Issues		—		—		—		—		(576,058)		(1,769)
Settlements		—		—		—		—		665,256		37,570
Transfers into Level 3 *		—		1,265		—		—		—		—
Transfers out of Level 3 *		—		(25,158)		—		(7,791)		—		—

Ending	~~W~~	66,712	~~W~~	19,036,814	~~W~~	657,109	~~W~~	1,539,842	~~W~~	(6,243,347)	~~W~~	(255,654)

*	Transfers into or out of Level 3 of the fair value hierarchy occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)

	2026						2025
	Net losses on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Net losses on financial instruments at fair value through profit or loss		Other operating income		Net interest income
Total gains (losses) recognized in profit or loss for the period	~~W~~	40,219	~~W~~	184,190	~~W~~	—	~~W~~	(97,986)	~~W~~	10,019	~~W~~	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting period		60,316		184,190		—		(173,921)		10,019		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)

	March 31, 2026
	Fair value	Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~64,137	Hull-White Model	Volatility	0.60	The higher the volatility, the higher the fair value
Debt securities	19,315,047	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-White Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Income Approach, Market Value Approach, and others	Growth rate	1.00 ~ 3.00	The higher the growth rate, the higher the fair value
			Volatility	0.61 ~ 81.28	The higher the volatility, the higher the fair value fluctuation
			Discount rate	2.31 ~ 21.09	The lower the discount rate, the higher the fair value
			Volatility of Stock price	10.00 ~ 37.78	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient	-57.35 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
			Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
			Recovery rate	40.00	The higher the recovery rate, the higher the fair value
			Rate of real estate price fluctuation	0.00	The higher the sale price of real estate, the higher the fair value
Equity securities	1,741,987

Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others

			Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
			Discount rate	7.53 ~ 15.17	The lower the discount rate, the higher the fair value
			Volatility	0.51 ~ 78.10	The higher the volatility, the higher the fair value fluctuation
Loans	1,105,609	DCF Model	Discount rate	3.26 ~ 9.02	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)

March 31, 2026
	Fair value	Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Derivatives held for trading:
Stock and index	~~W~~177,163	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-White Model, Black-Scholes Model, Binomial Model, Net Asset Value Method	Volatility of underlying asset	3.00 ~ 68.04	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient	-57.35 ~ 76.14	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others	19,015	DCF Model, Hull-White Model, Monte Carlo Simulation, Closed Form	Volatility	0.69 ~ 0.85	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient	15.71 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities	1,927,413	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, IMV Model, Income Approach, Net Asset Value Method, Market Value Approach, Tree Model, Monte Carlo Simulation, and others	Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
			Discount rate	6.61 ~ 17.33	The lower the discount rate, the higher the fair value
			Volatility	0.61 ~ 27.15	The higher the volatility, the higher the fair value fluctuation

~~W~~24,350,371

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)

	March 31, 2026
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	6,203,448	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-White Model, Net Asset Value Method, and others	Volatility of underlying asset	0.69 ~ 68.04	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-57.35 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		51,124	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-White Model, Net Asset Value Method, and others	Volatility of underlying asset	0.69 ~ 68.04	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-57.35 ~ 76.14	The higher the correlation coefficient, the higher the fair value fluctuation
Others		383,331	DCF Model, Hull-White Model, Monte Carlo Simulation, Closed Form	Discount rate	3.27	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	0.69 ~ 26.36	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-24.71 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation

	~~W~~	6,637,903

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2025
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	64,438	Hull-White Model	Volatility	0.50	The higher the volatility, the higher the fair value fluctuation
Debt securities		18,952,188	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-White Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Income Approach, Market Value Approach, and others	Growth rate	1.00 ~ 3.00	The higher the growth rate, the higher the fair value
				Volatility	0.50 ~ 63.60	The higher the volatility, the higher the fair value fluctuation
				Discount rate	1.86 ~ 12.88	The lower the discount rate, the higher the fair value
				Volatility of Stock price	10.00 ~ 34.17	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-57.80 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Rate of real estate price fluctuation	0.00	The higher the sale price of real estate, the higher the fair value
Equity securities		1,637,227

Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others

				Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	7.22 ~ 14.92	The lower the discount rate, the higher the fair value
				Volatility	0.46 ~ 78.10	The higher the volatility, the higher the fair value fluctuation
Loans		1,231,012	DCF Model	Discount rate	5.27 ~ 8.93	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2025
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Derivatives held for trading:
Stock and index	~~W~~	191,383	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-White Model, Black-Scholes Model, Binomial Model, Net Asset Value Method	Volatility of underlying asset	3.00 ~ 59.38	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-57.80 ~ 74.14	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others		21,795	DCF Model, Hull-White Model, MonteCarlo Simulation, Closed Form	Volatility	0.54 ~ 0.80	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	14.91 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,808,149	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, IMV Model, Income Approach, Net Asset Value Method, Market Approach, Tree Model, Monte Carlo Simulation, and others	Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	4.82 ~ 17.33	The lower the discount rate, the higher the fair value
				Volatility	0.50 ~ 26.47	The higher the volatility, the higher the fair value fluctuation

	~~W~~	23,906,192

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2025
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	6,081,963	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-White Model, Net Asset Value Method, and others	Volatility of underlying asset	0.54 ~ 60.16	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-57.80 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		45,370	DCF Model, Closed Form, MonteCarlo Simulation, Hull-White Model, Black-Scholes Model, Net Asset Value Method, and others	Volatility of underlying asset	22.48 ~ 60.16	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-57.80 ~ 74.14	The higher the correlation coefficient, the higher the fair value fluctuation
Others		379,443	DCF Model, Hull-White Model, MonteCarlo Simulation, Closed Form	Discount rate	3.20	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	0.54 ~ 23.36	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-24.89 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation

	~~W~~	6,506,776

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are (a) loans, equity-related derivatives, currency-related derivatives, and interest rate related derivatives whose fair value changes are recognized in profit or loss, (b) financial liabilities designated at fair value through profit or loss, and (c) due from financial institutions, debt securities, equity securities, and loans whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	19	~~W~~	(19)	~~W~~	—	~~W~~	—
Debt securities [4]		114,564		(113,771)		—		—
Equity securities [3]		35,803		(22,577)		—		—
Loans [5]		4,982		(4,693)		—		—
Derivatives held for trading [2]		9,944		(10,606)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		53,455		(36,805)

	~~W~~	165,312	~~W~~	(151,666)	~~W~~	53,455	~~W~~	(36,805)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	24,872	~~W~~	(25,064)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		17,165		(17,669)		—		—

	~~W~~	42,037	~~W~~	(42,733)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

(In millions of Korean won)	December 31, 2025
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	11	~~W~~	(11)	~~W~~	—	~~W~~	—
Debt securities [4]		108,191		(107,444)		—		—
Equity securities [3]		38,454		(24,736)		—		—
Loans [5]		4,467		(3,416)		—		—
Derivatives held for trading [2]		6,820		(7,209)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		57,358		(38,779)

	~~W~~	157,943	~~W~~	(142,816)	~~W~~	57,358	~~W~~	(38,779)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	14,921	~~W~~	(13,977)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		9,346		(10,111)		—		—

	~~W~~	24,267	~~W~~	(24,088)	~~W~~	—	~~W~~	—

[1]

For financial instruments at fair value through profit or loss, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate, recovery rate, liquidation value, growth rate by ±1%p and volatility of underlying asset by ±1%p or ±10% and correlation coefficient by ±10%.

[2]	For derivative financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as price of underlying asset and volatility by ±3% or ± 10%.
[3]	For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1%p~1%p) and growth rate (-1%p~1%p).
[4]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. However, for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting rate of real estate price fluctuation by -1%p~1%p, and for beneficiary certificates whose underlying assets are equity investments, changes in fair value are calculated by shifting principal unobservable input parameters such as liquidation value by -1%p~1%p and discount rate by -1%p~1%p. There are no significant interrelationships among the major unobservable input parameters.

[5]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate by -1%p~1%p.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

6.2.4 Valuation gains and losses on transaction day

When the Group measures the fair value of OTC derivatives using inputs that are not based on observable market data, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

Changes in deferred valuation gains and losses on transaction day for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Balance at the beginning of the period	~~W~~	32,734	~~W~~	12,140
New transactions		21,988		19,764
Changes during the period		(14,458)		(9,158)

Balance at the end of the period	~~W~~	40,264	~~W~~	22,746

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

6.3 Carrying Amount of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)

	March 31, 2026
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	32,538,472	~~W~~	—	~~W~~	32,538,472
Financial assets at fair value through profit or loss		94,367,465		—		—		—		—		94,367,465
Derivative financial assets		11,710,997		—		—		—		600,511		12,311,508
Loans measured at amortized cost		—		—		—		494,353,167		—		494,353,167
Financial investments		—		92,787,253		5,122,355		37,274,076		—		135,183,684
Other financial assets		—		—		—		41,668,942		—		41,668,942

	~~W~~	106,078,462	~~W~~	92,787,253	~~W~~	5,122,355	~~W~~	605,834,657	~~W~~	600,511	~~W~~	810,423,238

(In millions of Korean won)

	March 31, 2026
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,383,085	~~W~~	8,107,837	~~W~~	—	~~W~~	—	~~W~~	11,490,922
Derivative financial liabilities		11,149,772		—		—		958,422		12,108,194
Deposits		—		—		469,093,134		—		469,093,134
Borrowings		—		—		71,315,372		—		71,315,372
Debentures		—		—		79,519,555		—		79,519,555
Other financial liabilities *		—		—		63,747,031		—		63,747,031

	~~W~~	14,532,857	~~W~~	8,107,837	~~W~~	683,675,092	~~W~~	958,422	~~W~~	707,274,208

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

6.3 Carrying Amount of Financial Instruments by Category (cont’d)

(In millions of Korean won)

	December 31, 2025
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	34,776,877	~~W~~	—	~~W~~	34,776,877
Financial assets at fair value through profit or loss		89,862,530		—		—		—		—		89,862,530
Derivative financial assets		7,748,371		—		—		—		429,685		8,178,056
Loans measured at amortized cost		—		—		—		491,978,044		—		491,978,044
Financial investments		—		95,307,502		4,611,983		35,067,192		—		134,986,677
Other financial assets		—		—		—		19,069,696		—		19,069,696

	~~W~~	97,610,901	~~W~~	95,307,502	~~W~~	4,611,983	~~W~~	580,891,809	~~W~~	429,685	~~W~~	778,851,880

(In millions of Korean won)

	December 31, 2025
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,339,572	~~W~~	7,981,018	~~W~~	—	~~W~~	—	~~W~~	11,320,590
Derivative financial liabilities		7,687,305		—		—		546,984		8,234,289
Deposits		—		—		462,397,026		—		462,397,026
Borrowings		—		—		70,728,396		—		70,728,396
Debentures		—		—		80,049,270		—		80,049,270
Other financial liabilities*		—		—		40,469,257		—		40,469,257

	~~W~~	11,026,877	~~W~~	7,981,018	~~W~~	653,643,949	~~W~~	546,984	~~W~~	673,198,828

*	Other financial liabilities include lease liabilities that are not included in the category of financial instruments measured at amortized cost.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

7. Due from Financial Institutions Measured at Amortized Cost

7.1 Details of due from financial institutions as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%) as of March 31, 2026	March 31, 2026		December 31, 2025
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	—	~~W~~	12,096,521	~~W~~	13,939,438
	Due from banks	KEB Hana Bank and others	0.00 ~ 3.92		3,809,476		4,141,440
	Due from others	Korea Securities Finance Corporation and others	0.00 ~ 3.18		1,686,865		1,696,282

					17,592,862		19,777,160

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others	0.00 ~ 4.75		8,267,039		9,115,862
	Time deposits in foreign currencies	Industrial and Commercial Bank of China and others	0.00 ~ 10.25		483,844		405,700
	Due from others	Yuanta Bank(Taiwan) and others	0.00 ~ 8.60		3,776,972		3,270,336
					12,527,855		12,791,898

				~~W~~	30,120,717	~~W~~	32,569,058

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

7.2 Details of restricted due from financial institutions as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)		Financial institutions	March 31, 2026		December 31, 2025		Reasons of restriction
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	~~W~~	12,096,521	~~W~~	13,939,438	Bank of Korea Act
	Due from banks	KEB Hana Bank and others		108,011		130,640	Pledges and others
	Due from others	Korea Securities Finance Corporation and others		1,478,313		1,630,914	Derivatives margin account and others

				13,682,845		15,700,992

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others		3,798,429		3,392,616	Bank of Korea Act and others
	Time deposits in foreign currencies	Bank of communications Co., Ltd. New York Branch and others		86,605		81,983	Bank Act of the State of New York and others
	Due from others	Yuanta Bank (Taiwan) and others		3,577,881		3,002,267	Derivatives margin account and others

				7,462,915		6,476,866

			~~W~~	21,145,760	~~W~~	22,177,858

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

7.3 Changes in allowances for credit losses of due from financial institutions for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	1,350	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Provision (reversal) for credit losses		529		—		—
Others		7		—		—

Ending	~~W~~	1,886	~~W~~	—	~~W~~	—

(In millions of Korean won)	2025
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	1,572	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Provision (reversal) for credit losses		(475)		—		—
Others		(41)		—		—

Ending	~~W~~	1,056	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

8. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and hedging the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate risk and currency risk arising from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the predetermined transaction limit.

The Group provides and trades a range of derivative financial instruments, including:

- Interest rate swaps relating to interest rate risk in Korean won

- Cross-currency swaps, forwards, and options relating to currency risk

- Stock index options linked with the Korea Composite Stock Price Index (“KOSPI”)

In particular, the Group applies fair value hedge accounting using interest rate swaps, currency forwards, and others to hedge the risk of changes in fair value due to the changes in interest rate and foreign exchange rate of structured debentures in Korean won, debentures in foreign currencies, structured deposits in foreign currencies, and others. The Group applies cash flow hedge accounting using interest rate swaps, currency swaps, and others to hedge the risk of changes in cash flows of floating rate debt securities in Korean won, borrowings in foreign currencies, group of loans measured at amortized cost, and others. In addition, the Group applies net investments in foreign operations hedge accounting by designating debentures in foreign currencies and cross currency forwards as hedging instruments to hedge the currency risk of net investments in foreign operations.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

8.1 Details of derivative financial instruments held for trading as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)

	March 31, 2026						December 31, 2025
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
Interest rate
Forwards	~~W~~	22,978,520	~~W~~	1,597,911	~~W~~	1,017,615	~~W~~	24,101,504	~~W~~	963,680	~~W~~	629,846
Futures *		4,279,947		2,883		1,140		5,703,719		458		1,340
Swaps		267,899,228		720,893		826,674		266,475,478		447,025		632,389
Options		6,593,345		219,235		190,335		6,376,000		185,054		149,207

		301,751,040		2,540,922		2,035,764		302,656,701		1,596,217		1,412,782

Currency
Forwards		147,818,186		5,466,322		2,939,670		137,979,537		3,320,819		1,774,894
Futures *		1,229,186		203		95		825,744		728		20
Swaps		71,211,094		2,688,425		5,339,590		70,367,044		2,316,840		3,679,947
Options		2,053,799		20,772		20,635		1,741,288		10,700		11,361

		222,312,265		8,175,722		8,299,990		210,913,613		5,649,087		5,466,222

Stock and index
Futures *		4,819,485		4,212		3,917		3,577,413		396		6,881
Swaps		6,507,982		548,406		188,004		6,129,959		237,117		380,095
Options		2,508,403		203,053		197,592		2,518,452		209,753		162,989

		13,835,870		755,671		389,513		12,225,824		447,266		549,965

Credit
Swaps		6,027,165		36,942		24,077		5,265,645		35,971		26,470

		6,027,165		36,942		24,077		5,265,645		35,971		26,470

Commodity
Futures *		146,874		1,750		8,674		81,631		1,056		1,949
Swaps		764,104		182,490		181,873		568,778		10,572		10,185
Options		71,535		3,777		3,772		101,737		3,072		3,109

		982,513		188,017		194,319		752,146		14,700		15,243

Others		836,553		13,723		206,109		824,241		5,130		216,623

	~~W~~	545,745,406	~~W~~	11,710,997	~~W~~	11,149,772	~~W~~	532,638,170	~~W~~	7,748,371	~~W~~	7,687,305

* Gains or losses arising from some daily mark-to-market futures are reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

8.2 Average price conditions of future nominal cash flows by type of hedge accounting as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	4,140,416	~~W~~	728,428	~~W~~	1,011,413	~~W~~	641,560	~~W~~	1,109,488	~~W~~	604,612	~~W~~	8,235,917
Average price condition (%)		3.79		3.43		5.28		3.52		2.96		3.45		3.78
Average price condition (USD/KRW)		1,379.68		1,410.09		1,413.70		—		—		—		1,384.60
Average price condition (EUR/KRW)		1,542.45		—		—		—		—		—		1,542.45
Average price condition (AUD/KRW)		926.89		—		—		—		—		—		926.89
Average price condition (GBP/KRW)		1,869.01		—		—		—		—		—		1,869.01
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	4,513,353	~~W~~	3,651,206	~~W~~	3,729,723	~~W~~	949,949	~~W~~	229,139	~~W~~	45,402	~~W~~	13,118,772
Average price condition (%)		3.13		4.25		3.83		3.18		—		—		3.81
Average price condition (USD/KRW)		1,276.36		1,367.74		1,438.10		1,380.86		1,421.04		1,477.67		1,362.33
Average price condition (EUR/KRW)		1,501.00		1,518.50		1,619.00		—		1,710.00		—		1,566.44
Average price condition (AUD/KRW)		1,003.50		932.60		—		—		—		—		986.45
Average price condition (CNY/KRW)		—		—		218.40		—		—		—		218.40
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	243,657	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	243,657
Average price condition (USD/KRW)		1,178.92		—		—		—		—		—		1,178.92

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

8.2 Average price conditions of future nominal cash flows by type of hedge accounting as of March 31, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2025
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	5,146,871	~~W~~	402,995	~~W~~	94,321	~~W~~	880,581	~~W~~	1,531,878	~~W~~	570,923	~~W~~	8,627,569
Average price condition (%)		3.67		4.31		4.85		5.92		2.96		3.73		3.86
Average price condition (USD/KRW)		1,362.39		1,356.40		—		—		—		—		1,362.03
Average price condition (EUR/KRW)		1,556.92		1,481.21		—		—		—		—		1,541.37
Average price condition (AUD/KRW)		911.05		—		—		—		—		—		911.05
Average price condition (GBP/KRW)		1,862.01		—		—		—		—		—		1,862.01
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	3,715,273	~~W~~	3,779,416	~~W~~	3,059,931	~~W~~	1,172,452	~~W~~	578,761	~~W~~	—	~~W~~	12,305,833
Average price condition (%)		3.46		4.37		3.96		3.47		—		—		3.94
Average price condition (USD/KRW)		1,264.42		1,433.62		1,344.27		1,353.74		1,411.82		—		1,351.96
Average price condition (EUR/KRW)		1,501.00		1,560.67		1,505.50		—		—		—		1,526.90
Average price condition (AUD/KRW)		896.73		932.6		—		—		—		—		905.35
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	242,498	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	242,498
Average price condition (USD/KRW)		1,173.81		—		—		—		—		—		1,173.81

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

8.3 Fair Value Hedge

8.3.1 Details of fair value hedged items as of March 31, 2026 and December 31, 2025 and changes in fair value for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)		March 31, 2026								2026
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	873,706	~~W~~	—	~~W~~	(13,340)	~~W~~	—	~~W~~	(15,734)
	Debt securities in foreign currencies		1,276,095		—		(3,685)		—		(2,099)
	Deposits in Korean won		—		196,160		—		6,160		705
	Deposits in foreign currencies		—		1,084,927		—		(3,278)		1,809
	Debentures in Korean won		—		1,360,658		—		(149,342)		31,967
	Debentures in foreign currencies		—		846,751		—		(31,021)		7,936

			2,149,801		3,488,496		(17,025)		(177,481)		24,584

Currency	Debt securities in foreign currencies		1,649,428		—		453,123		—		138,985

			1,649,428		—		453,123		—		138,985

		~~W~~	3,799,229	~~W~~	3,488,496	~~W~~	436,098	~~W~~	(177,481)	~~W~~	163,569

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

8.3.1 Details of fair value hedged items as of March 31, 2026 and December 31, 2025 and changes in fair value for the three-month periods ended March 31, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2025								2025
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	1,516,538	~~W~~	—	~~W~~	(5,529)	~~W~~	—	~~W~~	6,459
	Debt securities in foreign currencies		1,285,924		—		(628)		—		20,437
	Deposits in Korean won		—		196,865		—		6,865		(10,691)
	Deposits in foreign currencies		—		1,044,993		—		(1,334)		(3,173)
	Debentures in Korean won		—		1,342,625		—		(117,375)		(14,358)
	Debentures in foreign currencies		—		809,157		—		(23,085)		(24,650)

			2,802,462		3,393,640		(6,157)		(134,929)		(25,976)

Currency	Debt securities in foreign currencies		1,539,305		—		365,464		—		5,174

			1,539,305		—		365,464		—		5,174

		~~W~~	4,341,767	~~W~~	3,393,640	~~W~~	359,307	~~W~~	(134,929)	~~W~~	(20,802)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

8.3.2 Details of derivative instruments designated as fair value hedge as of March 31, 2026 and December 31, 2025 and changes in fair value for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)

	March 31, 2026						2026
	Notional amount		Carrying amount				Changes in fair value
			Assets		Liabilities
Interest rate
Futures	~~W~~	347,600	~~W~~	—	~~W~~	—	~~W~~	10,328
Swaps		5,456,701		78,846		33,854		(45,893)

	~~W~~	5,804,301	~~W~~	78,846	~~W~~	33,854	~~W~~	(35,565)
Currency
Forwards		2,431,616		—		203,509		(143,360)

	~~W~~	8,235,917	~~W~~	78,846	~~W~~	237,363	~~W~~	(178,925)

(In millions of Korean won)

	December 31, 2025						2025
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Futures	~~W~~	1,007,300	~~W~~	—	~~W~~	—	~~W~~	—
Swaps		5,336,065		89,917		17,610		13,628

	~~W~~	6,343,365	~~W~~	89,917	~~W~~	17,610	~~W~~	13,628
Currency
Forwards		2,284,204		4,563		107,590		(18,180)

	~~W~~	8,627,569	~~W~~	94,480	~~W~~	125,200	~~W~~	(4,552)

8.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)

	2026		2025
Hedge accounting
Interest rate	~~W~~	(10,981)	~~W~~	(12,348)
Currency		(4,375)		(13,005)

	~~W~~	(15,356)	~~W~~	(25,353)

8.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)

	2026		2025
Losses on hedging instruments	~~W~~	(178,925)	~~W~~	(4,552)
Gains (losses) on hedged items attributable to the hedged risk		163,709		(20,655)

	~~W~~	(15,216)	~~W~~	(25,207)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

8.4 Cash Flow Hedge

8.4.1 Details of cash flow hedged items as of March 31, 2026 and December 31, 2025 and changes in fair value for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)

	Cash flow hedge reserve				Changes in fair value
	March 31, 2026		December 31, 2025		2026		2025
Hedge accounting
Interest rate risk	~~W~~	(346,062)	~~W~~	(102,432)	~~W~~	316,490	~~W~~	(58,856)
Currency risk		(48,675)		(55,080)		(141,662)		16,838

	~~W~~	(394,737)	~~W~~	(157,512)	~~W~~	174,828	~~W~~	(42,018)

8.4.2 Details of derivative instruments designated as cash flow hedge as of March 31, 2026 and December 31, 2025 and changes in fair value for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)

	March 31, 2026						2026
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	~~W~~	4,242,735	~~W~~	373	~~W~~	507,207	~~W~~	(330,097)
Swaps		2,711,318		33,401		7,299		13,642

		6,954,053		33,774		514,506		(316,455)
Currency
Swaps		6,164,719		487,891		206,553		145,288

	~~W~~	13,118,772	~~W~~	521,665	~~W~~	721,059	~~W~~	(171,167)

(In millions of Korean won)

	December 31, 2025						2025
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	~~W~~	3,947,019	~~W~~	37,218	~~W~~	234,722	~~W~~	80,560
Swaps		2,849,228		25,753		13,343		(23,493)

	~~W~~	6,796,247	~~W~~	62,971	~~W~~	248,065	~~W~~	57,067
Currency
Swaps		5,509,586		272,234		170,808		(13,822)

	~~W~~	12,305,833	~~W~~	335,205	~~W~~	418,873	~~W~~	43,245

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

8.4.3 Gains or losses on cash flow hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Gains (losses) on hedging instruments:	~~W~~	(171,167)	~~W~~	43,245
Effective portion of gains (losses) on cash flow hedging instruments (recognized in other comprehensive income or loss)		(171,664)		42,090
Ineffective portion of gains on cash flow hedging instruments (recognized in profit or loss)		497		1,155

8.4.4 Amounts recognized in other comprehensive income (loss) and reclassified from equity to profit or loss related to derivative instruments designated as cash allow hedge for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Other comprehensive income (loss)	~~W~~	(171,664)	~~W~~	42,090
Reclassification to profit or loss		(157,080)		672
Income tax effect		84,390		(11,261)

	~~W~~	(244,354)	~~W~~	31,501

8.5 Hedge of Net Investments in Foreign Operations

8.5.1 Details of net investments in foreign operations hedged items as of March 31, 2026 and December 31, 2025 and changes in fair value for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)

	Foreign currency translation reserve				Changes in fair value
	March 31, 2026		December 31, 2025		2026		2025
Hedge accounting
Currency risk	~~W~~	(358,912)	~~W~~	(276,478)	~~W~~	113,702	~~W~~	(4,790)

.KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

8.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of March 31, 2026 and December 31, 2025 and changes in fair value for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)

	March 31, 2026						2026
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,911
Debentures in foreign currencies		2,322,188		—		2,321,952		(116,613)

	~~W~~	2,322,188	~~W~~	—	~~W~~	2,321,952	~~W~~	(113,702)

(In millions of Korean won)

	December 31, 2025						2025
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	11,479	~~W~~	—	~~W~~	2,911	~~W~~	789
Debentures in foreign currencies		2,203,306		—		2,203,005		4,001

	~~W~~	2,214,785	~~W~~	—	~~W~~	2,205,916	~~W~~	4,790

8.5.3 Fair value of non-derivative financial instruments designated as hedge of net investments in foreign operations as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026		December 31, 2025
Debentures in foreign currencies	~~W~~	2,300,273	~~W~~	2,186,490

8.5.4 Gains or losses on net investments in foreign operations hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Losses on hedging instruments:	~~W~~	(113,702)	~~W~~	4,790
Effective portion of losses on hedge of net investments in foreign operations (recognized in other comprehensive income or loss)		(113,702)		4,790
Ineffective portion of losses on hedge of net investments in foreign operations (recognized in profit or loss)		—		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

8.5.5 Effective portion of gains or losses on net investments in foreign operations hedging instruments recognized in other comprehensive income (loss) for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Other comprehensive loss	~~W~~	(113,702)	~~W~~	4,790
Reclassification to profit or loss		—		—
Income tax effect		31,268		(1,266)

	~~W~~	(82,434)	~~W~~	3,524

9. Loans Measured at Amortized Cost

9.1 Details of loans as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026		December 31, 2025
Loans measured at amortized cost	~~W~~	499,347,819	~~W~~	496,800,668
Deferred loan origination fees and costs		573,836		583,572
Less: Allowances for credit losses		(5,568,488)		(5,406,196)

	~~W~~	494,353,167	~~W~~	491,978,044

9.2 Details of loans to banks as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026		December 31, 2025
Loans measured at amortized cost	~~W~~	7,162,695	~~W~~	8,761,115
Less: Allowances for credit losses		(3,596)		(2,039)

	~~W~~	7,159,099	~~W~~	8,759,076

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

9.3 Details of loan types and customer types of loans to customers other than banks as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	195,214,383	~~W~~	216,742,146	~~W~~	—	~~W~~	411,956,529
Loans in foreign currencies		6,533,512		27,126,587		—		33,660,099
Domestic import usance bills		—		3,995,357		—		3,995,357
Off-shore funding loans		—		1,121,519		—		1,121,519
Bills bought in Korean won		—		3,127		—		3,127
Bills bought in foreign currencies		—		3,324,711		—		3,324,711
Guarantee payments under acceptances and guarantees		—		5,693		—		5,693
Credit card receivables in Korean won		—		—		22,940,133		22,940,133
Credit card receivables in foreign currencies		—		—		33,313		33,313
Bonds purchased under repurchase agreements		—		6,700,940		—		6,700,940
Privately placed bonds		—		389,157		—		389,157
Factored receivables		5,641		72,011		—		77,652
Lease receivables		440,984		72,938		—		513,922
Loans for installment credit		7,018,634		1,018,174		—		8,036,808

		209,213,154		260,572,360		22,973,446		492,758,960

Proportion (%)		42.46		52.88		4.66		100.00
Less: Allowances for credit losses		(1,545,473)		(3,274,722)		(744,697)		(5,564,892)

	~~W~~	207,667,681	~~W~~	257,297,638	~~W~~	22,228,749	~~W~~	487,194,068

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

9.3 Details of loan types and customer types of loans to customers other than banks as of March 31, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2025
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	195,458,599	~~W~~	213,386,102	~~W~~	—	~~W~~	408,844,701
Loans in foreign currencies		6,139,413		26,054,287		—		32,193,700
Domestic import usance bills		—		3,576,639		—		3,576,639
Off-shore funding loans		—		959,102		—		959,102
Call Loans		—		450,000		—		450,000
Bills bought in Korean won		—		1,691		—		1,691
Bills bought in foreign currencies		—		2,611,182		—		2,611,182
Guarantee payments under acceptances and guarantees		—		5,414		—		5,414
Credit card receivables in Korean won		—		—		23,103,760		23,103,760
Credit card receivables in foreign currencies		—		—		31,326		31,326
Bonds purchased under repurchase agreements		—		8,084,671		—		8,084,671
Privately placed bonds		—		390,175		—		390,175
Factored receivables		3,563		77,811		—		81,374
Lease receivables		429,444		82,883		—		512,327
Loans for installment credit		6,853,732		923,331		—		7,777,063

		208,884,751		256,603,288		23,135,086		488,623,125

Proportion (%)		42.75		52.52		4.73		100.00
Less: Allowances for credit losses		(1,500,254)		(3,187,999)		(715,904)		(5,404,157)

	~~W~~	207,384,497	~~W~~	253,415,289	~~W~~	22,419,182	~~W~~	483,218,968

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

10. Allowances for Credit Losses

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning	~~W~~	579,327	~~W~~	272,474	~~W~~	648,453	~~W~~	935,287	~~W~~	907,707	~~W~~	1,347,044	~~W~~	185,473	~~W~~	369,576	~~W~~	160,855
Transfer between stages:
Transfer to 12-month expected credit losses		46,188		(41,574)		(4,614)		49,963		(25,684)		(24,279)		61,169		(61,036)		(133)
Transfer to lifetime expected credit losses		(30,110)		47,675		(17,565)		(75,829)		103,962		(28,133)		(19,157)		20,500		(1,343)
Impairment		(4,618)		(48,744)		53,362		(25,285)		(254,426)		279,711		(800)		(44,895)		45,695
Write-offs		—		—		(153,447)		—		(6)		(141,249)		—		—		(151,261)
Sales		(4,581)		(510)		(8,589)		(34)		(974)		(47,940)		(7)		(7,600)		(10,621)
Provision (reversal) for credit losses [1,2]		(44,655)		50,514		187,437		15,485		40,842		181,915		(13,312)		63,116		153,448
Others (exchange differences, etc.)		1,781		1,004		16,265		8,942		8,814		22,485		16		23		(5,009)

Ending	~~W~~	543,332	~~W~~	280,839	~~W~~	721,302	~~W~~	908,529	~~W~~	780,235	~~W~~	1,589,554	~~W~~	213,382	~~W~~	339,684	~~W~~	191,631

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the three-month periods ended March 31, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2025
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning	~~W~~	607,351	~~W~~	331,435	~~W~~	649,031	~~W~~	913,140	~~W~~	923,564	~~W~~	1,332,119	~~W~~	240,434	~~W~~	372,640	~~W~~	263,666
Transfer between stages:
Transfer to 12-month expected credit losses		54,060		(45,531)		(8,529)		91,028		(89,228)		(1,800)		33,312		(33,020)		(292)
Transfer to lifetime expected credit losses		(42,754)		213,065		(170,311)		(55,478)		161,174		(105,696)		(29,607)		30,553		(946)
Impairment		(6,629)		(207,799)		214,428		(1,603)		(191,557)		193,160		(813)		(61,549)		62,362
Write-offs		—		—		(157,169)		—		(1)		(77,815)		—		—		(155,208)
Sales		(214)		(168)		(27,429)		(26)		(245)		(49,563)		—		—		(73,268)
Provision (reversal) for credit losses [1,2]		(5,133)		42,542		181,338		(21,137)		10,179		257,491		(7,718)		83,324		176,415
Others (exchange differences, etc.)		(322)		(122)		(9,694)		(2,502)		78		(20,264)		(38)		(8)		(10,056)

Ending	~~W~~	606,359	~~W~~	333,422	~~W~~	671,665	~~W~~	923,422	~~W~~	813,964	~~W~~	1,527,632	~~W~~	235,570	~~W~~	391,940	~~W~~	262,673

[1]

Provision for credit losses in the consolidated statements of comprehensive income also includes provision (reversal) for credit losses of due from financial institutions (Note 7.3), provision (reversal) for credit losses of financial investments (Note 11.5), provision (reversal) for credit losses of unused commitments, acceptances and guarantees (Note 17.2), provision (reversal) for credit losses of financial guarantee contracts (Note 17.3), and provision (reversal) for credit losses of other financial assets.

[2]	Includes ~~W~~156,201 million and ~~W~~86,146 million of collections from written-off loans for the three-month periods ended March 31, 2026 and 2025, respectively.

The amount of financial assets that the Group wrote off during the current year but is continuing recovery activities is ~~W~~ 443,578 million and ~~W~~ 390,193 million for the three-month periods ended March 31, 2026 and 2025, respectively. Also, the Group manages the written-off loans that their legal extinctive prescriptions have not been completed, and that have not been collected. The balances of those loans are ~~W~~ 11,933,119 million and ~~W~~ 11,292,023 million as of March 31, 2026 and December 31, 2025, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

10.2 Changes in gross carrying amount of loans for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	445,890,120	~~W~~	46,967,201	~~W~~	4,526,919
Transfer between stages:
Transfer to 12-month expected credit losses		6,609,302		(5,860,779)		(748,523)
Transfer to lifetime expected credit losses (non-impaired)		(7,104,649)		7,255,461		(150,812)
Transfer to lifetime expected credit losses (impaired)		(914,072)		(1,480,468)		2,394,540
Write-offs		—		(6)		(445,957)
Sales		(1,033,695)		(30,416)		(214,666)
Net increase (decrease) (execution, repayment, and others)		6,621,858		(2,255,517)		(104,186)

Ending	~~W~~	450,068,864	~~W~~	44,595,476	~~W~~	5,257,315

(In millions of Korean won)	2025
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	431,753,998	~~W~~	40,940,591	~~W~~	5,010,631
Transfer between stages:
Transfer to 12-month expected credit losses		7,009,230		(6,988,330)		(20,900)
Transfer to lifetime expected credit losses (non-impaired)		(10,496,310)		12,180,941		(1,684,631)
Transfer to lifetime expected credit losses (impaired)		(185,099)		(2,807,719)		2,992,818
Write-offs		—		(1)		(390,192)
Sales		(341,282)		(6,643)		(273,312)
Net increase (decrease) (execution, repayment, and others)		6,980,473		(2,625,965)		(411,156)

Ending	~~W~~	434,721,010	~~W~~	40,692,874	~~W~~	5,223,258

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

11.	Financial Assets at Fair Value through Profit or Loss and Financial Investments

11.1 Details of financial assets at fair value through profit or loss and financial investments as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026		December 31, 2025
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	14,377,617	~~W~~	12,700,497
Financial bonds		12,268,814		13,649,186
Corporate bonds		8,993,859		8,116,539
Asset-backed securities		29,582		30,000
Beneficiary certificates		25,431,032		24,898,393
Derivative-linked securities		2,332,662		2,161,288
Other debt securities		21,739,935		18,997,445
Equity securities:
Stocks		7,233,426		7,258,897
Other equity securities		310,262		342,556
Loans:
Privately placed bonds		233,442		227,391
Other loans		872,167		1,003,621
Due from financial institutions:
Other due from financial institutions		64,137		64,438
Others		480,530		412,279

	~~W~~	94,367,465	~~W~~	89,862,530

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	~~W~~	43,579,554	~~W~~	43,782,588
Financial bonds		21,919,302		23,991,331
Corporate bonds		22,955,435		23,215,390
Asset-backed securities		2,129,657		2,163,313
Other debt securities		133,029		159,797
Equity securities:
Stocks		1,873,435		1,808,906
Equity investments		45,901		16,144
Other equity securities		3,203,019		2,786,933
Loans:
Privately placed bonds		2,070,276		1,995,083

		97,909,608		99,919,485

Financial assets at amortized cost
Debt securities:
Government and public bonds		4,699,747		4,944,116
Financial bonds		14,613,109		13,817,271
Corporate bonds		10,218,461		8,698,069
Asset-backed securities		7,646,941		7,551,248
Other debt securities		113,151		73,785
Less: Allowances for credit losses		(17,333)		(17,297)

		37,274,076		35,067,192

	~~W~~	135,183,684	~~W~~	134,986,677

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

11.2 Dividend income from equity securities designated at fair value through other comprehensive income for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026				2025
	From the equity securities derecognized		From the equity securities held		From the equity securities derecognized		From the equity securities held
Equity securities measured at fair value through other comprehensive income:
Stocks Listed	~~W~~	702	~~W~~	11,064	~~W~~	—	~~W~~	10,352
Unlisted		—		19,475		—		15,190
Equity investments		—		—		—		302
Other equity securities		477		36,424		225		25,431

	~~W~~	1,179	~~W~~	66,963	~~W~~	225	~~W~~	51,275

11.3 Derecognized equity securities measured at fair value through other comprehensive income for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026				2025
	Disposal price		Accumulated other comprehensive income (loss) as of disposal date		Disposal price		Accumulated other comprehensive income (loss) as of disposal date
Equity securities measured at fair value through other comprehensive income:
Stocks Listed	~~W~~	23,647	~~W~~	2,100	~~W~~	6,440	~~W~~	(1,598)
Unlisted		—		—		—		—
Other equity securities		110,518		(519)		69,999		(1)

	~~W~~	134,165	~~W~~	1,581	~~W~~	76,439	~~W~~	(1,599)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

11.4 Provision (reversal) for credit losses of financial investments for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	2,955	~~W~~	(2,491)	~~W~~	464
Loans measured at fair value through other comprehensive income		104		—		104
Securities measured at amortized cost		1,276		(1,305)		(29)

	~~W~~	4,335	~~W~~	(3,796)	~~W~~	539

(In millions of Korean won)	2025
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	2,095	~~W~~	(2,808)	~~W~~	(713)
Loans measured at fair value through other comprehensive income		7		(67)		(60)
Securities measured at amortized cost		430		(1,966)		(1,536)

	~~W~~	2,532	~~W~~	(4,841)	~~W~~	(2,309)

11.5 Changes in allowances for credit losses of financial investments for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	41,152	~~W~~	—	~~W~~	81
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(878)		—		—
Provision for credit losses		539		—		—
Others		(73)		—		—

Ending	~~W~~	40,740	~~W~~	—	~~W~~	81

(In millions of Korean won)	2025
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	43,031	~~W~~	—	~~W~~	82
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(1,335)		—		—
Provision for credit losses		(2,308)		—		(1)
Others		22		—		—

Ending	~~W~~	39,410	~~W~~	—	~~W~~	81

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

12.	Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026
	Assets		Liabilities		Net amount
Other provisions	~~W~~	226,843	~~W~~	—	~~W~~	226,843
Allowances for credit losses		37,414		(2,153)		35,261
Impairment losses of property and equipment		15,290		(1,171)		14,119
Interest on equity index-linked deposits		651		—		651
Share-based payments		36,467		—		36,467
Provisions for acceptances and guarantees		15,198		(444)		14,754
Gains or losses on valuation of derivatives		202,456		(567,246)		(364,790)
Present value discount		11,159		(198)		10,961
Gains or losses on fair value hedge		—		(48,689)		(48,689)
Accrued interest		(14)		(262,554)		(262,568)
Deferred loan origination fees and costs		16,665		(203,611)		(186,946)
Advanced depreciation provision		—		(4,170)		(4,170)
Gains or losses on revaluation		327		(283,612)		(283,285)
Investments in subsidiaries and others		89,918		(308,600)		(218,682)
Gains or losses on valuation of security investment		2,249,134		(275,731)		1,973,403
Defined benefit liabilities		636,475		—		636,475
Accrued expenses		240,543		—		240,543
Retirement insurance expense		—		(658,230)		(658,230)
Adjustments to the prepaid contributions		—		(88,248)		(88,248)
Derivative-linked securities		6,368		(34,459)		(28,091)
Others *		1,243,615		(4,080,421)		(2,836,806)

		5,028,509		(6,819,537)		(1,791,028)

Offsetting of deferred income tax assets and liabilities		(4,832,298)		4,832,298		—

	~~W~~	196,211	~~W~~	(1,987,239)	~~W~~	(1,791,028)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

12. Deferred Income Tax Assets and Liabilities (cont’d)

(In millions of Korean won)	December 31, 2025
	Assets		Liabilities		Net amount
Other provisions	~~W~~	233,337	~~W~~	—	~~W~~	233,337
Allowances for credit losses		44,300		(2,355)		41,945
Impairment losses of property and equipment		10,614		(1,164)		9,450
Interest on equity index-linked deposits		362		—		362
Share-based payments		49,752		—		49,752
Provisions for acceptances and guarantees		14,464		(164)		14,300
Gains or losses on valuation of derivatives		324,878		(341,168)		(16,290)
Present value discount		11,439		(239)		11,200
Gains or losses on fair value hedge		—		(36,979)		(36,979)
Accrued interest		(14)		(290,542)		(290,556)
Deferred loan origination fees and costs		16,103		(200,328)		(184,225)
Advanced depreciation provision		—		(4,170)		(4,170)
Gains or losses on revaluation		326		(284,230)		(283,904)
Investments in subsidiaries and others		89,649		(298,302)		(208,653)
Gains or losses on valuation of security investment		1,045,397		(444,901)		600,496
Defined benefit liabilities		651,974		—		651,974
Accrued expenses		403,784		—		403,784
Retirement insurance expense		—		(666,714)		(666,714)
Adjustments to the prepaid contributions		—		(79,010)		(79,010)
Derivative-linked securities		9,051		(43,669)		(34,618)
Others *		1,221,261		(3,058,788)		(1,837,527)

		4,126,677		(5,752,723)		(1,626,046)

Offsetting of deferred income tax assets and liabilities		(3,933,643)		3,933,643		—

	~~W~~	193,034	~~W~~	(1,819,080)	~~W~~	(1,626,046)

*	Includes Purchase Price Allocation (“PPA”) amount arising from the acquisition of KB Life Insurance Co., Ltd., KB Insurance Co., Ltd.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

13. Financial Liabilities at Fair Value through Profit or Loss

13.1 Details of financial liabilities at fair value through profit or loss and financial liabilities designated at fair value through profit or loss as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026		December 31, 2025
Financial liabilities at fair value through profit or loss
Borrowed securities sold	~~W~~	2,902,814	~~W~~	2,923,691
Others		480,271		415,881

		3,383,085		3,339,572

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		8,107,837		7,981,018

		8,107,837		7,981,018

	~~W~~	11,490,922	~~W~~	11,320,590

13.2 Difference between the amount contractually required to pay at maturity and carrying amount of financial liabilities designated at fair value through profit or loss as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)	March 31, 2026		December 31, 2025
Amount contractually required to pay at maturity	~~W~~	8,004,845	~~W~~	7,900,807
Carrying amount		8,107,837		7,981,018

Difference	~~W~~	(102,992)	~~W~~	(80,211)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

14. Deposits

Details of deposits as of March 31, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)	March 31, 2026		December 31, 2025
Demand deposits
Demand deposits in Korean won	~~W~~	180,647,821	~~W~~	169,324,051
Demand deposits in foreign currencies		16,311,308		16,531,638

		196,959,129		185,855,689

Time deposits
Time deposits in Korean won		220,704,872		224,427,609
Fair value adjustments of fair value hedged time deposits in foreign currencies		6,160		6,865

		220,711,032		224,434,474

Time deposits in foreign currencies		27,152,883		27,711,278
Fair value adjustments of fair value hedged time deposits in foreign currencies		(3,278)		(1,334)

		27,149,605		27,709,944

		247,860,637		252,144,418

Certificates of deposits		13,575,965		13,749,293

Investment contract liabilities		10,697,403		10,647,626

	~~W~~	469,093,134	~~W~~	462,397,026

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

15. Borrowings

15.1 Details of borrowings as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026		December 31, 2025
General borrowings	~~W~~	57,537,021	~~W~~	53,070,565
Bonds sold under repurchase agreements and others		10,396,372		13,430,104
Call money		3,381,979		4,227,727

	~~W~~	71,315,372	~~W~~	70,728,396

15.2 Details of general borrowings as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)		Lenders	Interest rate (%) as of March 31, 2026	March 31, 2026		December 31, 2025
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	1.00	~~W~~	6,864,407	~~W~~	6,958,623
	Borrowings from the government	SEMAS and others	0.00~3.50		2,449,790		2,402,107
	Borrowings from banks	The Korea Development Bank and others	2.20~11.25		1,474,632		1,556,717
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	0.91~6.50		2,677,989		2,674,329
	Other borrowings	The Korea Development Bank and others	0.00~6.25		25,486,799		22,050,728

					38,953,617		35,642,504

Borrowings in foreign currencies	Due to banks	Hana Bank and others	—		17,408		731
	Borrowings from banks	Citicorp International Ltd. and others	0.00~8.95		15,319,040		14,412,057
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	4.22~4.45		6,205		5,883
	Other borrowings	Standard Chartered Bank (Hong Kong) and others	0.00~4.31		3,240,751		3,009,390

					18,583,404		17,428,061

				~~W~~	57,537,021	~~W~~	53,070,565

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

16. Debentures

16.1 Details of debentures as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	Interest rate (%) as of March 31, 2026	March 31, 2026		December 31, 2025
Debentures in Korean won
Structured debentures	3.45~5.86	~~W~~	140,280	~~W~~	90,410
Subordinated fixed rate debentures	2.02~4.90		5,045,150		5,045,150
Fixed rate debentures	1.33~7.20		55,546,867		55,987,465
Floating rate debentures	2.75~5.90		2,230,000		2,380,000

			62,962,297		63,503,025
Fair value adjustments of fair value hedged debentures in Korean won			(148,913)		(116,915)
Less: Discount on debentures in Korean won			(96,120)		(79,204)

			62,717,264		63,306,906

Debentures in foreign currencies
Floating rate debentures	0.20~4.77		4,063,484		3,636,907
Fixed rate debentures	0.00~9.06		12,816,245		13,179,168

			16,879,729		16,816,075
Fair value adjustments of fair value hedged debentures in foreign currencies			(31,021)		(23,084)
Less: Discount on debentures in foreign currencies			(46,417)		(50,627)

			16,802,291		16,742,364

		~~W~~	79,519,555	~~W~~	80,049,270

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

17. Provisions

17.1 Details of provisions as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026		December 31, 2025
Provisions for credit losses of unused loan commitments	~~W~~	269,144	~~W~~	274,488
Provisions for credit losses of acceptances and guarantees		50,338		49,025
Provisions for credit losses of financial guarantee contracts		7,165		6,024
Provisions for restoration costs		173,139		171,649
Others		854,001		763,204

	~~W~~	1,353,787	~~W~~	1,264,390

17.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)

	2026
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	188,003	~~W~~	84,223	~~W~~	2,262	~~W~~	32,071	~~W~~	5,336	~~W~~	11,618
Transfer between stages:
Transfer to 12-month expected credit losses		20,433		(20,335)		(98)		94		(94)		—
Transfer to lifetime expected credit losses		(4,214)		4,247		(33)		(13)		13		—
Impairment		(45)		(423)		468		(4)		(68)		72
Provision (reversal) for credit losses		(11,385)		5,019		(585)		276		81		(687)
Others (exchange differences, etc.)		1,335		272		—		1,234		121		288

Ending	~~W~~	194,127	~~W~~	73,003	~~W~~	2,014	~~W~~	33,658	~~W~~	5,389	~~W~~	11,291

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

17.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the three-month periods ended March 31, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)

	2025
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	216,995	~~W~~	78,975	~~W~~	1,885	~~W~~	39,465	~~W~~	2,487	~~W~~	14,145
Transfer between stages:
Transfer to 12-month expected credit losses		13,733		(13,695)		(38)		12		(12)		—
Transfer to lifetime expected credit losses		(7,295)		9,126		(1,831)		(238)		273		(35)
Impairment		(1,088)		(2,290)		3,378		(1)		(28)		29
Provision (reversal) for credit losses		(3,465)		5,172		(1,545)		(1,891)		356		(4,864)
Others (exchange differences, etc.)		(85)		(11)		(7)		301		—		(5)

Ending	~~W~~	218,795	~~W~~	77,277	~~W~~	1,842	~~W~~	37,648	~~W~~	3,076	~~W~~	9,270

17.3 Changes in provisions for credit losses of financial guarantee contracts for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Beginning	~~W~~	6,024	~~W~~	7,378
Provision		1,125		412
Others		16		—

Ending	~~W~~	7,165	~~W~~	7,790

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

17.4 Changes in provisions for restoration costs for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Beginning	~~W~~	171,649	~~W~~	180,590
Provision		1,758		2,853
Reversal		(269)		(487)
Used		(1,240)		(3,217)
Unwinding of discount		1,216		1,250
Effect of changes in discount rate		25		(17)

Ending	~~W~~	173,139	~~W~~	180,972

Provisions for restoration costs are the present value of estimated costs to be incurred for the restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate are used to estimate the present value of estimated costs.

17.5 Changes in other provisions for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026
	Membership rewards program		Dormant accounts		Litigations		Others *		Total
Beginning *	~~W~~	91	~~W~~	5,734	~~W~~	142,090	~~W~~	615,289	~~W~~	763,204
Increase		21		—		6,187		120,758		126,966
Decrease		(15)		(2,366)		(1,322)		(33,004)		(36,707)
Others		—		—		538		—		538

Ending *	~~W~~	97	~~W~~	3,368	~~W~~	147,493	~~W~~	703,043	~~W~~	854,001

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

17.5 Changes in other provisions for the three-month periods ended March 31, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2025
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	73	~~W~~	3,153	~~W~~	156,214	~~W~~	226,272	~~W~~	385,712
Increase		32		141		5,259		8,890		14,322
Decrease		(19)		(540)		(21,791)		(54,558)		(76,908)
Others		—		—		(349)		(1)		(350)

Ending	~~W~~	86	~~W~~	2,754	~~W~~	139,333	~~W~~	180,603	~~W~~	322,776

[1]	Includes other provisions of ~~W~~2,722 million and ~~W~~6,577 million related to the Livelihood finance support program as of March 31, 2026 and December 31, 2025, respectively
[2]

Includes other provisions of ~~W~~25,698 million and ~~W~~28,396 million related to the voluntary compensation for the performance of the Hang Seng China Enterprise Index as of March 31, 2026 and December 31, 2025, respectively.

[3]

Includes other provisions of ~~W~~139,934 million and ~~W~~144,246 million related to the obligation performance of the completion guarantee-type land trust business of KB Real Estate Trust Co., Ltd. as of March 31, 2026 and December 31, 2025, respectively.

[4]

Includes other provisions of ~~W~~430,642 million and ~~W~~333,002 million related to ELS and LTV penalties, among others, and such amounts may change depending on future developments and the outcome of related matters as of March 31, 2026 and December 31, 2025, respectively.

18. Net Defined Benefit Liabilities

18.1 Defined Benefit Plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	The Group assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities recognized in the consolidated statement of financial position are calculated by the independent actuary in accordance with actuarial valuation method. The defined benefit obligation is calculated using the projected unit credit method. Assumptions based on market data and historical data such as discount rate, future salary increase rate, mortality, and consumer price index are used which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends which may affect net defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

18.2 Details of net defined benefit liabilities as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026		December 31, 2025
Present value of defined benefit obligation	~~W~~	2,495,055	~~W~~	2,558,934
Fair value of plan assets		(2,780,825)		(2,812,212)

Net defined benefit liabilities *	~~W~~	(285,770)	~~W~~	(253,278)

*

As of March 31, 2026, the net defined benefit asset of ~~W~~285,770 million is the amount obtained by subtracting the net defined benefit liability of ~~W~~85,381 million from the net defined benefit asset of ~~W~~371,151 million. Similarly, as of December 31, 2025, the net defined benefit asset of ~~W~~253,278 million is the amount obtained by subtracting the net defined benefit liability of ~~W~~100,088 million from the net defined benefit asset of ~~W~~353,366 million.

18.3 Details of post-employment benefits recognized in profit or loss for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Current service cost	~~W~~	55,789	~~W~~	52,730
Past service cost		—		187
Net interest expense on net defined benefit liabilities		(3,034)		(1,793)

Post-employment benefits *	~~W~~	52,755	~~W~~	51,124

*

Includes post-employment benefits amounting to ~~W~~ 5,251 million recognized as insurance service expenses, ~~W~~ 907 million recognized as other operating expenses and ~~W~~ 21 million recognized as advanced payments for the three-month period ended March 31, 2026 and ~~W~~ 6,273 million recognized as insurance service expenses, ~~W~~ 922 million recognized as other operating expenses and ~~W~~ 14 million recognized as advanced payments for the three-month period ended March 31, 2025.

19. Equity

19.1 Share Capital

19.1.1 Details of share capital as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won and in number of shares)	March 31, 2026		December 31, 2025
Type of share		Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		372,850,455		381,462,103
Share capital *	~~W~~	2,090,558	~~W~~	2,090,558

*	Due to the retirement of shares deducted through retained earnings, it is different from the total par value of the shares issued.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

19.1.2 Changes in outstanding shares for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In number of shares)	2026	2025
Beginning	358,587,722	373,600,719
Increase	—	—
Decrease	(3,200,000)	(5,695,509)

Ending	355,387,722	367,905,210

19.2 Hybrid Securities

Details of hybrid securities classified as equity as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of March 31, 2026	March 31, 2026		December 31, 2025
Series 1-2	May. 2, 2019	Perpetual bond	3.44	~~W~~	49,896	~~W~~	49,896
Series 2-2	May. 8, 2020	Perpetual bond	3.43		74,812		74,812
Series 3-2	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
Series 4-2	Oct. 20, 2020	Perpetual bond	3.28		64,855		64,855
Series 5-1*	Feb. 19, 2021	Perpetual bond	2.67		—		419,071
Series 5-2	Feb. 19, 2021	Perpetual bond	2.87		59,862		59,862
Series 5-3	Feb. 19, 2021	Perpetual bond	3.28		119,727		119,727
Series 6-1	May. 28, 2021	Perpetual bond	3.20		165,563		165,563
Series 6-2	May. 28, 2021	Perpetual bond	3.60		109,708		109,708
Series 7-1	Oct. 8, 2021	Perpetual bond	3.57		208,468		208,468
Series 7-2	Oct. 8, 2021	Perpetual bond	3.80		59,834		59,834
Series 8-1	Feb. 16, 2022	Perpetual bond	4.00		442,970		442,970
Series 8-2	Feb. 16, 2022	Perpetual bond	4.30		155,626		155,626
Series 9-1	May. 12, 2022	Perpetual bond	4.68		478,829		478,829
Series 9-2	May. 12, 2022	Perpetual bond	4.97		19,906		19,906
Series 10-1	Aug. 26, 2022	Perpetual bond	4.90		407,936		407,936
Series 10-2	Aug. 26, 2022	Perpetual bond	5.15		70,819		70,819
Series 10-3	Aug. 26, 2022	Perpetual bond	5.30		19,944		19,944
Series 11-1	Feb. 3, 2023	Perpetual bond	4.90		548,681		548,681
Series 11-2	Feb. 3, 2023	Perpetual bond	5.03		49,871		49,871
Series 12	Feb. 28, 2024	Perpetual bond	4.39		399,060		399,060
Series 13	Jan. 22, 2025	Perpetual bond	4.00		404,028		404,028

				~~W~~	3,940,317	~~W~~	4,359,388

*	The Parent Company early redeemed in full its 5-1 Additional Tier 1 capital securities amounting to ~~W~~ 420,000 million on Feb 19, 2026, upon the exercise of the call option.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

19.2 Hybrid Securities (cont’d)

The above hybrid securities are early redeemable by the Group after 5 or 7 or 10 years from the issuance date. On the other hand, hybrid securities of ~~W~~1,065,613 million issued by Kookmin Bank, hybrid securities of ~~W~~232,672 million issued by KB Securities Co., Ltd., hybrid securities of ~~W~~49,800 million issued by KB Life Insurance Co., Ltd., hybrid securities of ~~W~~ 249,150 million issued by KB Kookmin Card Co., Ltd. and hybrid securities of ~~W~~19,993 million issued by KB Real Estate Trust Co., Ltd. are recognized as non-controlling interests and are early redeemable after 5 years from the issuance date and on each interest payment date thereafter.

19.3 Capital Surplus

Details of capital surplus as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026		December 31, 2025
Paid-in capital in excess of par value[1]	~~W~~	5,690,275	~~W~~	13,190,274
Losses on sales of treasury shares		(477,358)		(477,358)
Other capital surplus		3,889,784		3,920,602

	~~W~~	9,102,701	~~W~~	16,633,518

[1]	During the three-month period ended March 31, 2026, ~~W~~7,500,000 million was transferred from capital surplus to retained earnings.

19.4 Accumulated Other Comprehensive Income (Loss)

Details of accumulated other comprehensive income (loss) as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026		December 31, 2025
Remeasurements of net defined benefit liabilities	~~W~~	(228,217)	~~W~~	(218,626)
Currency translation differences		1,023,818		761,727
Gains (losses) on financial instruments at fair value through other comprehensive income		(5,698,367)		(3,396,899)
Share of other comprehensive loss of associates and joint ventures		155		(1,135)
Gains (losses) on cash flow hedging instruments		(394,737)		(157,512)
Losses on hedging instruments of net investments in foreign operations		(358,912)		(276,478)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(21,815)		(20,536)
Finance gains or losses on insurance contract assets (liabilities)		5,181,511		2,842,003

	~~W~~	(496,564)	~~W~~	(467,456)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

19.5 Retained Earnings

19.5.1 Details of retained earnings as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026		December 31, 2025
Legal reserves [1]	~~W~~	1,802,633	~~W~~	1,436,870
Voluntary reserves		982,000		982,000
Unappropriated retained earnings [2]		43,610,015		35,914,871

	~~W~~	46,394,648	~~W~~	38,333,741

[1]

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. This reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

[2]	The regulatory reserve for credit losses the Group appropriated in retained earnings is ~~W~~ 4,500,746 million and ~~W~~ 4,190,070 million as of March 31, 2026 and December 31, 2025, respectively.

19.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Regulations on Supervision of Financial Holding Companies.

19.5.2.1 Details of regulatory reserve for credit losses as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026		December 31, 2025
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	4,500,746	~~W~~	4,190,070
Non-controlling interests		46,396		139,144

	~~W~~	4,547,142	~~W~~	4,329,214

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

19.5.2.2 Regulatory reserve for credit losses estimated to be appropriated and adjusted profit after provision of regulatory reserve for credit losses for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won, except for earnings per share)	2026		2025
Provision (reversal) of regulatory reserve for credit losses	~~W~~	310,676	~~W~~	(99,692)
Adjusted profit after provision of regulatory reserve for credit losses [1,2]		1,536,917		1,747,329
Adjusted basic earnings per share after provision of regulatory reserve for credit losses [1]		4,296		4,697
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses [1]		4,259		4,649

[1]

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision of regulatory reserve for credit losses before tax to the net profit attributable to shareholders of the Parent Company.

[2]	After deducting dividends on hybrid securities

19.6 Treasury Shares

Changes in treasury shares for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won and in number of shares)

	2026
	Beginning		Acquisition		Disposal		Retirement		Ending
Number of treasury shares		22,874,381		3,200,000		—		(8,611,648)		17,462,733

Carrying amount	~~W~~	1,901,538	~~W~~	497,059	~~W~~	—	~~W~~	(715,882)	~~W~~	1,682,715

(In millions of Korean won and in number of shares)

	2025
	Beginning		Acquisition		Disposal		Retirement		Ending
Number of treasury shares		19,927,704		5,695,509		—		—		25,623,213

Carrying amount	~~W~~	1,236,060	~~W~~	464,114	~~W~~	—	~~W~~	—	~~W~~	1,700,174

On January 15, 2026, the Parent Company retired 3,047,395 treasury shares (~~W~~ 300,000 million) acquired pursuant to the Board resolution dated April 24, 2025, and 5,564,253 treasury shares (~~W~~ 660,000 million) acquired pursuant to the Board resolution dated July 24, 2025.

In addition, pursuant to the Board resolution dated February 5, 2026, the Parent Company completed the acquisition of 3,899,988 treasury shares (~~W~~ 600,000 million), which are planned to be retired on May 15, 2026.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

20. Net Interest Income

Details of interest income, interest expense, and net interest income for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Interest income
Due from financial institutions measured at fair value through profit or loss	~~W~~	675	~~W~~	601
Securities measured at fair value through profit or loss		343,273		347,927
Loans measured at fair value through profit or loss		20,871		13,527
Securities measured at fair value through other comprehensive income		705,809		704,050
Loans measured at fair value through other comprehensive income		22,498		16,911
Due from financial institutions measured at amortized cost		91,163		93,580
Securities measured at amortized cost		289,970		281,090
Loans measured at amortized cost		5,513,308		5,823,805
Insurance finance income		11,469		10,090
Others		160,693		163,360

		7,159,729		7,454,941

Interest expense
Deposits		2,104,038		2,432,250
Borrowings		488,491		569,513
Debentures		663,615		671,526
Insurance finance expense		403,063		382,142
Others		165,700		137,345

		3,824,907		4,192,776

Net interest income	~~W~~	3,334,822	~~W~~	3,262,165

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

21. Net Fee and Commission Income

Details of fee and commission income, fee and commission expense, and net fee and commission income for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Fee and commission income
Banking activity fees	~~W~~	50,570	~~W~~	48,014
Lending activity fees		19,028		26,959
Credit card and debit card related fees		393,225		397,776
Agent activity fees		46,003		59,219
Trust and other fiduciary fees		169,444		69,271
Fund management related fees		53,999		33,045
Acceptances and guarantees fees		19,299		24,769
Foreign currency related fees		133,666		101,015
Securities agency fees		61,913		33,689
Other business account commission on consignment		10,977		12,330
Commissions received on securities business		432,494		156,229
Lease fees		278,336		272,744
Others		141,421		95,173

		1,810,375		1,330,233

Fee and commission expense
Trading activity related fees *		27,357		10,909
Lending activity fees		11,768		10,445
Credit card and debit card related fees		199,533		195,629
Outsourcing related fees		28,026		30,160
Foreign currency related fees		29,362		33,821
Others		155,000		115,221

		451,046		396,185

Net fee and commission income	~~W~~	1,359,329	~~W~~	934,048

*	Fees from financial instruments at fair value through profit or loss

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

22. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

22.1 Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments at fair value through profit or loss for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	~~W~~	1,661,544	~~W~~	1,235,175
Equity securities		1,711,384		269,844

		3,372,928		1,505,019

Derivatives held for trading:
Interest rate		3,289,888		1,581,330
Currency		6,180,747		2,158,046
Stock or stock index		1,876,554		514,227
Credit		44,073		28,342
Commodity		251,763		45,484
Others		29,409		54,765

		11,672,434		4,382,194

Financial liabilities at fair value through profit or loss		130,772		69,682
Other financial instruments		6,804		2,420

		15,182,938		5,959,315

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities		1,466,950		399,159
Equity securities		413,878		152,800

		1,880,828		551,959

Derivatives held for trading:
Interest rate		2,654,068		1,846,624
Currency		6,734,762		2,073,002
Stock or stock index		2,717,628		581,893
Credit		40,367		27,012
Commodity		276,957		42,104
Others		25,752		14,230

		12,449,534		4,584,865

Financial liabilities at fair value through profit or loss		414,170		110,378
Other financial instruments		5,969		2,478

		14,750,501		5,249,680

Net gains (losses) on financial instruments at fair value through profit or loss	~~W~~	432,437	~~W~~	709,635

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

22.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss

Net gains or losses on financial instruments designated at fair value through profit or loss include gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments designated at fair value through profit or loss for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Gains on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	127,096	~~W~~	42,288

		127,096		42,288

Losses on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		192,689		205,705

		192,689		205,705

Net gains (losses) on financial instruments designated at fair value through profit or loss	~~W~~	(65,593)	~~W~~	(163,417)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

23. Net Other Operating Income and Expenses

Details of other operating income and expenses for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Other operating income
Gains on financial instruments at fair value through other comprehensive income:
Gains on redemption of securities at fair value through other comprehensive income	~~W~~	48	~~W~~	201
Gains on disposal of securities at fair value through other comprehensive income		34,436		122,658
Gains on sale of loans at fair value through other comprehensive income		433		—

		34,917		122,859

Gains on financial instruments at amortized cost:
Gains on sale of loans measured at amortized cost		51,780		53,473
Gains on redemption of securities measured at amortized cost		2		—
Gains on disposal of securities measured at amortized cost		6		278

		51,788		53,751

Gains on hedge accounting		253,215		89,948
Gains on foreign exchange transactions		2,621,999		1,316,902
Dividend income		68,142		51,500
Others		187,160		193,270

		3,217,221		1,828,230

Other operating expenses
Losses on financial instruments at fair value through other comprehensive income:
Losses on redemption of securities at fair value through other comprehensive income		60		195
Losses on disposal of securities at fair value through other comprehensive income		4,122		24,978

		4,182		25,173

Losses on financial instruments at amortized cost:
Losses on sale of loans measured at amortized cost		29,140		43,393

		29,140		43,393

Losses on hedge accounting		270,292		114,842
Losses on foreign exchange transactions		2,157,332		1,311,206
Deposit insurance fee		163,011		152,858
Credit guarantee fund fee		107,563		96,964
Depreciation expenses of operating lease assets		164,280		167,329
Others		386,002		402,889

		3,281,802		2,314,654

Net other operating expenses	~~W~~	(64,581)	~~W~~	(486,424)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

24. General and Administrative Expenses

24.1 Details of general and administrative expenses for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Expenses related to employee
Employee benefits - salaries	~~W~~	786,416	~~W~~	696,571
Employee benefits - others		206,428		223,333
Post-employment benefits - defined benefit plans		46,576		43,915
Post-employment benefits - defined contribution plans		8,947		9,372
Termination benefits		1,487		2,035
Share-based payments		33,754		(5,909)

		1,083,608		969,317

Depreciation and amortization		215,663		223,912

Other general and administrative expenses
Rental expense		24,676		25,394
Tax and dues		129,641		86,453
Communication		8,240		10,742
Electricity and utilities		12,226		12,968
Publication		1,304		1,376
Repairs and maintenance		10,607		9,151
Vehicle		4,529		4,576
Travel		2,903		3,234
Training		10,363		9,752
Service fees		45,539		53,317
Electronic data processing expenses		107,286		96,551
Advertising		41,558		34,184
Others		66,771		64,638

		465,643		412,336

	~~W~~	1,764,914	~~W~~	1,605,565

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

24.2 Share-based Payments

24.2.1 Stock grants

The Group changed the scheme of share-based payments awarded to executives and employees from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

24.2.1.1 Details of stock grants linked to long-term performance as of March 31, 2026, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
KB Financial Group Inc.
Series 38	Nov. 21, 2023	55,547	Services fulfillment, market performance [3] 35%, and non-market performance [5] 65%
Series 41	Apr. 6, 2024	6,450	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 43	Jan. 1, 2025	28,130	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 44	Apr. 7, 2025	5,540	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 45	Jan. 1, 2026	29,974	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Deferred grant in 2022		241	Satisfied
Deferred grant in 2023		31,152	Satisfied
Deferred grant in 2024		17,031	Satisfied
Deferred grant in 2025		25,653	Satisfied

		199,718

Kookmin Bank
Series 98	Apr. 22, 2024	2,962	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 99	Jul. 5, 2024	4,929	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 101	Aug. 24, 2024	4,453	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 102	Jan. 1, 2025	126,771	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100% Services fulfillment, market performance [3] 30%, and non-market performance [6] 70%
Series 103	Jan. 9, 2025	4,633	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 104	Jan. 1, 2026	107,332	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Deferred grant in 2022		734	Satisfied
Deferred grant in 2023		47,112	Satisfied
Deferred grant in 2024		78,368	Satisfied
Deferred grant in 2025		109,950	Satisfied

		487,244

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

24.2.1.1 Details of stock grants linked to long-term performance as of March 31, 2026, are as follows: (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
Other subsidiaries
Stock granted in 2014		644
Stock granted in 2015		544
Stock granted in 2017		2,021
Stock granted in 2018		9,368
Stock granted in 2019		9,816
Stock granted in 2020		18,653
Stock granted in 2021		10,978	Services fulfillment, market performance [3] 0~50%, and non-market performance [4] 50~100%
Stock granted in 2022		25,845
Stock granted in 2023		66,158
Stock granted in 2024		143,351
Stock granted in 2025		368,885
Stock granted in 2026		78,601

		734,864

		1,421,826

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of March 31, 2026 (Deferred grants are residual shares vested as of March 31, 2026).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant was confirmed.

[3]

Relative TSR (Total Shareholder Return): [(Fair value at the end of the contract—Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Performance results of company and employee
[5]	EPS (Earnings Per Share), Asset Quality, HCROI (Human Capital Return On Investment), Non-bank segment profit
[6]	EPS, Asset Quality

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

24.2.1.2 Details of stock grants linked to short-term performance as of March 31, 2026, are as follows:

(In number of shares)	Estimated number of vested shares *	Vesting conditions
KB Financial Group Inc.
Stock granted in 2016	1,040	Satisfied
Stock granted in 2023	13,997	Satisfied
Stock granted in 2024	16,104	Satisfied
Stock granted in 2025	15,005	Satisfied
Stock granted in 2026	3,606	Proportional to service period
Kookmin Bank
Stock granted in 2022	14,315	Satisfied
Stock granted in 2023	78,274	Satisfied
Stock granted in 2024	73,416	Satisfied
Stock granted in 2025	49,122	Satisfied
Stock granted in 2026	11,618	Proportional to service period
Other subsidiaries
Stock granted in 2015	645	Satisfied
Stock granted in 2016	3,418	Satisfied
Stock granted in 2017	15,684	Satisfied
Stock granted in 2018	42,234	Satisfied
Stock granted in 2019	28,401	Satisfied
Stock granted in 2020	31,693	Satisfied
Stock granted in 2021	54,429	Satisfied
Stock granted in 2022	78,762	Satisfied
Stock granted in 2023	247,301	Satisfied
Stock granted in 2024	310,227	Satisfied
Stock granted in 2025	271,133	Satisfied
Stock granted in 2026	12,607	Proportional to service period

	1,373,031

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant was confirmed.

24.2.1.3 The accrued expenses for share-based payments related to stock grants are ~~W~~ 311,804 million and ~~W~~ 395,692 million as of March 31, 2026 and December 31, 2025, respectively, and compensation costs amounting to ~~W~~ 42,247 million were recognized for the three-month periods ended March 31, 2026, while compensation costs amounting to ~~W~~ 5,444 million were reversed for the three-month periods ended March 31, 2025, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

24.2.2 Mileage stock

24.2.2.1 Details of mileage stock as of March 31, 2026, are as follows:

(In number of shares)

Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares [1]
Stock granted in 2021
Apr. 5, 2021	89	0.00~0.01	53
Jul. 1, 2021	54	0.00~0.25	18
Jul. 2, 2021	11	0.00~0.25	8
Jul. 27, 2021	70	0.00~0.32	21
Nov. 1, 2021	71	0.00~0.59	53
Nov. 16, 2021	53	0.00~0.63	3
Dec. 3, 2021	91	0.00~0.67	39
Dec. 6, 2021	87	0.00~0.68	25
Dec. 30, 2021	76	0.00~0.75	38
Stock granted in 2022
Jan. 14, 2022	20,909	0.00~0.79	8,153
Apr. 4, 2022	65	0.00~1.01	33
Apr. 19, 2022	33	0.00~1.05	20
Aug. 3, 2022	62	0.00~1.34	6
Aug. 9, 2022	80	0.00~1.36	17
Oct. 19, 2022	55	0.00~1.55	5
Nov. 1, 2022	177	0.00~1.59	51
Dec. 1, 2022	49	0.00~1.67	48
Dec. 6, 2022	88	0.00~1.68	8
Dec. 12, 2022	114	0.00~1.70	29
Dec. 15, 2022	42	0.00~1.71	23
Dec. 30, 2022	114	0.00~1.75	25
Stock granted in 2023
Jan. 9, 2023	23,071	0.00~1.78	7,115
Jan. 14, 2023	742	0.00~1.79	299
Mar. 27, 2023	58	0.00~1.99	37
Mar. 31, 2023	97	0.00~2.00	39
May. 4, 2023	105	0.00~2.09	22
Jul. 3, 2023	63	0.00~2.25	21
Jul. 26, 2023	38	0.00~2.32	22
Jul. 31, 2023	220	0.00~2.33	62
Oct. 20, 2023	80	0.00~2.55	38
Nov. 1, 2023	78	0.00~2.59	39
Dec. 1, 2023	49	0.00~2.67	36
Dec. 13, 2023	115	0.00~2.70	1
Dec. 14, 2023	57	0.00~2.70	40
Dec. 27, 2023	19	0.00~2.74	14
Dec. 28, 2023	162	0.00~2.74	71
Dec. 29, 2023	95	0.00~2.75	38

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

24.2.2.1 Details of mileage stock as of March 31, 2026, are as follows: (cont’d)

(In number of shares)

Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares [1]
Stock granted in 2024
Jan. 13, 2024	17,523	0.00~2.79	9,188
Jan. 31, 2024	297	0.00~2.84	215
Apr. 1, 2024	89	0.00~3.00	50
Jul. 1, 2024	38	0.00~3.25	25
Aug. 1, 2024	141	0.00~3.34	91
Sep. 2, 2024	14	0.00~3.42	8
Nov. 1, 2024	55	0.00~3.59	44
Dec. 4, 2024	26	0.00~3.68	21
Dec. 19, 2024	88	0.00~3.72	60
Dec. 30, 2024	73	0.00~3.75	72
Stock granted in 2025
Jan. 11, 2025	11,977	0.00~3.78	9,109
Feb. 6, 2025	162	0.00~3.85	111
Apr. 1, 2025	38	0.00~4.00	25
May. 9, 2025	13	0.00~4.11	11
Jul. 1, 2025	18	0.00~4.25	18
Nov. 3, 2025	26	0.00~4.59	26
Dec. 5, 2025	21	0.00~4.68	21
Dec. 26, 2025	68	0.00~4.74	68
Dec. 29, 2025	16	0.00~4.75	16
Stock granted in 2026
Jan. 7, 2026	8,379	0.00~4.77	8,011
Jan. 8, 2026	120	0.00~4.78	119
Mar. 18, 2026	10	0.00~4.96	10

	86,631		43,889

[1]

Mileage stock is exercisable for four years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year grace period.

[2]	Assessed based on the stock price as of March 31, 2026. These shares are vested immediately at grant date.

24.2.2.2 The accrued expenses for share-based payments related to mileage stock are ~~W~~ 6,288 million and ~~W~~ 6,236 million as of March 31, 2026 and December 31, 2025, respectively. The compensation costs amounting to ~~W~~ 1,881 million and ~~W~~ 821 million were recognized as expenses for the three-month periods ended March 31, 2026 and 2025, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

25. Income Tax Expense

25.1 Details of income tax expense for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Income tax payable
Current income tax expense	~~W~~	482,767	~~W~~	338,727
Adjustments of prior years’ income tax recognized in current tax		4,302		(42,998)

		487,069		295,729

Changes in deferred income tax assets and liabilities		164,982		(13,004)

Income tax recognized directly in equity and others
Remeasurements of net defined benefit liabilities		3,757		2,462
Currency translation differences		(19,168)		601
Net gains or losses on financial assets at fair value through other comprehensive income		827,607		(339,351)
Share of other comprehensive income or loss of associates and joint ventures		(490)		(44)
Gains or losses on cash flow hedging instruments		84,390		(11,261)
Gains or losses on hedging instruments of net investments in foreign operations		31,268		(1,266)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		491		2,096
Insurance finance income		(887,399)		670,978

Others		22,164		544

Income tax expense	~~W~~	714,671	~~W~~	607,484

26. Dividends

The annual dividends to the shareholders of the Parent Company for the year ended December 31, 2025 amounting to ~~W~~ 573,768 million (~~W~~ 1,605 per share) were declared at the annual general shareholders’ meeting on March 26, 2026. The financial statements as of March 31, 2026 reflect this dividend payable. Meanwhile, the annual dividends to the shareholders of the Parent Company for the year ended December 31, 2024 and quarterly dividend paid in 2025 were ~~W~~ 298,285 million (~~W~~ 804 per share) and ~~W~~ 1,004,006 million, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

27. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(218,626)	~~W~~	(13,348)	~~W~~	—	~~W~~	—	~~W~~	3,757	~~W~~	(228,217)
Currency translation differences		761,727		281,259		—		—		(19,168)		1,023,818
Losses on financial instruments at fair value through other comprehensive income		(3,396,899)		(3,109,646)		(18,439)		(990)		827,607		(5,698,367)
Share of other comprehensive loss of associates and joint ventures		(1,135)		1,780		—		—		(490)		155
Gains (losses) on cash flow hedging instruments		(157,512)		(164,535)		(157,080)		—		84,390		(394,737)
Losses on hedging instruments of net investments in foreign operations		(276,478)		(113,702)		—		—		31,268		(358,912)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(20,536)		(1,770)		—		—		491		(21,815)
Finance gains or losses on insurance contract assets (liabilities)		2,842,003		3,226,907		—		—		(887,399)		5,181,511

	~~W~~	(467,456)	~~W~~	106,945	~~W~~	(175,519)	~~W~~	(990)	~~W~~	40,456	~~W~~	(496,564)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

27. Accumulated Other Comprehensive Income (Loss) (cont’d)

Changes in accumulated other comprehensive income (loss) for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2025
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(247,241)	~~W~~	(9,468)	~~W~~	—	~~W~~	—	~~W~~	2,462	~~W~~	(254,247)
Currency translation differences		809,089		(7,390)		—		—		601		802,300
Losses on financial instruments at fair value through other comprehensive income		(1,518,990)		1,385,053		(90,734)		1,598		(339,351)		(562,424)
Share of other comprehensive loss of associates and joint ventures		(3,153)		168		—		—		(44)		(3,029)
Gains (losses) on cash flow hedging instruments		108,318		42,112		672		—		(11,261)		139,841
Losses on hedging instruments of net investments in foreign operations		(316,109)		4,790		—		—		(1,266)		(312,585)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(17,314)		(7,941)		—		—		2,096		(23,159)
Finance gains or losses on insurance contract assets (liabilities)		1,682,322		(2,541,583)		—		—		670,978		(188,283)

	~~W~~	496,922	~~W~~	(1,134,259)	~~W~~	(90,062)	~~W~~	1,598	~~W~~	324,215	~~W~~	(401,586)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

28. Earnings per Share

28.1 Basic Earnings per Share

Basic earnings per share is calculated by dividing profit attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding.

28.1.1 Weighted average number of ordinary shares outstanding

(In number of shares)	2026	2025
	Number of shares	Number of shares
Number of issued ordinary shares	372,850,455	393,528,423
Number of treasury shares *	(17,462,733)	(25,623,213)

Average number of ordinary shares outstanding	357,728,833	372,004,102

*	Treasury stock retired during the three-month period ended March 31, 2026 was deducted from Jan 15, 2026.

28.1.2 Basic earnings per share

(In Korean won and in number of shares)	2026		2025
Profit attributable to shareholders of the Parent Company	~~W~~	1,892,401,298,903	~~W~~	1,697,271,404,308
Deduction: Dividends on hybrid securities		(44,808,075,000)		(49,634,075,000)

Profit attributable to ordinary equity holders of the Parent Company (A)		1,847,593,223,903		1,647,637,329,308
Weighted average number of ordinary shares outstanding (B)		357,728,833		372,004,102
Basic earnings per share (A/B)	~~W~~	5,165	~~W~~	4,429

28.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares such as stock grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price during the period) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

28.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2026		2025
Profit attributable to ordinary equity holders of the Parent Company *	~~W~~	1,847,593,223,903	~~W~~	1,647,637,329,308
Adjustment:		—		—

Adjusted profit for diluted earnings per share	~~W~~	1,847,593,223,903	~~W~~	1,647,637,329,308

*	The amount is after deducting dividends on hybrid securities.

28.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2026		2025
Weighted average number of ordinary shares outstanding	~~W~~	357,728,833	~~W~~	372,004,102
Adjustment:
Stock grants		3,096,066		3,835,255

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	~~W~~	360,824,899	~~W~~	375,839,357

28.2.3 Diluted earnings per share

(In Korean won and in number of shares)	2026		2025
Adjusted profit for diluted earnings per share	~~W~~	1,847,593,223,903	~~W~~	1,647,637,329,308
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		360,824,899		375,839,357

Diluted earnings per share	~~W~~	5,120	~~W~~	4,384

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

29. Insurance Contracts

29.1 Insurance Contracts Assets and Liabilities

29.1.1 Details of insurance contract assets and insurance contract liabilities as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)

	March 31, 2026
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance contract assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	354,007	~~W~~	10,852	~~W~~	—	~~W~~	—
Insurance contract liabilities		14,132,000		491,622		7,828,566		7,297,250		—		20,763,529		1,600,404		2,188,045		127,119

Net insurance contract liabilities	~~W~~	14,132,000	~~W~~	491,622	~~W~~	7,828,566	~~W~~	7,297,250	~~W~~	—	~~W~~	20,409,522	~~W~~	1,589,552	~~W~~	2,188,045	~~W~~	127,119

Reinsurance contract assets	~~W~~	798	~~W~~	1,959	~~W~~	—	~~W~~	—	~~W~~	7,003	~~W~~	468,965	~~W~~	875,473	~~W~~	2,356	~~W~~	87,303
Reinsurance contract liabilities		14,629		15,636		—		—		10		—		21,858		—		—

Net reinsurance contract assets (liabilities)	~~W~~	(13,831)	~~W~~	(13,677)	~~W~~	—	~~W~~	—	~~W~~	6,993	~~W~~	468,965	~~W~~	853,615	~~W~~	2,356	~~W~~	87,303

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

29.1.1 Details of insurance contract assets and insurance contract liabilities as of March 31, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2025
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance contract assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	259,907	~~W~~	11,245	~~W~~	—	~~W~~	—
Insurance contract liabilities		15,003,063		559,250		7,744,119		7,238,057		—		22,447,953		1,506,831		2,155,573		135,184

Net insurance contract liabilities	~~W~~	15,003,063	~~W~~	559,250	~~W~~	7,744,119	~~W~~	7,238,057	~~W~~	—	~~W~~	22,188,046	~~W~~	1,495,586	~~W~~	2,155,573	~~W~~	135,184

Reinsurance contract assets	~~W~~	643	~~W~~	1,230	~~W~~	—	~~W~~	—	~~W~~	6,799	~~W~~	451,419	~~W~~	953,663	~~W~~	5,777	~~W~~	96,323
Reinsurance contract liabilities		18,064		16,030		—		—		—		41		25,513		—		—

Net reinsurance contract assets (liabilities)	~~W~~	(17,421)	~~W~~	(14,800)	~~W~~	—	~~W~~	—	~~W~~	6,799	~~W~~	451,378	~~W~~	928,150	~~W~~	5,777	~~W~~	96,323

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

29.2 Details of insurance service results for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	~~W~~	66,184	~~W~~	11,858	~~W~~	15,793	~~W~~	19,611	~~W~~	—	~~W~~	1,308,968	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,422,414
Changes in risk adjustment due to release of risk		4,418		962		2,667		2,989		—		53,721		—		—		—		64,757
Changes in contractual service margin recognized in profit or loss for the services provided		65,833		6,370		12,632		36,397		—		214,306		—		—		—		335,538
Experience adjustments on premium related to current and past services		—		—		—		—		—		—		—		—		—		—
Recovery of insurance acquisition cash flows		9,461		1,697		9,948		2,762		—		77,345		—		—		—		101,213
Other insurance revenues		(221)		(105)		(90)		(132)		—		—		—		—		—		(548)

	~~W~~	145,675	~~W~~	20,782	~~W~~	40,950	~~W~~	61,627	~~W~~	—	~~W~~	1,654,340	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,923,374

Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		362,440		713,583		10,280		1,086,303

Total insurance revenue	~~W~~	145,675	~~W~~	20,782	~~W~~	40,950	~~W~~	61,627	~~W~~	—	~~W~~	1,654,340	~~W~~	362,440	~~W~~	713,583	~~W~~	10,280	~~W~~	3,009,677

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

29.2 Details of insurance service results for the three-month periods ended March 31, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2026
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance service expenses:
Incurred claims and expenses	~~W~~	(42,329)	~~W~~	(17,014)	~~W~~	(16,983)	~~W~~	(17,948)	~~W~~	—	~~W~~	(1,386,585)	~~W~~	(310,393)	~~W~~	(649,378)	~~W~~	(8,109)	~~W~~	(2,448,739)
Amortization of insurance acquisition cash flows		(9,461)		(1,697)		(9,948)		(2,762)		—		(94,233)		(41,030)		(79,991)		(745)		(239,867)
Changes in fulfilment cash flows relating to incurred claims		(10,951)		(5,823)		(252)		(872)		—		37,513		58,248		(4,156)		—		73,707
Losses on onerous contracts and reversals		(1,193)		(4,699)		(4,317)		8,207		—		33,219		1,205		—		—		32,422
Other insurance service expenses		(924)		1,946		(1,202)		(319)		—		—		—		—		—		(499)

Insurance service expenses for insurance contracts not applying the premium allocation approach		(64,858)		(27,287)		(32,702)		(13,694)		—		(1,410,086)		—		—		—		(1,548,627)
Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		(291,970)		(733,525)		(8,854)		(1,034,349)

Total insurance service expenses	~~W~~	(64,858)	~~W~~	(27,287)	~~W~~	(32,702)	~~W~~	(13,694)	~~W~~	—	~~W~~	(1,410,086)	~~W~~	(291,970)	~~W~~	(733,525)	~~W~~	(8,854)	~~W~~	(2,582,976)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses		195		595		—		—		1,150		45,304		79,609		96		12,783		139,732
Changes in fulfilment cash flows relating to incurred claims		584		723		—		—		667		(14,184)		(1,061)		(529)		—		(13,800)
Recognition and reversal of loss-recovery component		78		85		—		—		25		(3,394)		(146)		—		—		(3,352)

Reinsurance income for reinsurance contracts not applying the premium allocation approach		857		1,403		—		—		1,842		27,340		—		—		—		31,442
Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		386		78,402		(433)		12,783		91,138

Total reinsurance income	~~W~~	857	~~W~~	1,403	~~W~~	—	~~W~~	—	~~W~~	1,842	~~W~~	27,726	~~W~~	78,402	~~W~~	(433)	~~W~~	12,783	~~W~~	122,580

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

29.2 Details of insurance service results for the three-month periods ended March 31, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2026
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:
Expected recovery of incurred claims and expenses	~~W~~	(511)	~~W~~	(517)	~~W~~	—	~~W~~	—	~~W~~	(736)	~~W~~	(47,139)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(48,903)
Changes in risk adjustment due to release of risk		(62)		(40)		—		—		(38)		(1,424)		—		—		—		(1,564)
Contractual service margin recognized in profit or loss for the services received		(552)		(156)		—		—		(398)		(2,816)		—		—		—		(3,922)
Experience adjustments on reinsurance premiums for current and past service		315		(624)		—		—		(1,483)		10,465		—		—		—		8,673

Other reinsurance expenses		15		8		—		—		4		—		—		—		—		27

	~~W~~	(795)	~~W~~	(1,329)	~~W~~	—	~~W~~	—	~~W~~	(2,651)	~~W~~	(40,914)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(45,689)

Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(325)		(141,925)		(1,209)		(16,492)		(159,951)

Total reinsurance expense		(795)		(1,329)		—		—		(2,651)		(41,239)		(141,925)		(1,209)		(16,492)		(205,640)

Total insurance service result	~~W~~	80,879	~~W~~	(6,431)	~~W~~	8,248	~~W~~	47,933	~~W~~	(809)	~~W~~	230,741	~~W~~	6,947	~~W~~	(21,584)	~~W~~	(2,283)	~~W~~	343,641

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

29.2 Details of insurance service results for the three-month periods ended March 31, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2025
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	~~W~~	65,409	~~W~~	8,725	~~W~~	14,922	~~W~~	22,762	~~W~~	—	~~W~~	1,223,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,334,818
Changes in risk adjustment due to release of risk		4,459		677		2,138		1,792		—		49,893		—		—		—		58,959
Contractual service margin recognized in profit or loss for the services provided		68,197		4,287		15,265		23,455		—		213,214		—		—		—		324,418
Recovery of insurance acquisition cash flows		7,821		986		7,358		2,786		—		62,841		—		—		—		81,792
Other insurance revenues		(114)		(91)		(76)		(162)		—		—		—		—		—		(443)

	~~W~~	145,772	~~W~~	14,584	~~W~~	39,607	~~W~~	50,633	~~W~~	—	~~W~~	1,548,948	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,799,544

Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		329,841		695,054		10,629		1,035,524

Total insurance revenue	~~W~~	145,772	~~W~~	14,584	~~W~~	39,607	~~W~~	50,633	~~W~~	—	~~W~~	1,548,948	~~W~~	329,841	~~W~~	695,054	~~W~~	10,629	~~W~~	2,835,068

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

29.2 Details of insurance service results for the three-month periods ended March 31, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2025
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance service expenses:
Incurred claims and expenses	~~W~~	(35,572)	~~W~~	(7,224)	~~W~~	(10,896)	~~W~~	(18,322)	~~W~~	—	~~W~~	(1,248,029)	~~W~~	(224,055)	~~W~~	(597,212)	~~W~~	(9,837)	~~W~~	(2,151,147)
Amortization of insurance acquisition cash flows		(7,821)		(986)		(7,358)		(2,786)		—		(73,334)		(38,528)		(77,154)		(940)		(208,907)
Changes in fulfilment cash flows relating to incurred claims		(12,066)		(2,555)		(222)		(3,207)		—		30,007		(116,037)		(13,093)		—		(117,173)
Losses on onerous contracts and reversals		(678)		(157)		(4,883)		554		—		13,959		1,543		—		—		10,338
Other insurance service expenses		(479)		132		3,925		(888)		—		—		—		—		—		2,690

Insurance service expenses for insurance contracts not applying the premium allocation approach		(56,616)		(10,790)		(19,434)		(24,649)		—		(1,277,397)		—		—		—		(1,388,886)
Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		(377,077)		(687,459)		(10,777)		(1,075,313)

Total insurance service expenses	~~W~~	(56,616)	~~W~~	(10,790)	~~W~~	(19,434)	~~W~~	(24,649)	~~W~~	—	~~W~~	(1,277,397)	~~W~~	(377,077)	~~W~~	(687,459)	~~W~~	(10,777)	~~W~~	(2,464,199)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses		206		449		—		—		611		45,545		74,831		18		14,818		136,478
Changes in fulfilment cash flows relating to incurred claims		2,583		171		—		—		211		4,738		131,717		413		—		139,833
Recognition and reversal of loss-recovery component		94		88		—		—		239		(3,827)		(162)		—		—		(3,568)

Reinsurance income for reinsurance contracts not applying the premium allocation approach		2,883		708		—		—		1,061		45,146		—		—		—		49,798
Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		1,310		206,386		431		14,818		222,945

Total reinsurance income	~~W~~	2,883	~~W~~	708	~~W~~	—	~~W~~	—	~~W~~	1,061	~~W~~	46,456	~~W~~	206,386	~~W~~	431	~~W~~	14,818	~~W~~	272,743

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

29.2 Details of insurance service results for the three-month periods ended March 31, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2025
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:
Expected recovery of incurred claims and expenses	~~W~~	(358)	~~W~~	(529)	~~W~~	—	~~W~~	—	~~W~~	(659)	~~W~~	(38,791)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(40,337)
Changes in risk adjustment due to release of risk		(50)		(40)		—		—		(41)		(2,196)		—		—		—		(2,327)
Changes in contractual service margin recognized in profit or loss for the services received		(415)		(194)		—		—		(589)		110		—		—		—		(1,088)
Experience adjustments on reinsurance premiums for current and past service		661		804		—		—		260		(5,642)		—		—		—		(3,917)

Other reinsurance expenses		9		5		—		—		6		—		—		—		—		20

	~~W~~	(153)	~~W~~	46	~~W~~	—	~~W~~	—	~~W~~	(1,023)	~~W~~	(46,519)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(47,649)

Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(398)		(140,153)		(1,425)		(16,234)		(158,210)

Total reinsurance expense		(153)		46		—		—		(1,023)		(46,917)		(140,153)		(1,425)		(16,234)		(205,859)

Total insurance service result	~~W~~	91,886	~~W~~	4,548	~~W~~	20,173	~~W~~	25,984	~~W~~	38	~~W~~	271,090	~~W~~	18,997	~~W~~	6,601	~~W~~	(1,564)	~~W~~	437,753

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

29.3 Details of insurance finance income and expenses for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Investment income (expenses)
Investment income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	5,506	~~W~~	20,791	~~W~~	151,663	~~W~~	157,059	~~W~~	33,638	~~W~~	1,286	~~W~~	(11,712)	~~W~~	358,231
Dividend income		537		12,972		5,396		3,972		5,312		—		11,845		40,034
Gain (loss) on valuation and disposal of securities		911		283,609		2,698		(19,652)		13,700		(373)		8,927		289,820
Gain (loss) on valuation and disposal of loans and other receivables		—		—		—		(3,163)		2,037		—		(1,847)		(2,973)
Gain (loss) related to derivatives		(2,977)		(5,456)		(104,743)		(128,116)		(118,387)		—		(12,137)		(371,816)
Gain (loss) related to investments in subsidiaries		—		—		(283)		(6,324)		—		—		3,656		(2,951)
Foreign exchange gain (loss)		2,688		48,665		115,507		121,215		106,363		66		8,089		402,593
Other investment income (loss)		(7,905)		5,761		23,617		(3,619)		78,281		(211)		(6,924)		89,000

		(1,240)		366,342		193,855		121,372		120,944		768		(103)		801,938

Investment income (expenses) recognized in other comprehensive income		(10,525)		—		(1,382,663)		(1,573,292)		(72,675)		(380)		(100,580)		(3,140,115)

Total investment income (expenses)		(11,765)		366,342		(1,188,808)		(1,451,920)		48,269		388		(100,683)		(2,338,177)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

29.3 Details of insurance finance income and expenses for the three-month periods ended March 31, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2026
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	—	~~W~~	(94)	~~W~~	(201,379)	~~W~~	(188,007)	~~W~~	(9,660)	~~W~~	—	~~W~~	—	~~W~~	(399,140)
Effect of changes in discount rates and financial assumptions		—		—		577		—		—		—		—		577
Effect of exchange rate fluctuations		—		(5,274)		(16,666)		—		(26,369)		—		—		(48,309)
Changes in the fair value of the underlying assets of insurance contract with direct participation features		—		(366,387)		—		—		—		—		—		(366,387)
Other insurance finance income (expenses)		—		—		—		22		(1,392)		(16)		—		(1,386)

		—		(371,755)		(217,468)		(187,985)		(37,421)		(16)		—		(814,645)

Insurance finance income (expenses) recognized in other comprehensive income		—		—		1,458,338		1,769,587		7,040		—		—		3,234,965

Total insurance finance income (expenses)	~~W~~	—	~~W~~	(371,755)	~~W~~	1,240,870	~~W~~	1,581,602	~~W~~	(30,381)	~~W~~	(16)	~~W~~	—	~~W~~	2,420,320

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

29.3 Details of insurance finance income and expenses for the three-month periods ended March 31, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2026
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Reinsurance finance income (expenses)
Reinsurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	—	~~W~~	—	~~W~~	(263)	~~W~~	4,735	~~W~~	3,074	~~W~~	—	~~W~~	—	~~W~~	7,546
Effect of changes in discount rates and financial assumptions		—		—		—		—		—		—		—		—
Effect of exchange rate fluctuations		—		—		(14)		—		29,132		—		—		29,118
Other reinsurance finance income (expenses)		—		—		(3)		1,988		30,100		(4)		—		32,081

		—		—		(280)		6,723		62,306		(4)		—		68,745

Reinsurance finance income (expenses) recognized in other comprehensive income		—		—		6,123		(11,661)		(2,519)		—		—		(8,057)

Total reinsurance finance income (expenses)	~~W~~	—	~~W~~	—	~~W~~	5,843	~~W~~	(4,938)	~~W~~	59,787	~~W~~	(4)	~~W~~	—	~~W~~	60,688

Total	~~W~~	(11,765)	~~W~~	(5,413)	~~W~~	57,905	~~W~~	124,744	~~W~~	77,675	~~W~~	368	~~W~~	(100,683)	~~W~~	142,831

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

29.3 Details of insurance finance income and expenses for the three-month periods ended March 31, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2025
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Investment income (expenses)
Investment income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	3,163	~~W~~	21,700	~~W~~	140,140	~~W~~	152,024	~~W~~	36,902	~~W~~	2,210	~~W~~	(10,457)	~~W~~	345,682
Dividend income		—		13,336		4,237		3,863		5,610		—		5,099		32,145
Gain (loss) on valuation and disposal of securities		(373)		108,150		1,572		67,716		17,319		(70)		8,708		203,022
Gain (loss) on valuation and disposal of loans and other receivables		—		—		—		(342)		(74)		—		(740)		(1,156)
Gain (loss) related to derivatives		(354)		(920)		(9,497)		(20,388)		(8,762)		—		—		(39,921)
Gain (loss) related to investments in subsidiaries		—		—		(151)		(313)		—		—		—		(464)
Foreign exchange gain (loss)		(9)		(1,764)		870		12,204		165		129		—		11,595
Other investment income (loss)		(4,188)		6,480		17,481		(24,017)		83,720		(161)		(2,666)		76,649

		(1,761)		146,982		154,652		190,747		134,880		2,108		(56)		627,552

Investment income (expenses) recognized in other comprehensive income		3,016		—		660,591		601,788		18,909		414		18,172		1,302,890

Total investment income (expenses)		1,255		146,982		815,243		792,535		153,789		2,522		18,116		1,930,442

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

29.3 Details of insurance finance income and expenses for the three-month periods ended March 31, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2025
	Life insurance						Non-life insurance
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others		Total
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	—	~~W~~	(361)	~~W~~	(187,932)	~~W~~	(180,611)	~~W~~	(10,212)	~~W~~	—	~~W~~	—	~~W~~	(379,116)
Effect of changes in discount rates and financial assumptions		—		—		509		—		—		—		—		509
Effect of exchange rate fluctuations		—		623		710		—		573		—		—		1,906
Changes in the fair value of the underlying assets of insurance contract with direct participation features		—		(147,386)		—		—		—		—		—		(147,386)
Other insurance finance income (expenses)		—		—		—		(471)		(873)		36		—		(1,308)

		—		(147,124)		(186,713)		(181,082)		(10,512)		36		—		(525,395)

Insurance finance income (expenses) recognized in other comprehensive income		—		(40)		(1,060,092)		(1,495,696)		(5,512)		—		—		(2,561,340)

Total insurance finance income (expenses)	~~W~~	—	~~W~~	(147,164)	~~W~~	(1,246,805)	~~W~~	(1,676,778)	~~W~~	(16,024)	~~W~~	36	~~W~~	—	~~W~~	(3,086,735)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

29.3 Details of insurance finance income and expenses for the three-month periods ended March 31, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2025
	Life insurance						Non-life insurance
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others		Total
Reinsurance finance income (expenses)
Reinsurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	—	~~W~~	—	~~W~~	(254)	~~W~~	4,899	~~W~~	2,419	~~W~~	—	~~W~~	—	~~W~~	7,064
Effect of changes in discount rates and financial assumptions		—		—		—		—		—		—		—		—
Effect of exchange rate fluctuations		—		—		1		—		(289)		—		—		(288)
Other reinsurance finance income (expenses)		—		—		—		3,689		3,289		19		—		6,997

		—		—		(253)		8,588		5,419		19		—		13,773

Reinsurance finance income (expenses) recognized in other comprehensive income		—		—		2,490		12,089		3,256		—		—		17,835

Total reinsurance finance income (expenses)	~~W~~	—	~~W~~	—	~~W~~	2,237	~~W~~	20,677	~~W~~	8,675	~~W~~	19	~~W~~	—	~~W~~	31,608

Total	~~W~~	1,255	~~W~~	(182)	~~W~~	(429,325)	~~W~~	(863,566)	~~W~~	146,440	~~W~~	2,577	~~W~~	18,116	~~W~~	(1,124,685)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

30. Statements of Cash Flows

30.1 Details of cash and cash equivalents as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026		December 31, 2025
Cash	~~W~~	2,278,718	~~W~~	2,074,714
Checks issued by other banks		140,923		134,454
Due from the Bank of Korea		15,894,949		17,332,054
Due from other financial institutions		14,223,882		15,235,655
Disposal group held for sale [1]		9,815		5,858

		32,548,287		34,782,735

Due from financial institutions measured at fair value through profit or loss		64,136		64,437

		32,612,423		34,847,172

Deduction:
Restricted due from financial institutions [2]		(5,388,651)		(4,843,682)
Due from financial institutions with original maturities over three months		(995,859)		(982,926)

		(6,384,510)		(5,826,608)

	~~W~~	26,227,913	~~W~~	29,020,564

[1]	The cash and deposits classified as a disposal group held for sale as of March 31, 2026 are included.
[2]	Items meeting the definition of cash are excluded.

30.2 Cash inflows and outflows from income tax, interest, and dividends for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	Activities	2026		2025
Income tax paid	Operating	~~W~~	281,034	~~W~~	271,455
Interest received	Operating		6,834,038		7,262,049
Interest paid	Operating		2,997,538		3,532,984
Dividends received	Operating		164,508		146,822
Dividends paid	Financing		44,808		49,634

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

31. Contingent Liabilities and Commitments

31.1 Details of acceptances and guarantees as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026		December 31, 2025
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	~~W~~	102,359	~~W~~	110,728
Others		1,173,153		1,028,783

		1,275,512		1,139,511

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit		213,515		215,808
Letter of guarantees		40,203		76,496
Bid bond		6,891		2,253
Performance bond		2,205,544		2,039,924
Refund guarantees		3,193,220		3,277,694
Others		4,992,815		4,787,138

		10,652,188		10,399,313

Financial guarantee contracts:
Acceptances and guarantees for mortgage		20,643		19,673
Overseas debt guarantees		408,984		406,900
International financing guarantees in foreign currencies		1,621,887		1,138,481
Others		186,561		263,823

		2,238,075		1,828,877

		14,165,775		13,367,701

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,922,238		2,537,195
Refund guarantees		1,313,358		1,427,424

		4,235,596		3,964,619

	~~W~~	18,401,371	~~W~~	17,332,320

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

31.2 Details of commitments as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026		December 31, 2025
Commitments
Corporate loan commitments	~~W~~	56,784,574	~~W~~	56,218,691
Retail loan commitments		58,475,672		58,406,337
Credit line of credit cards		91,714,498		89,718,829
Purchase of other securities		9,928,348		9,133,299

		216,903,092		213,477,156

Financial guarantee contracts
Credit line		3,157,062		3,689,143
Purchase of securities		2,406,624		1,691,300

		5,563,686		5,380,443

	~~W~~	222,466,778	~~W~~	218,857,599

31.3 Other Matters

a) As of March 31, 2026, the Group has 123 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans) with an aggregate claims amount of ~~W~~ 458,744 million, and 363 pending lawsuits as a defendant (excluding simple lawsuits related to the collection or management of loans) with an aggregate claims amount of ~~W~~ 923,039 million, arising from its business activities. Additional losses resulting from the outcomes of these lawsuits are not predictable. Details of major pending lawsuits in which the Group is a defendant are as follows:

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount		Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Request for a return of redemption amount	1	~~W~~	63,579

Kookmin Bank invested the assets entrusted by OO Invest Trust Management in the Fairfield Sentry Limited and Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff. (Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses.)

Bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against Kookmin Bank seeking to return the amount of redemptions received by Kookmin Bank through Fairfield Sentry Limited.

Application for dismissal by the defendant has been denied, and further proceedings are scheduled. [Related litigation is pending at the New York Southern District Federal Bankruptcy Court (10-3777)]

The financial impact on Kookmin Bank is not significant because the likelihood of winning the lawsuit is high

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

31.3 Other Matters (cont’d)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Return of unjust enrichment	1	165,330	As MTS Bank, which was trading with Kookmin Bank through a foreign exchange account, was listed on the SDN (Specifically Designated Nationals) list of the Office of Foreign Assets Control (OFAC) under the U.S. Treasury Department, Kookmin Bank froze the foreign currency account in the name of MTS Bank. Accordingly, MTS Bank filed a lawsuit seeking the return of the account balance to the Moscow City Commercial Court in Russia

- Responding in accordance with the schedule of the local court proceedings (following the first-instance judgment rendered against the Bank on December 2, 2025, the Bank is currently responding to the appellate proceedings).

Due to compliance with U.S. OFAC regulations, it is difficult to predict the likelihood of success in the litigation being conducted before the Russian courts. However, the amount in dispute can be covered by the balance in the plaintiff’s account, and a financial impact equivalent to delayed interest is expected for the Bank.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

31.3 Other Matters (cont’d)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
KB Securities Co., Ltd.	Request for the return of unjust enrichment and transaction amount (Australian fund)	3	59,927	As an investment broker for a private fund that lends money to a corporation (borrower) investing in Australian disability apartment rental business, KB Securities Co., Ltd. brokered investments of ~~W~~ 326,500 million in trust products and funds to individual and institutional investors. However, due to the local Australian borrower’s breach of contract, the fund management was suspended, and related to this, a lawsuit was filed against KB Securities Co., Ltd. for the return of unjust enrichment and transaction amount.	No.1 case: The third trial has been finalized (The first trial: On February 7, 2023, a ruling was made to pay the principal investment of ~~W~~ 29,800 million and the delayed interest on it. The second trial: On January 29, 2024, the conclusion was different; a ruling was made to pay the principal investment of ~~W~~ 12,000 million and the delayed interest on it. The third trial: On April 2, 2026, both the plaintiff’s and the defendant’s appeals were dismissed, and the judgment of the second trial was finalized as rendered.) No. 2 case: The second trial is in progress (The first trial: On February 14, 2024, a ruling was made to pay the principal investment of ~~W~~ 12,200 million and the delayed interest on it.) No. 3 case: The third trial has been finalized (The first trial: On October 26, 2023, a ruling was made to pay the remaining principal and interest of ~~W~~ 8,460 million and the delayed interest on the principal of ~~W~~ 8,290 million. The second trial: On January 16, 2025, a ruling was made to return ~~W~~ 4,400 million, which is a portion of the ~~W~~ 8,070 million paid in the first trial.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

31.3 Other Matters (cont’d)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
The third trial: On April 16, 2026, both the plaintiff’s and the defendant’s appeals were dismissed, and the judgment of the second trial was finalized as rendered.)

Meanwhile, the Group has recognized a provision for litigation amounting to ~~W~~ 147,493 million in the financial statements in relation to the pending lawsuit in which it is a defendant as of March 31, 2026 (Note 17.5).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

31.3 Other Matters (cont’d)

b) As of March 31, 2026, there are a total of five pending lawsuits related to the wage peak system, amounting to ~~W~~ 8,676 million. This includes four cases for Kookmin Bank with a total claim amount of ~~W~~ 8,540 million, and one case for KB Life Insurance Co., Ltd. with a claim amount of ~~W~~ 136 million. The amount and timing of potential outflows of resources are currently unpredictable.

c) As of March 31, 2026, KB Real Estate Trust Co., Ltd. is undertaking 12 completion-guaranteed land trust projects (including Busan Kyungbo Industrial Development project), under which it assumes the obligations to complete construction of the contractor fails to fulfill its completion obligations, and is liable to compensate the lending financial institutions for any losses arising from any failure to fulfill such obligations.

The total PF loan commitment limit related to these completion-guarantee land trust projects amounted to ~~W~~ 1,131,200 million, of which ~~W~~ 822,800 million represents outstanding balance (including unpaid interest) as of March 31, 2026. In connection with these projects, the Group recognized provisions totaling ~~W~~ 4,200 million as of March 31, 2026 for the expected losses associated with trust-account exposures arising from the completion obligations. In addition, the Group recognized additional provisions totaling ~~W~~135,800 million as of March 31, 2026 for the estimated losses related to potential liability for damages that may arise if the completion obligations are not fulfilled.

As of March 31, 2026, a total of 11 projects (all of which have been completed) remain where completion obligations were not fulfilled within the contractual period. The PF loan commitment limits for these projects amount to ~~W~~ 1,034,600 million, and outstanding balance (including unpaid interest) amount to ~~W~~ 789,200 million. Of these, seven completed projects are subject to ongoing litigation, involving a total of 10 legal cases with an aggregate claim amount of ~~W~~ 247,400 million; the PF loan commitment limits and outstanding balance (including unpaid interest) for these projects amount to ~~W~~ 661,100 million and ~~W~~ 493,900 million, respectively.

d) During the year ended December 31, 2024, the Financial Supervisory Service conducted regular inspections covering the overall operations of the subsidiaries, Kookmin Bank and KB Life Insurance Co., Ltd., and during the year ended December 31, 2025, a regular inspection covering the overall operations of the subsidiary, KB Securities Co., Ltd., was conducted. In this regard, Kookmin Bank received the results of the regular inspection from the Financial Supervisory Service on April 24, 2026, and certain corrective action requirements are expected to be additionally notified in the future.

As of March 31, 2026, the results of the inspections and any required corrective actions for KB Life Insurance Co., Ltd. and KB Securities Co., Ltd. have not yet been notified and are expected to be communicated in the future.

e) Kookmin Bank and KB Securities Co., Ltd. are currently under investigation by the Fair-Trade Commission regarding alleged collusive conduct among financial institutions. The outcome of the investigation cannot be predicted at this time.

f) As of March 31, 2026, KB PRASAC BANK PLC. is currently undergoing a tax audit by the tax authorities. The outcome of the tax audit cannot be predicted at this time.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

31.3 Other Matters (cont’d)

g) As of March 31, 2026, PT Bank KB Indonesia Tbk. is currently undergoing a tax audit by the tax authorities. The outcome of the tax audit cannot be predicted at this time.

h) On April 7, 2023, Kookmin Bank entered into a share subscription right transfer agreement with STIC Eugene Star Holdings Inc. (hereinafter referred to as “STIC”), under which STIC agreed to acquire 31,900,000,000 newly issued shares at a price of IDR 3.19 trillion to be issued in a capital increase by PT Bank KB Indonesia Tbk, a subsidiary of Kookmin Bank.

As a result of the agreement, after STIC’s acquisition of the shares, Kookmin Bank holds a call option to purchase the shares held by STIC for a six-month period commencing 2 years and 6 months after the acquisition date. If Kookmin Bank does not exercise the call option during the exercise period, STIC holds a put option to sell the shares to Kookmin Bank within one year following the expiration of the call option period.

i) As of March 31, 2026, KB Real Estate Trust Co., Ltd. may lend up to ~~W~~ 4,323,000 million to trust accounts, which represents a portion of the total project cost related to borrowing-type land trust contracts (including maintenance and redevelopment projects). Whether KB Real Estate Trust Co., Ltd. provides such trust account loans does not constitute an unconditional payment obligation and is determined after comprehensively considering various factors, including the funding plan of its own accounts and the cash flow projections of the trust business.

j) On July 1, 2025, Kookmin Bank entered into a share purchase agreement with a third party for the sale of its equity interest in its subsidiary, PT KB Bukopin Finance, and is currently in the process of carrying out the procedures necessary to complete the disposal. Upon completion of the transaction as planned, Kookmin Bank will lose control over PT KB Bukopin Finance.

k) As of March 31, 2026, KB Capital Co., Ltd. is currently undergoing a tax audit for the fiscal years 2022 through 2024 by the tax authorities. The outcome of the tax audit cannot be predicted at this time.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

32. Subsidiaries

32.1 Details of major consolidated subsidiaries as of March 31, 2026, are as follows:

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Mar. 31	Banking and foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Mar. 31	Credit card and installment financing
	KB Asset Management Co., Ltd.	100.00	Korea	Mar. 31	Collective investment and advisory
	KB Capital Co., Ltd.	100.00	Korea	Mar. 31	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00	Korea	Mar. 31	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Mar. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Mar. 31	Capital investment
	KB Data System Co., Ltd.	100.00	Korea	Mar. 31	Software advisory, development, and supply
	KB Securities Co., Ltd.	100.00	Korea	Mar. 31	Financial investment
	KB Insurance Co., Ltd.	100.00	Korea	Mar. 31	Non-life insurance
	KB Life Insurance Co., Ltd.	100.00	Korea	Mar. 31	Life insurance
Kookmin Bank	KB PRASAC Bank Plc.	100.00	Cambodia	Mar. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Mar. 31	Banking and foreign exchange transaction
	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Mar. 31	Microfinance services
	PT Bank KB Bukopin Syariah [5]	95.92	Indonesia	Mar. 31	Banking
	PT KB Bukopin Finance 6 8	99.24	Indonesia	Mar. 31	Installment financing
	KB Bank Myanmar Co., Ltd.	100.00	Myanmar	Mar. 31	Banking and foreign exchange transaction
	KB FUND PARTNERS Co., Ltd.	100.00	Korea	Mar. 31	Other unclassified financial services

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

32.1 Details of major consolidated subsidiaries as of March 31, 2026, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
Kookmin Bank, KB Kookmin Card Co., Ltd., KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Capital Co., Ltd.	PT Bank KB Indonesia,Tbk. [7]	67.57	Indonesia	Mar. 31	Banking and foreign exchange transaction
KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00	United States	Mar. 31	Investment advisory and securities trading
	KB Securities Hong Kong Ltd.	100.00	China	Mar. 31	Investment advisory and securities trading
	KB SECURITIES VIETNAM JOINT STOCK COMPANY	99.81	Vietnam	Mar. 31	Investment advisory and securities trading
	KB FINA COMPANY LIMITED [4]	100.00	Vietnam	Mar. 31	Investment advisory and securities trading
	PT.KB VALBURY SEKURITAS	65.00	Indonesia	Mar. 31	Investment advisory and securities trading
KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00	United States	Mar. 31	Management service
	KBFG Insurance(China) Co., Ltd.	100.00	China	Mar. 31	Non-life insurance
	PT. KB Insurance Indonesia	70.00	Indonesia	Mar. 31	Non-life insurance
	KB Claims Survey & Adjusting	100.00	Korea	Mar. 31	Claim service
	KB Sonbo CNS	100.00	Korea	Mar. 31	Management service
	KB Healthcare Co., Ltd.	100.00	Korea	Mar. 31	Information and communication
KB Life Insurance Co., Ltd.	KB Life Partners Co., Ltd.	100.00	Korea	Mar. 31	Insurance agent
	KB Golden Life Care Co., Ltd.	100.00	Korea	Mar. 31	Service
KB Kookmin Card Co., Ltd.	KB Credit Information Co., Ltd.	100.00	Korea	Mar. 31	Collection of receivables or credit investigation
	KB Daehan Specialized Bank Plc. [2]	97.50	Cambodia	Mar. 31	Auto Installment finance
	PT. KB Finansia Multi Finance	85.00	Indonesia	Mar. 31	Auto Installment finance
	KB J Capital Co., Ltd.	77.40	Thailand	Mar. 31	Service
KB Capital Co., Ltd.	PT Sunindo Kookmin Best Finance	85.00	Indonesia	Mar. 31	Auto Installment finance
	KBFintech Inc. [3]	95.95	Korea	Mar. 31	E-commerce

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

32.1 Details of major consolidated subsidiaries as of March 31, 2026, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB KOLAO Leasing Co., Ltd.	80.00	Laos	Mar. 31	Auto Installment finance
Kookmin Bank, KB Data System Co., Ltd.	PT KB Data Systems Indonesia	100.00	Indonesia	Mar. 31	Service
KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co., Ltd.	100.00	China	Mar. 31	General advisory
	PT KB Valbury Asset Management [1]	70.00	Indonesia	Mar. 31	Collective investment
	KB Asset Management Singapore PTE. LTD.	100.00	Singapore	Mar. 31	Collective investment

[1]

During the first quarter of 2024, PT Valbury Capital Management was changed from a sub-subsidiary of KB Securities Co., Ltd. to a subsidiary of KB Asset Management Co., Ltd., and its name was changed to PT KB Valbury Asset Management during the second quarter of 2024.

[2]	KB DAEHAN SPECIALIZED BANK PLC. (merging entity) merged with i-Finance Leasing PLC. (merged entity) on December 19, 2024.
[3]	On October 14, 2024, Teamwink Co., Ltd. changed its name to KB Fintech Co., Ltd.
[4]	During the first quarter of 2025, KB FINA Joint Stock Company changed its name to KB FINA COMPANY LIMITED.
[5]	During the third quarter of 2025, PT Bank Syariah Bukopin changed its name to PT Bank KB Bukopin Syariah.
[6]	During the third quarter of 2025, PT Bukopin Finance changed its name to PT KB Bukopin Finance.
[7]	During the third quarter of 2025, PT Bank KB Bukopin,Tbk. changed its name to PT Bank KB Indonesia,Tbk.
[8]	The disposal group was classified as held for sale, as of March 31, 2026.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

32.2 Details of consolidated structured entities as of March 31, 2026, are as follows:

	Consolidated structured entities	Reasons for consolidation
Trusts	Kookmin Bank (development trust) and 10 others	The Group controls the trust because it has power to determine management performance of the trust and is significantly exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

Asset-backed securitization	Taejon Samho The First Co., Ltd. and 79 others	The Group controls these investees because it has power over relevant activities in the event of default, is significantly exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt and has ability to affect those returns through its power.

Investment funds and others	KB Global Platform Fund No.2 and 242 others	Funds are consolidated if the Group, as a collective investor or operating manager (member), etc., can manage fund assets on behalf of other investors, or dismiss the collective investor and operating manager, and is substantially exposed to significant variable returns or has such rights.

If the Group holds more than half of the ownership interests but does not have the power over relevant activities of structured entities in accordance with agreements with trust and other related parties, those structured entities are excluded from the consolidation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

32.3 Condensed financial information of major subsidiaries as of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)

	March 31, 2026						2026
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total comprehensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	605,312,164	~~W~~	566,254,807	~~W~~	39,057,357	~~W~~	15,917,918	~~W~~	1,101,039	~~W~~	682,415
KB Securities Co., Ltd. [1,2]		88,643,846		80,776,982		7,866,864		8,295,053		347,751		285,616
KB Insurance Co., Ltd. [1,2]		44,453,478		38,581,760		5,871,718		3,737,456		200,669		219,323
KB Kookmin Card Co., Ltd.[1]		30,444,318		24,864,944		5,579,374		1,079,723		107,480		144,852
KB Life Insurance Co., Ltd.[1,2]		34,967,267		32,051,229		2,916,038		1,225,232		75,291		126,763
KB Asset Management Co., Ltd. [1]		473,926		105,325		368,601		79,413		33,219		33,608
KB Capital Co., Ltd. [1,2]		18,830,212		16,202,679		2,627,533		698,283		72,781		76,501
KB Real Estate Trust Co., Ltd.		1,140,474		741,213		399,261		26,793		8,609		8,564
KB Savings Bank Co., Ltd.		2,286,786		2,116,352		170,434		42,685		(6,784)		(6,817)
KB Investment Co., Ltd. [1]		1,729,168		1,381,936		347,232		64,573		5,315		5,375
KB Data System Co., Ltd. [1]		82,697		51,703		30,994		78,366		997		1,019

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

32.3 Condensed financial information of major subsidiaries as of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2025						2025
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total comprehensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	584,934,967	~~W~~	545,979,326	~~W~~	38,955,641	~~W~~	10,811,411	~~W~~	1,026,432	~~W~~	1,040,854
KB Securities Co., Ltd. [1,2]		76,461,426		69,572,471		6,888,955		2,986,117		179,897		173,245
KB Insurance Co., Ltd. [1,2]		45,377,597		39,725,458		5,652,139		3,475,820		313,460		(310,273)
KB Kookmin Card Co., Ltd.[1]		30,235,710		24,597,933		5,637,777		1,128,090		84,505		80,257
KB Life Insurance Co., Ltd.[1,2]		35,585,902		32,795,927		2,789,975		691,685		60,730		(229,380)
KB Asset Management Co., Ltd. [1]		697,405		302,373		395,032		56,231		15,691		15,950
KB Capital Co., Ltd. [1,2]		18,163,063		15,483,517		2,679,546		683,465		69,448		69,990
KB Real Estate Trust Co., Ltd.		1,124,017		730,006		394,011		32,088		8,601		8,581
KB Savings Bank Co., Ltd.		2,219,824		2,042,573		177,251		50,928		6,195		6,172
KB Investment Co., Ltd. [1]		1,675,994		1,334,136		341,858		24,844		5,978		5,993
KB Data System Co., Ltd. [1]		85,289		55,304		29,985		68,099		2,687		2,624

[1]	Financial information is based on its consolidated financial statements.
[2]	Includes fair value adjustments arising from the acquisition.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

32.4 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

32.4.1 The Group has provided payment guarantees of ~~W~~ 3,858,136 million to KBD TOWER 1ST LLC and other consolidated structured entities.

32.4.2 The Group has provided capital commitment to 86 consolidated structured entities including KB Sinansan Line Private Special Asset Fund (SOC). The unexecuted amount of the capital commitment is ~~W~~ 3,014,995 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

32.4.3 The Group has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

32.5 Changes in Subsidiaries

32.5.1 Subsidiaries newly included in consolidation for the three-month period ended March 31, 2026, are as follows:

Company	Reasons of obtaining control
Daol Private Securities Investment Trust K-1 and 10 others	Holds more than half of the ownership interests

KB Hakha First Co., Ltd. and 9 others	Holds the power in the event of default and is exposed to significant variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt

KB Onkookmin 2030 TDF Fund(FoFs)(UH) and 5 others	Holds the power as a general partner and is exposed to variable returns by holding significant amount of ownership interests

KB Deep Tech Scale Up fund	Holds the power as an executive partner and is exposed to variable returns through significant ownership interests.

32.5.2 Subsidiaries excluded from consolidation for the three-month period ended March 31, 2026, are as follows:

Company	Reasons of losing control
Newstar Songam 1st Co.,ltd. and 12 others	Termination of the commitments
KB Core Blind Private Real Estate Investment Trust No. 1 and 2 others	Liquidation
KB RISE KTB 10Y Futures ETF and 5 others	Disposal
KB RISE Short-Term MSB ETF and 3 others	Decrease in ownership interests to less than majority

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

33. Related Party Transactions

According to Korean IFRS No.1024, the Group includes investments in associates, key management personnel (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. The Group discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the consolidated financial statements.

33.1 Details of significant profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)

		2026		2025
Associates and joint ventures
Balhae Infrastructure Company	Fee and commission income	~~W~~	1,960	~~W~~	1,468
Korea Credit Bureau Co., Ltd.	Interest income		163		—
	Reversal of credit losses		299		—
	Interest expense		7		1
	Fee and commission income		158		172
	Fee and commission expense		2,980		3,054
	Insurance income		1		1
	Provision for credit losses		1		—
	Other operating expenses		3		2
Incheon Bridge Co., Ltd.	Interest income		1,434		2,513
	Interest expense		310		198
	Fee and commission income		11		10
	Fee and commission expense		3		3
	Insurance income		71		55
	Gains on financial instruments at fair value through profit or loss		—		244
	Losses on financial instruments at fair value through profit or loss		290		—
	Reversal of credit losses		1		1
	Provision for credit losses		—		1
Star-Lord General Investors Private Real Estate Investment Company No.10	Insurance income		22		26
	Interest income		1,604		1,462
	Interest expense		161		33
	General and administrative expenses		2,445		2,136
	Other Income		—		362
Food Factory Co., Ltd.	Interest income		22		10
	Insurance income		1		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

33.1 Details of significant profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)

		2026		2025
Big Dipper Co., Ltd.	Fee and commission expense	~~W~~	62	~~W~~	51
	Reversal of credit losses		—		2
KB-TS Technology Venture Private Equity Fund	Fee and commission income		—		42
KB-SJ Tourism Venture Fund	Fee and commission income		(15)		33
Banksalad Co., Ltd. *	Fee and commission income		—		9
RMGP Bio-Pharma Investment Fund, L.P.	Fee and commission income		14		14
KB-MDI Centauri Fund LP	Fee and commission income		106		102
Hibiscus Fund LP	Fee and commission income		(63)		73
	Gains on financial instruments at fair value through profit or loss		315		—
RMG-KB BioAccess Fund L.P.	Fee and commission income		95		92
S&E Bio Co., Ltd.	Interest income		19		18
	Reversal of credit losses		4		—
Contents First Inc.	Interest income		95		96
	Interest expense		3		4
Pin Therapeutics Inc.	Interest expense		—		71
	Provision for credit losses		17		1
Wyatt Corp. *	Gains on financial instruments at fair value through profit or loss		—		1,152
	Insurance income		—		40
Spark Biopharma Inc. *	Interest expense		—		29
	Provision for credit losses		—		3
	Reversal of credit losses		1		—
	Gains on financial instruments at fair value through profit or loss		1,220		—
	Losses on financial instruments at fair value through profit or loss		213		—
Skydigital Inc.	Fee and commission income		1		1
SO-MYUNG Recycling Co., Ltd.	Insurance income		2		—
KB No.21 Special Purpose Acquisition Company *	Losses on financial instruments at fair value through profit or loss		—		1,832
	Interest expense		—		18
KB No.25 Special Purpose Acquisition Company	Interest expense		10		13
	Gains on financial instruments at fair value through profit or loss		—		66
	Losses on financial instruments at fair value through profit or loss		1,141		—
KB No.26 Special Purpose Acquisition Company *	Interest expense		—		(29)
	Gains on financial instruments at fair value through profit or loss		—		966

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

33.1 Details of significant profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)

		2026		2025
KB No.27 Special Purpose Acquisition Company	Interest expense	~~W~~	29	~~W~~	37
	Gains on financial instruments at fair value through profit or loss		166		151
KB No.28 Special Purpose Acquisition Company *	Interest expense		—		9
	Gains on financial instruments at fair value through profit or loss		—		54
KB No.29 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		41		72
	Interest expense		12		14
KB No.30 Special Purpose Acquisition Company	Interest expense		8		10
	Gains on financial instruments at fair value through profit or loss		137		51
KB No.31 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		227		151
	Interest expense		10		12
KB No.32 Special Purpose Acquisition Company	Interest expense		11		—
KB No.33 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		145		—
	Interest expense		12		—
KB SPROTT Renewable Private Equity Fund No.1	Fee and commission income		19		19
KB-Stonebridge Secondary Private Equity Fund	Fee and commission income		70		89
TeamSparta Inc. *	Fee and commission income		—		3
	Interest expense		—		51
Newavel Co., Ltd.	Provision for credit losses		—		13
SuperNGine Co., Ltd.	Interest income		—		11
Desilo Inc.	Interest income		—		4
Turing Co., Ltd.	Interest income		10		11
Grinergy Co., Ltd.	Provision for credit losses		1		—
Chabot Mobility Co., Ltd. *	Interest expense		—		2
	Fee and commission expense		—		591
Wemade Connect Co., Ltd.	Insurance income		1		1
	Interest expense		40		48
	Provision for credit losses		—		1
TMAP Mobility Co., Ltd.	Interest expense		88		765
	Fee and commission income		1		1
	Fee and commission expense		160		326
	Reversal of credit losses		1		—
	Insurance income		324		915
Nextrade Co., Ltd.	Fee and commission income		1		1
	Interest expense		—		186
WJ Private Equity Fund No.1	Fee and commission income		2		2
Channel Corporation	Gains on financial instruments at fair value through profit or loss		—		7,347
CellinCells Co., Ltd. *	Provision for credit losses		—		1
KB Social Impact Investment Fund	Fee and commission income		50		50
KB-UTC Inno-Tech Venture Fund	Fee and commission income		42		21

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

33.1 Details of significant profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)

		2026		2025
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Fee and commission income	~~W~~	184	~~W~~	200
2020 KB Fintech Renaissance Fund	Fee and commission income		—		29
FineKB Private Equity Fund No.1	Fee and commission income		74		141
	Gains on financial instruments at fair value through profit or loss		—		32
Paramark KB Fund No.1	Fee and commission income		37		32
KB-Badgers Future Mobility ESG Fund No.1	Fee and commission income		305		321
	Gains on financial instruments at fair value through profit or loss		—		1
KB-KTB Technology Venture Fund	Fee and commission income		95		113
KB-Solidus Global Healthcare Fund *	Fee and commission income		1,087		—
ASSEMBLE CORPORATION	Interest income		29		32
	Insurance income		1		1
	Reversal of credit losses		2		3
KB-GeneN Medical Venture Fund No.1	Fee and commission income		22		22
KB-BridgePole Venture Investment Fund No.2	Fee and commission income		26		26
KB Co-Investment Private Equity Fund No.1	Fee and commission income		413		393
KB-NP Green ESG New Technology Venture Capital Fund	Fee and commission income		265		242
KB-FT Green Growth 1st Technology Investment Association	Fee and commission income		33		33
KB-SUSUNG 1st Investment Fund	Fee and commission income		30		47
KB-SUSUNG 2nd Investment Fund	Fee and commission income		39		37
3D Interactive Co., Ltd.	Provision for credit losses		1		—
Bigwave Robotics Corp. *	Interest expense		—		(5)
	Provision for credit losses		1		9
	Gains on financial instruments at fair value through profit or loss		1,610		—
U-KB Credit No.1 Private Equity	Fee and commission income		239		239
KB-SOLIDUS Healthcare Investment Fund	Fee and commission income		206		213
AKK Robotech Valueup New Technology Investment Fund *	Fee and commission income		—		19

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

33.1 Details of significant profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)

		2026		2025
New Daegu Busan Expressway Co., Ltd.	Interest income	~~W~~	—	~~W~~	241
	Reversal of credit losses		4		1
	Interest expense		147		730
	Insurance income		115		98
AIM FUTURE, Inc.	Interest income		10		10
ADP Holdings Co., Ltd.	Interest expense		2		16
ADPGREEN	Interest expense		36		13
	Reversal of credit losses		—		7
	Insurance income		40		43
KB-CJ Venture Fund 1st	Fee and commission income		37		37
DYNE MEDICAL GROUP Inc.	Interest income		15		15
	Interest expense		62		21
	Insurance income		1		1
	Provision for credit losses		2		1
	Reversal of credit losses		—		1
Logpresso Inc.	Interest expense		57		1
TriOar Inc.	Interest expense		9		33
KB-VEP Contact Fund	Fee and commission income		15		15
KB-Cyrus Tourism Venture Fund	Fee and commission income		84		84
FineKB Private Equity Fund No.2	Fee and commission income		17		34
KB Rejuvenation Fund	Fee and commission income		37		37
Allra Fintech Corp.	Provision for credit losses		173		1
	Interest expense		—		2
Yeoulhyulgangho	Interest expense		4		1
KB-IMM New Star Real Estate Private Fund I	Fee and commission income		89		137
KB-LB Middle Market Enterprises Innovation Private Equity Fund	Fee and commission income		296		—
Semicolon Susong REITs Co., Ltd.	Interest income		259		—
	Insurance income		7		—
KB-Novus Genesis Private Equity Fund	Fee and commission income		43		—
AIM-KB-DOUBLE Connected Future Investment Fund	Fee and commission income		18		—
E&I Holdings *	Fee and commission income		—		3,405
WhaTap Laps Inc.	Interest income		8		—
	Interest expense		8		—
	Reversal of credit losses		5		—
KB a2z 2025 Fund	Fee and commission income		37		—
IMBiologics Corp. *	Gains on financial instruments at fair value through profit or loss		5,412		—
Koru Pharma Co., Ltd. *	Gains on financial instruments at fair value through profit or loss		5,596		—
	Insurance income		—		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

33.1 Details of significant profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)

		2026	2025
Aldaver	Interest expense	5	—
K-1 23th yeoksam Real Estate Investment Trust company Itd	Insurance income	2	—
VP Inc.	Fee and commission income	43	—
Novorex Inc.	Interest expense	2	—
	Provision for credit losses	3	—
Xenohelix Co., Ltd.	Interest income	7	6
	Provision for credit losses	—	8
	Reversal of credit losses	1	—
Lemontree Inc.	Fee and commission income	84	—
	Fee and commission expense	25	—
	Reversal of credit losses	2	—
ByL	Interest expense	49	—
KB-GVA Premier Mezzanine Investment Fund	Fee and commission income	32	—
KB-ANDA DeepTech Venture Fund	Fee and commission income	56	—
JIN WOO CO., LTD.	Interest income	69	—
HyperAccel Co., Ltd.	Interest expense	1	—
MM Korea Beauty Co-Invest Private Equity Fund	Interest expense	1	—
Others.
Retirement pension	Fee and commission income	383	416
	Interest expense	3	7

* Excluded from the Group’s related party as of March 31, 2026.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)		March 31, 2026	December 31, 2025
Associates and joint ventures
Balhae Infrastructure Company	Other assets	~~W~~1,961	~~W~~2,596
	Loans measured at amortized cost (gross amount)	4,000	85,000
	Allowances for credit losses	9	200
	Provisions	—	109
	Other liabilities	1	9
Korea Credit Bureau Co., Ltd.	Loans measured at amortized cost (gross amount)	292	41
	Deposits	3,974	36,968
	Insurance liabilities	—	1
	Other liabilities	16	10
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss	33,918	34,208
	Loans measured at amortized cost (gross amount)	56,456	59,515
	Allowances for credit losses	26	27
	Other assets	262	297
	Deposits	54,467	70,470
	Provisions	38	38
	Insurance liabilities	43	114
	Other liabilities	879	608
Jungdo Co., Ltd.	Deposits	4	4
Aju Good Technology Venture Fund	Deposits	39	39
Star-Lord General Investors Private Real Estate Investment Company No.10	Loans measured at amortized cost (gross amount)	149,671	149,597
	Allowances for credit losses	7	7
	Property and equipment	26,217	31,089
	Other assets	8,339	8,330
	Insurance liabilities	7	29
	Other liabilities	26,208	31,053
WJ Private Equity Fund No.1	Other assets	2	2
	Deposits	34	36
Food Factory Co., Ltd.	Loans measured at amortized cost (gross amount)	2,827	2,941
	Allowances for credit losses	5	5
	Other assets	19	13
	Deposits	531	604
	Insurance liabilities	4	6
	Other liabilities	1	1
Big Dipper Co., Ltd.	Loans measured at amortized cost (gross amount)	24	23
	Allowances for credit losses	1	1
	Deposits	50	51
	Other assets	—	42
	Other liabilities	10	10
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	270	270

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2026	December 31, 2025
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss	~~W~~2,470	~~W~~2,432
	Other assets	29	15
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss	22	22
Skydigital Inc.	Deposits	5	1
Spark Biopharma Inc. *	Financial assets at fair value through profit or loss	—	4,549
	Loans measured at amortized cost (gross amount)	20	23
	Deposits	—	1,145
	Other liabilities	—	2
	Allowances for credit losses	7	8
	Provisions	4	3
UPRISE, Inc.	Financial assets at fair value through profit or loss	1,934	1,934
Stratio, Inc.	Financial assets at fair value through profit or loss	1,000	1,000
HonestAl Co., LTD.	Financial assets at fair value through profit or loss	382	382
CellinCells Co., Ltd. *	Loans measured at amortized cost (gross amount)	2	3
	Allowances for credit losses	—	1
	Provisions	1	—
Channel Corporation	Financial assets at fair value through profit or loss	15,719	15,719
KB No.25 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	775	1,915
	Deposits	1,594	1,604
	Other liabilities	12	2
KB No.27 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	6,448	6,282
	Deposits	4,691	4,675
	Other liabilities	15	41
KB No.29 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	3,200	3,159
	Deposits	2,343	2,348
	Other liabilities	49	36
KB No.30 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	3,030	2,893
	Deposits	1,780	1,788
	Other liabilities	23	15

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2026	December 31, 2025
KB No.31 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	~~W~~4,706	~~W~~4,478
	Deposits	2,302	2,310
	Other liabilities	21	10
KB No.32 Special Purpose Acquisition Company	Deposits	2,308	2,315
	Other liabilities	46	35
KB No.33 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	4,449	4,304
	Deposits	2,827	2,835
	Other liabilities	38	25
KB-Solidus Global Healthcare Fund *	Other assets	—	3,781
Bioprotect Ltd.	Financial assets at fair value through profit or loss	5,606	5,606
ASSEMBLE CORPORATION	Financial assets at fair value through profit or loss	4,000	4,000
	Loans measured at amortized cost (gross amount)	1,760	1,862
	Allowances for credit losses	28	30
	Other assets	2	1
	Deposits	19	19
	Other liabilities	1	1
	Insurance liabilities	1	2
SO-MYUNG Recycling Co., Ltd.	Insurance liabilities	4	3
Go2joy Co., Ltd.	Financial assets at fair value through profit or loss	1,200	1,200
S&E Bio Co., Ltd.	Financial assets at fair value through profit or loss	4,000	4,000
	Loans measured at amortized cost (gross amount)	2,000	2,009
	Other assets	3	3
	Deposits	109	224
	Other liabilities	1	2
	Allowances for credit losses	12	12
	Provisions	—	2
Bluepointpartners Inc. *	Financial assets at fair value through profit or loss	—	1,667
Xenohelix Co., Ltd.	Financial assets at fair value through profit or loss	3,100	3,100
	Loans measured at amortized cost (gross amount)	500	555
	Other assets	1	1
	Allowances for credit losses	7	7
	Deposits	576	40

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2026		December 31, 2025
Contents First Inc.	Financial assets at fair value through profit or loss	~~W~~	11,667	~~W~~	11,667
	Loans measured at amortized cost (gross amount)		10,020		10,020
	Allowances for credit losses		22		22
	Other assets		3		3
	Deposits		215		133
	Provisions		2		2
	Other liabilities		4		4
KB-MDI Centauri Fund LP	Financial assets at fair value through profit or loss		19,026		19,026
	Other assets		106		—
OKXE Inc.	Financial assets at fair value through profit or loss		2,722		2,722
Newavel Co., Ltd.	Deposits		1		1
Pin Therapeutics Inc.	Loans measured at amortized cost (gross amount)		32		20
	Financial assets at fair value through profit or loss		7,000		7,000
	Deposits		38		850
	Allowances for credit losses		10		2
	Provisions		2		1
IMBiologics Corp. *	Loans measured at amortized cost (gross amount)		2		1
	Financial assets at fair value through profit or loss		—		13,144
SuperNGine Co., Ltd.	Loans measured at amortized cost (gross amount)		2		16
	Deposits		210		151
	Financial assets at fair value through profit or loss		1,996		1,996
Desilo Inc.	Financial assets at fair value through profit or loss		3,168		3,168
	Deposits		2		2
Turing Co., Ltd.	Financial assets at fair value through profit or loss		3,000		3,000
	Loans measured at amortized cost (gross amount)		900		900
	Allowances for credit losses		6		6
	Other assets		2		2
	Deposits		77		887

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2026		December 31, 2025
Wemade Connect Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	11,857	~~W~~	11,857
	Loans measured at amortized cost (gross amount)		2		2
	Provisions		6		6
	Deposits		7,093		5,525
	Insurance liabilities		2		2
	Other liabilities		30		22
Nextrade Co., Ltd.	Loans measured at amortized cost (gross amount)		97		131
	Deposits		1,180		278
TMAP Mobility Co., Ltd.	Loans measured at amortized cost (gross amount)		84		116
	Allowances for credit losses		2		2
	Deposits		50,001		1
	Insurance liabilities		1		1
	Other liabilities		88		178
	Provisions		5		5
Grinergy Co., Ltd.	Loans measured at amortized cost (gross amount)		2		2
	Financial assets at fair value through profit or loss		7,297		7,297
	Allowances for credit losses		2		2
	Provisions		1		—
NexThera Co., Ltd.	Financial assets at fair value through profit or loss		3,000		3,000
FineKB Private Equity Fund No.1	Other assets		74		10
Paramark KB Fund No.1	Other liabilities		13		50
KB-Badgers Future Mobility ESG Fund No.1	Other assets		305		—
KB Social Impact Investment Fund	Other assets		250		200
Checkmate Therapeutics Inc.	Financial assets at fair value through profit or loss		3,200		3,200
	Insurance liabilities		2		8
Hibiscus Fund LP	Financial assets at fair value through profit or loss		12,841		16,540
	Other assets		—		316
	Other liabilities		115		—
RMG-KB BioAccess Fund L.P.	Financial assets at fair value through profit or loss		18,756		15,709
	Other assets		95		—
RMG-KB BP Management Ltd.	Financial assets at fair value through profit or loss		574		494
KB Co-Investment Private Equity Fund No.1	Other assets		421		500
Neuroptika Inc.	Financial assets at fair value through profit or loss		5,879		5,879
Bitgoeul Cheomdan Green 1st Co., Ltd.	Deposits		1,229		1,242

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2026		December 31, 2025
Bigwave Robotics Corp. *	Loans measured at amortized cost (gross amount)	~~W~~	77	~~W~~	60
	Financial assets at fair value through profit or loss		—		4,290
	Allowances for credit losses		9		7
	Deposits		—		364
	Provisions		—		2
3D Interactive Co., Ltd.	Loans measured at amortized cost (gross amount)		11		2
	Financial assets at fair value through profit or loss		159		159
	Deposits		16		48
XL8 INC.	Financial assets at fair value through profit or loss		5,729		5,729
Elev8-Capital Fund I	Financial assets at fair value through profit or loss		19,436		13,877
New Daegu Busan Expressway Co., Ltd.	Loans measured at amortized cost (gross amount)		6		15
	Allowances for credit losses		2		4
	Other assets		1		—
	Provisions		1		—
	Deposits		90,372		115,401
	Other liabilities		47		43
	Insurance liabilities		351		27
AIM FUTURE, Inc.	Financial assets at fair value through profit or loss		2,000		2,000
	Loans measured at amortized cost (gross amount)		900		906
	Allowances for credit losses		5		5
	Other assets		1		1
	Deposits		185		140
	Provisions		2		2
Novorex Inc.	Financial assets at fair value through profit or loss		4,000		4,000
	Loans measured at amortized cost (gross amount)		21		14
	Allowances for credit losses		6		4
	Other liabilities		—		4
	Provisions		1		2
	Deposits		332		9,674
Seokwang T&I Co., Ltd	Insurance liabilities		1		2
ADP Holdings Co., Ltd.	Deposits		265		263
	Other liabilities		2		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)

		March 31, 2026		December 31, 2025
ADPGREEN	Loans measured at amortized cost (gross amount)	~~W~~	19	~~W~~	23
	Deposits		5,706		5,302
	Other liabilities		19		33
	Allowances for credit losses		2		3
	Provisions		1		1
	Insurance liabilities		54		94
Logpresso Inc.	Financial assets at fair value through profit or loss		9,000		9,000
	Loans measured at amortized cost (gross amount)		56		40
	Deposits		7,502		7,576
	Other liabilities		67		10
Onheal Co., Ltd.	Financial assets at fair value through profit or loss		10,000		10,000
Ascent Global Fund III LP	Financial assets at fair value through profit or loss		4,222		3,677
DYNE MEDICAL GROUP Inc.	Financial assets at fair value through profit or loss		10,503		3,001
	Loans measured at amortized cost (gross amount)		2,046		2,033
	Allowances for credit losses		17		16
	Provisions		4		5
	Other assets		1		1
	Deposits		15,350		356
	Other liabilities		66		6
	Insurance liabilities		3		1
TriOar Inc.	Financial assets at fair value through profit or loss		5,000		5,000
	Loans measured at amortized cost (gross amount)		18		12
	Deposits		1,990		4,088
	Other liabilities		5		20
Coxwave Co., Ltd.	Financial assets at fair value through profit or loss		3,000		3,000
SDT Inc.	Financial assets at fair value through profit or loss		3,873		3,873
Yeoulhyulgangho	Financial assets at fair value through profit or loss		500		500
	Deposits		1,520		783
	Other liabilities		3		2
IMM global Secondary 1-1 Equity Private Fund	Insurance liabilities		1		—
KB-VEP Contact Fund	Other assets		15		15
Xpanner Inc.	Financial assets at fair value through profit or loss		9,908		9,908
	Insurance liabilities		5		10
SD Speed Co., Ltd.	Insurance liabilities		—		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)

		March 31, 2026		December 31, 2025
Allra Fintech Corp.	Loans measured at amortized cost (gross amount)	~~W~~	18	~~W~~	26
	Allowances for credit losses		89		3
	Deposits		—		33
	Other assets		4,302		—
	Provisions		1		—
GCSM Holdings Limited	Financial assets at fair value through profit or loss		8,833		8,833
KB Rejuvenation Fund	Other assets		37		38
FineKB Private Equity Fund No.2	Other assets		17		35
Koru Pharma Co., Ltd. *	Financial assets at fair value through profit or loss		—		7,890
	Deposits		—		197
	Insurance liabilities		—		12
WhaTap Laps Inc.	Loans measured at amortized cost (gross amount)		1,069		1,091
	Financial assets at fair value through profit or loss		6,259		6,259
	Other assets		2		1
	Allowances for credit losses		14		16
	Provisions		12		11
	Deposits		1,285		2,814
	Other liabilities		3		75
Streami Inc.	Financial assets at fair value through profit or loss		3,047		3,047
Lemontree Inc.	Financial assets at fair value through profit or loss		999		999
	Other assets		4		—
	Deposits		12		536
	Provisions		—		2
GAME TALES	Financial assets at fair value through profit or loss		3,000		3,000
HyperAccel Co., Ltd.	Financial assets at fair value through profit or loss		8,500		8,500
	Deposits		513		—
Aldaver	Financial assets at fair value through profit or loss		2,000		2,000
	Deposits		827		821
	Other liabilities		3		4
enParticle Co., Ltd	Financial assets at fair value through profit or loss		2,000		2,000
	Deposits		1,084		1,696
ALL ROUND DOCTORS Inc.	Financial assets at fair value through profit or loss		2,000		2,000
Emocog Inc.	Financial assets at fair value through profit or loss		4,000		4,000
	Deposits		501		704

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)

		March 31, 2026		December 31, 2025
ANTIGRAVITY	Financial assets at fair value through profit or loss	~~W~~	374	~~W~~	374
	Loans measured at amortized cost (gross amount)		37		38
	Allowances for credit losses		1		1
	Deposits		12		82
ByL	Loans measured at amortized cost (gross amount)		16		—
	Financial assets at fair value through profit or loss		14,967		14,967
	Deposits		7,578		8,968
	Other liabilities		93		55
KB a2z 2025 Fund	Other assets		38		24
Semicolon Susong REITs Co., Ltd.	Loans measured at amortized cost (gross amount)		24,945		24,933
	Allowances for credit losses		5		5
	Other assets		167		173
	Insurance liabilities		2		9
K-1 23th yeoksam Real Estate Investment Trust company Itd	Insurance liabilities		1		3
IMT TECHNOLOGY CO., LTD.	Insurance liabilities		1		1
VP Inc.	Loans measured at amortized cost (gross amount)		—		2
	Other assets		58		—
	Other liabilities		109		109
	Insurance liabilities		1		1
	Deposits		1		51
eRoun & company Co., Ltd *	Deposits		—		1,127
	Other liabilities		—		7
RUMIKEU Holdings Inc.	Deposits		104		11
enscape Co., Ltd	Financial assets at fair value through profit or loss		7,000		—
Break & Company Inc.	Financial assets at fair value through profit or loss		1,999		—
	Deposits		30		—
Penta BM Investment Fund 1	Financial assets at fair value through profit or loss		6,111		—
MM Korea Beauty Co-Invest Private Equity Fund	Deposits		150		—
	Other liabilities		1		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2026		December 31, 2025
Key management personnel
Key management personnel	Loans measured at amortized cost (gross amount)	~~W~~	6,511	~~W~~	9,248
	Allowances for credit losses		24		24
	Other assets		7		9
	Deposits		19,943		12,740
	Provisions		—		1
	Insurance liabilities		3,722		2,927
	Other liabilities		382		362
Retirement pension	Other assets		557		632
	Other liabilities		484		1,154

*	Excluded from the Group’s related party as of March 31, 2026, therefore, the remaining outstanding balances with those entities are not disclosed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

33.3 Details of significant lending transactions with related parties for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	41	~~W~~	292	~~W~~	(41)	~~W~~	292
Incheon Bridge Co., Ltd.		93,723		18		(3,367)		90,374
Star-Lord General Investors Private Real Estate Investment Company No.10		149,597		74		—		149,671
Food Factory Co., Ltd.		2,941		7		(121)		2,827
Big Dipper Co., Ltd.		23		24		(23)		24
RMGP Bio-Pharma Investment Fund, L.P.		2,432		38		—		2,470
RMGP Bio-Pharma Investment, L.P.		22		—		—		22
UPRISE, Inc.		1,934		—		—		1,934
Stratio, Inc.		1,000		—		—		1,000
HonestAl Co., LTD.		382		—		—		382
CellinCells Co., Ltd. *		3		2		(3)		2
KB No.25 Special Purpose Acquisition Company		1,915		—		(1,140)		775
KB No.27 Special Purpose Acquisition Company		6,282		166		—		6,448
KB No.29 Special Purpose Acquisition Company		3,159		41		—		3,200
KB No.30 Special Purpose Acquisition Company		2,893		137		—		3,030
KB No.31 Special Purpose Acquisition Company		4,478		228		—		4,706
KB No.33 Special Purpose Acquisition Company		4,304		145		—		4,449
Channel Corporation		15,719		—		—		15,719
Bioprotect Ltd.		5,606		—		—		5,606
ASSEMBLE CORPORATION		5,862		10		(112)		5,760
Go2joy Co., Ltd.		1,200		—		—		1,200
S&E Bio Co., Ltd.		6,009		—		(9)		6,000
Bluepointpartners Inc. *		1,667		—		(1,667)		—
Xenohelix Co., Ltd.		3,655		5		(60)		3,600
Contents First Inc.		21,687		20		(20)		21,687
KB-MDI Centauri Fund LP		19,026		—		—		19,026
OKXE Inc.		2,722		—		—		2,722
Checkmate Therapeutics Inc.		3,200		—		—		3,200
IMBiologics Corp. *		13,145		2		(13,145)		2
Spark Biopharma Inc. *		4,572		20		(4,572)		20
Pin Therapeutics Inc.		7,020		32		(20)		7,032
Hibiscus Fund LP		16,540		—		(3,699)		12,841
SuperNGine Co., Ltd.		2,012		2		(16)		1,998
Desilo Inc.		3,168		—		—		3,168
RMG-KB BioAccess Fund L.P.		15,709		3,047		—		18,756
RMG-KB BP Management Ltd.		494		80		—		574

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

33.3 Details of significant lending transactions with related parties for the three-month periods ended March 31, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2026
	Beginning		Loan		Collection		Ending
Turing Co., Ltd.	~~W~~	3,900	~~W~~	—	~~W~~	—	~~W~~	3,900
Grinergy Co., Ltd.		7,299		2		(2)		7,299
NexThera Co., Ltd.		3,000		—		—		3,000
Wemade Connect Co., Ltd.		11,859		2		(2)		11,859
TMAP Mobility Co., Ltd.		116		84		(116)		84
Neuroptika Inc.		5,879		—		—		5,879
Bigwave Robotics Corp. *		4,350		77		(4,350)		77
3D Interactive Co., Ltd.		161		11		(2)		170
XL8 INC.		5,729		—		—		5,729
Elev8-Capital Fund I		13,877		5,559		—		19,436
AIM FUTURE, Inc.		2,906		—		(6)		2,900
New Daegu Busan Expressway Co., Ltd.		15		6		(15)		6
Novorex Inc.		4,014		21		(14)		4,021
Logpresso Inc.		9,040		56		(40)		9,056
Onheal Co., Ltd.		10,000		—		—		10,000
Ascent Global Fund III LP		3,677		545		—		4,222
DYNE MEDICAL GROUP Inc.		5,034		7,548		(33)		12,549
TriOar Inc.		5,012		18		(12)		5,018
Coxwave Co., Ltd.		3,000		—		—		3,000
SDT Inc.		3,873		—		—		3,873
Yeoulhyulgangho		500		—		—		500
ADPGREEN		23		19		(23)		19
Xpanner Inc.		9,908		—		—		9,908
GCSM Holdings Limited		8,833		—		—		8,833
Koru Pharma Co., Ltd. *		7,890		—		(7,890)		—
WhaTap Laps Inc.		7,350		93		(115)		7,328
Lemontree Inc.		999		1		(1)		999
GAME TALES		3,000		—		—		3,000
Streami Inc.		3,047		—		—		3,047
ANTIGRAVITY		412		3		(4)		411
HyperAccel Co., Ltd.		8,500		—		—		8,500
Aldaver		2,000		—		—		2,000
enParticle Co., Ltd		2,000		—		—		2,000
ALL ROUND DOCTORS Inc.		2,000		—		—		2,000
Emocog Inc.		4,000		—		—		4,000
ByL		14,967		16		—		14,983
Allra Fintech Corp.		26		18		(26)		18
Nextrade Co., Ltd.		131		97		(131)		97
VP Inc.		2		—		(2)		—
Balhae Infrastructure Company		85,000		—		(81,000)		4,000
Semicolon Susong REITs Co., Ltd.		24,933		12		—		24,945
enscape Co., Ltd		—		7,000		—		7,000
Break & Company Inc.		—		1,999		—		1,999
Penta BM Investment Fund 1		—		6,111		—		6,111
Key management personnel		9,248		1,276		(4,013)		6,511

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

33.3 Details of significant lending transactions with related parties for the three-month periods ended March 31, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2025
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	36	~~W~~	156	~~W~~	(36)	~~W~~	156
Incheon Bridge Co., Ltd.		105,423		261		(2,637)		103,047
Star-Lord General Investors Private Real Estate Investment Company No.10		149,898		78		—		149,976
Food Factory Co., Ltd.		1,764		12		(116)		1,660
Big Dipper Co., Ltd.		43		9		(43)		9
RMGP Bio-Pharma Investment Fund, L.P.		7,205		—		(863)		6,342
RMGP Bio-Pharma Investment, L.P.		25		—		(2)		23
Wyatt Corp. *		3,000		—		(3,000)		—
Banksalad Co., Ltd. *		2,059		—		—		2,059
UPRISE, Inc.		1,817		—		—		1,817
Stratio, Inc.		1,000		—		—		1,000
HonestAl Co., LTD.		442		—		(442)		—
CellinCells Co., Ltd. *		2,001		5		(1)		2,005
KB No.21 Special Purpose Acquisition Company *		3,122		—		(1,832)		1,290
KB No.25 Special Purpose Acquisition Company		1,850		65		—		1,915
KB No.26 Special Purpose Acquisition Company *		2,150		966		—		3,116
KB No.27 Special Purpose Acquisition Company		5,877		151		—		6,028
KB No.28 Special Purpose Acquisition Company *		2,113		54		—		2,167
KB No.29 Special Purpose Acquisition Company		3,015		72		—		3,087
KB No.30 Special Purpose Acquisition Company		2,835		51		—		2,886
KB No.31 Special Purpose Acquisition Company		4,301		151		—		4,452
Channel Corporation		20,141		—		(5,886)		14,255
MitoImmune Therapeutics		1,574		—		—		1,574
Bioprotect Ltd.		4,628		—		—		4,628
ASSEMBLE CORPORATION		6,021		19		(21)		6,019
Go2joy Co., Ltd.		1,200		—		—		1,200
S&E Bio Co., Ltd.		6,016		19		(16)		6,019
Bluepointpartners Inc. *		1,636		—		—		1,636
Xenohelix Co., Ltd.		3,104		554		(4)		3,654
Contents First Inc.		23,278		77		(65)		23,290
KB-MDI Centauri Fund LP		21,058		—		—		21,058

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

33.3 Details of significant lending transactions with related parties for the three-month periods ended March 31, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2025
	Beginning		Loan		Collection		Ending
OKXE Inc.	~~W~~	2,722	~~W~~		~~W~~	—	~~W~~	2,722
Checkmate Therapeutics Inc.		3,200		—		—		3,200
Newavel Co., Ltd.		20		15		(20)		15
IMBiologics Corp. *		7,002		1		(2)		7,001
Spark Biopharma Inc. *		4,649		26		(15)		4,660
Pin Therapeutics Inc.		7,029		45		(29)		7,045
Hibiscus Fund LP		14,717		—		—		14,717
SuperNGine Co., Ltd.		2,478		2		(2)		2,478
Desilo Inc.		3,468		—		—		3,468
RMG-KB BioAccess Fund L.P.		9,379		646		—		10,025
RMG-KB BP Management Ltd.		344		17		—		361
Turing Co., Ltd.		3,900		—		—		3,900
Kukka Co., Ltd. *		2,490		—		—		2,490
Grinergy Co., Ltd.		1		—		(1)		—
NexThera Co., Ltd.		3,000		—		—		3,000
Chabot Mobility Co., Ltd. *		2,580		—		—		2,580
TeamSparta Inc. *		4,006		10		(5)		4,011
FutureConnect Co., Ltd. *		1,499		—		—		1,499
Wemade Connect Co., Ltd.		7,495		35		(29)		7,501
TMAP Mobility Co., Ltd.		73		50		(73)		50
Spoonlabs Co., Ltd. *		15,006		—		—		15,006
Neuroptika Inc.		5,879		—		—		5,879
Bigwave Robotics Corp. *		2,789		40		(39)		2,790
3D Interactive Co., Ltd.		2,306		2		(6)		2,302
XL8 INC.		5,869		—		—		5,869
Elev8-Capital Fund I		16,250		—		—		16,250
AIM FUTURE, Inc.		2,908		2		(8)		2,902
New Daegu Busan Expressway Co., Ltd.		24,264		10		(12,140)		12,134
Novorex Inc.		2,008		14		(8)		2,014
Logpresso Inc.		3,031		38		(31)		3,038
Onheal Co., Ltd.		10,000		—		—		10,000
Ascent Global Fund III LP		3,767		—		—		3,767
DYNE MEDICAL GROUP Inc.		5,023		21		(15)		5,029
TriOar Inc.		3,016		9		(16)		3,009
Coxwave Co., Ltd.		3,000		—		—		3,000
SDT Inc.		3,105		—		—		3,105
Yeoulhyulgangho		500		—		—		500
ADPGREEN		25		18		(25)		18
Xpanner Inc.		9,673		—		—		9,673
GCSM Holdings Limited		9,506		—		—		9,506
Qoala *		6,554		—		—		6,554
Allra Fintech Corp.		—		19		—		19
Koru Pharma Co., Ltd. *		—		7,890		—		7,890
Key management personnel		7,125		1,366		(2,362)		6,129

*	Excluded from the Group’s related party as of March 31, 2026.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

33.4 Details of significant borrowing transactions with related parties for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	36,968	~~W~~	—	~~W~~	—	~~W~~	(32,994)	~~W~~	3,974
Incheon Bridge Co., Ltd.		70,470		—		—		(16,003)		54,467
Jungdo Co., Ltd.		4		—		—		—		4
Skydigital Inc.		1		—		—		4		5
Aju Good Technology Venture Fund		39		—		—		—		39
KB-KDBC Pre-IPO New Technology Business Investment Fund		270		—		—		—		270
WJ Private Equity Fund No.1		36		—		—		(2)		34
KB No.25 Special Purpose Acquisition Company		1,604		—		—		(10)		1,594
KB No.27 Special Purpose Acquisition Company		4,675		4,647		(4,600)		(31)		4,691
KB No.29 Special Purpose Acquisition Company		2,348		—		—		(5)		2,343
KB No.30 Special Purpose Acquisition Company		1,788		—		—		(8)		1,780
KB No.31 Special Purpose Acquisition Company		2,310		—		—		(8)		2,302
KB No.32 Special Purpose Acquisition Company		2,315		—		—		(7)		2,308
KB No.33 Special Purpose Acquisition Company		2,835		—		—		(8)		2,827
Food Factory Co., Ltd.		604		—		—		(73)		531
Big Dipper Co., Ltd.		51		—		—		(1)		50
ASSEMBLE CORPORATION		19		—		—		—		19
S&E Bio Co., Ltd.		224		—		(50)		(65)		109
Contents First Inc.		133		—		—		82		215
Newavel Co., Ltd.		1		—		—		—		1
Pin Therapeutics Inc.		850		—		—		(812)		38
Spark Biopharma Inc. [2]		1,145		8,900		(1,861)		(8,184)		—
SuperNGine Co., Ltd.		151		—		—		59		210
Desilo Inc.		2		—		—		—		2
Turing Co., Ltd.		887		—		—		(810)		77
TMAP Mobility Co., Ltd.		1		50,000		—		—		50,001
Nextrade Co., Ltd.		278		—		—		902		1,180
Wemade Connect Co., Ltd.		5,525		4,452		(2,000)		(884)		7,093
Bitgoeul Cheomdan Green 1st Co., Ltd.		1,242		—		—		(13)		1,229
Bigwave Robotics Corp. [2]		364		—		—		(364)		—
3D Interactive Co., Ltd.		48		—		—		(32)		16
AIM FUTURE, Inc.		140		—		—		45		185

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

33.4 Details of significant borrowing transactions with related parties for the three-month periods ended March 31, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2026
	Beginning		Borrowing		Repayment		Others [1]		Ending
New Daegu Busan Expressway Co., Ltd.	~~W~~	115,401	~~W~~	—	~~W~~	—	~~W~~	(25,029)	~~W~~	90,372
Novorex Inc.		9,674		—		—		(9,342)		332
Xenohelix Co., Ltd.		40		—		—		536		576
ADP Holdings Co., Ltd.		263		264		(260)		(2)		265
ADPGREEN		5,302		5,500		(5,100)		4		5,706
Logpresso Inc.		7,576		—		—		(74)		7,502
DYNE MEDICAL GROUP Inc.		356		18,000		(4,000)		994		15,350
TriOar Inc.		4,088		1,000		(2,000)		(1,098)		1,990
Yeoulhyulgangho		783		1,000		(500)		237		1,520
Allra Fintech Corp.		33		—		—		(33)		—
Koru Pharma Co., Ltd. [2]		197		—		—		(197)		—
Emocog Inc.		704		—		—		(203)		501
WhaTap Laps Inc.		2,814		1,000		(2,650)		121		1,285
Aldaver		821		1,653		(1,647)		—		827
Lemontree Inc.		536		—		—		(524)		12
enParticle Co., Ltd		1,696		—		—		(612)		1,084
ANTIGRAVITY		82		—		—		(70)		12
ByL		8,968		1,800		(2,800)		(390)		7,578
eRoun & company Co., Ltd [2]		1,127		—		(300)		(827)		—
VP Inc.		51		—		—		(50)		1
RUMIKEU Holdings Inc.		11		—		—		93		104
MM Korea Beauty Co-Invest Private Equity Fund		—		150		—		—		150
Break & Company Inc.		—		—		—		30		30
HyperAccel Co., Ltd.		—		—		—		513		513
Key management personnel		12,740		2,427		(766)		5,542		19,943

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

33.4 Details of significant borrowing transactions with related parties for the three-month periods ended March 31, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2025
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	40,570	~~W~~	—	~~W~~	—	~~W~~	(37,942)	~~W~~	2,628
Incheon Bridge Co., Ltd.		43,867		7,000		—		(13,125)		37,742
Jungdo Co., Ltd.		4		—		—		—		4
Iwon Alloy Co., Ltd.		2		—		—		(2)		—
Skydigital Inc.		30		—		—		(16)		14
Aju Good Technology Venture Fund		1,809		—		—		(1,770)		39
KB-KDBC Pre-IPO New Technology Business Investment Fund		39		—		—		(16)		23
WJ Private Equity Fund No.1		46		—		—		(2)		44
KB No.21 Special Purpose Acquisition Company [2]		2,247		—		—		(40)		2,207
KB No.25 Special Purpose Acquisition Company		1,545		—		(30)		25		1,540
KB No.26 Special Purpose Acquisition Company [2]		1,763		—		(110)		(1,653)		—
KB No.27 Special Purpose Acquisition Company		4,613		—		—		(41)		4,572
KB No.28 Special Purpose Acquisition Company [2]		1,910		—		—		(9)		1,901
KB No.29 Special Purpose Acquisition Company		2,338		—		—		(13)		2,325
KB No.30 Special Purpose Acquisition Company		1,786		—		—		(7)		1,779
KB No.31 Special Purpose Acquisition Company		2,352		—		—		(6)		2,346
RAND Bio Science Co., Ltd. [2]		4		—		—		(4)		—
Food Factory Co., Ltd.		907		—		—		(335)		572
Big Dipper Co., Ltd.		123		—		—		(93)		30
Wyatt Corp. [2]		1		—		—		(1)		—
CellinCells Co., Ltd. [2]		13		—		—		33		46
ASSEMBLE CORPORATION		18		—		—		1		19
S&E Bio Co., Ltd.		772		430		(50)		(306)		846
4N Inc.		4		—		—		(4)		—
Contents First Inc.		729		—		—		(426)		303

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

33.4 Details of significant borrowing transactions with related parties for the three-month periods ended March 31, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2025
	Beginning		Borrowing		Repayment		Others [1]		Ending
Pin Therapeutics Inc.	~~W~~	11,133	~~W~~	—	~~W~~	(4,000)	~~W~~	(938)	~~W~~	6,195
Spark Biopharma Inc. [2]		4,759		4,394		(4,857)		(156)		4,140
SuperNGine Co., Ltd.		217		—		—		109		326
Desilo Inc.		3		—		—		3		6
Turing Co., Ltd.		819		—		—		(544)		275
TMAP Mobility Co., Ltd.		100,010		100,000		(100,000)		(6)		100,004
Nextrade Co., Ltd.		15,281		—		—		262		15,543
ZIPDOC Inc. [2]		1		—		—		(1)		—
TeamSparta Inc. [2]		18,635		—		—		(2,775)		15,860
Chabot Mobility Co., Ltd. [2]		631		—		—		371		1,002
Wemade Connect Co., Ltd.		5,465		5,019		(3,000)		1,742		9,226
Channel Corporation		6		—		—		—		6
Bitgoeul Cheomdan Green 1st Co., Ltd.		1,239		—		—		9		1,248
Bigwave Robotics Corp. [2]		501		—		(501)		—		—
3D Interactive Co., Ltd.		1,779		—		—		(1,648)		131
AIM FUTURE, Inc.		760		—		—		(417)		343
New Daegu Busan Expressway Co., Ltd.		150,007		61,000		(61,000)		5,095		155,102
Novorex Inc.		6		—		—		—		6
Xenohelix Co., Ltd.		302		—		—		29		331
ADP Holdings Co., Ltd.		2,058		2,029		(2,057)		8		2,038
ADPGREEN		1,802		750		(550)		97		2,099
Logpresso Inc.		457		574		(300)		(319)		412
DYNE MEDICAL GROUP Inc.		3,813		2,000		(2,500)		(849)		2,464
Onheal Co., Ltd.		5,001		—		—		(5,000)		1
TriOar Inc.		6,054		1,000		(2,500)		(11)		4,543
Yeoulhyulgangho		456		130		(200)		87		473
Allra Fintech Corp.		1,671		2,000		(2,000)		413		2,084
Koru Pharma Co., Ltd. [2]		—		—		—		38		38
Key management personnel		15,365		9,238		(7,817)		231		17,017

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
[2]	Excluded from the Group’s related party as of March 31, 2026.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

33.5 Details of significant investment and withdrawal transactions with related parties for the three-month periods ended March 31, 2026 and 2025, are as follows:

	2026				2025
(In millions of Korean won)	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
Balhae Infrastructure Company	~~W~~	—	~~W~~	4,660	~~W~~	—	~~W~~	4,660
POSCO-KB Shipbuilding Fund		—		850		—		250
KB-KDBC Pre-IPO New Technology Business Investment Fund		—		—		—		600
Korea Credit Bureau Co., Ltd.		—		450		—		90
KB-Solidus Global Healthcare Fund *		—		333		—		—
KB-Stonebridge Secondary Private Equity Fund		39		—		—		4,554
KB SPROTT Renewable Private Equity Fund No.1		—		—		—		5,535
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		—		4,906		3,744		—
2020 KB Fintech Renaissance Fund		—		—		—		165
KB-TS Technology Venture Private Equity Fund		—		60		15		—
Aju Good Technology Venture Fund		—		—		—		780
G payment Joint Stock Company		555		—		—		52
KB-KTB Technology Venture Fund		—		173		—		107
KB-SOLIDUS Healthcare Investment Fund		—		78		94		—
Paramark KB Fund No.1		342		—		3,690		—
JS Private Equity Fund No.3 *		—		196		—		—
TMAP Mobility Co., Ltd.		—		50,072		—		—
POSITIVE Sobujang Venture Fund No.1 *		—		—		—		879
History 2022 Fintech Fund		—		—		—		1,500
KB-NP Green ESG New Technology Venture Capital Fund		228		8,826		—		—
KB-Badgers Future Mobility ESG Fund No.1		—		21		—		55
KB No.26 Special Purpose Acquisition Company *		—		—		—		5
Shinhan-Eco Venture Fund 2nd		—		—		25		—
2023 JB Newtech No.2 Fund		—		—		—		298
U-KB Credit No.1 Private Equity		—		—		—		274
Timefolio Athleisure Investment Fund		—		1,600		—		—
KB No.32 Special Purpose Acquisition Company		—		—		10		—
KB No.33 Special Purpose Acquisition Company		—		4		—		—
IMM global Secondary 1-1 Equity Private Fund		1,706		—		756		—
Allra Fintech Corp.		—		34		—		—
KB-SBI Global Strategic Capital Fund		11,221		11,533		—		—
KB-Cyrus Tourism Venture Fund		—		—		1,000		—
IBKS Design Fund *		—		2,000		—		—
KB-IMM New Star Real Estate Private Fund I		335		5,883		6,099		791
VIG Private Equity Fund V-3 *		—		—		55		—
KOENTEC Co. Ltd. *		—		—		—		107,428
E&I Holdings *		—		—		27,300		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

33.5 Details of significant investment and withdrawal transactions with related parties for the three-month periods ended March 31, 2026 and 2025, are as follows:

	2026				2025
(In millions of Korean won)	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
Semicolon Susong REITs Co., Ltd.	~~W~~	298	~~W~~	20,500	~~W~~	—	~~W~~	—
KB-LB Middle Market Enterprises Innovation Private Equity Fund		—		15		—		—
KB-IMM New Star Real Estate Private Fund II		317		111		—		—
Meritz-Hyundai Investment Real Estate Strategy No.1 Private Equity Fund		10,200		—		—		—
Smart Korea KB Future9-Sejong Venture Fund		—		273		—		—
VP Inc.		228		157		—		—

*	Excluded from the Group’s related party as of March 31, 2026.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

33.6 Unused commitments provided to related parties as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won or in a US Dollar or Indian Rupee)		March 31, 2026		December 31, 2025
Associates and joint ventures
Balhae Infrastructure Company	Purchase of securities	~~W~~	6,154	~~W~~	6,154
	Loan commitments in Korean won		—		65,000
Korea Credit Bureau Co., Ltd.	Unused lines of credit for credit card		308		559
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused lines of credit for credit card		27		85
TeamSparta Inc. *	Unused lines of credit for credit card		—		1
3D Interactive Co., Ltd.	Unused lines of credit for credit card		17		23
Food Factory Co., Ltd.	Unused lines of credit for credit card		60		45
CellinCells Co., Ltd. *	Unused lines of credit for credit card		21		9
Big Dipper Co., Ltd.	Unused lines of credit for credit card		17		21
ASSEMBLE CORPORATION	Unused lines of credit for credit card		21		3
Spark Biopharma Inc. *	Unused lines of credit for credit card		21		27
IMBiologics Corp. *	Unused lines of credit for credit card		189		10
SuperNGine Co., Ltd.	Unused lines of credit for credit card		38		24
Pin Therapeutics Inc.	Unused lines of credit for credit card		23		30
Grinergy Co., Ltd.	Unused lines of credit for credit card		24		4
S&E Bio Co., Ltd.	Unused lines of credit for credit card		—		41
Wemade Connect Co., Ltd.	Unused lines of credit for credit card		4,980		68
TMAP Mobility Co., Ltd.	Unused lines of credit for credit card		16		701
Contents First Inc.	Unused lines of credit for credit card		32		80
Allra Fintech Corp.	Unused lines of credit for credit card		15		24
Bigwave Robotics Corp. *	Unused lines of credit for credit card		13		40
New Daegu Busan Expressway Co., Ltd.	Unused lines of credit for credit card		26		3
AIM FUTURE, Inc.	Unused lines of credit for credit card		21		37
Novorex Inc.	Unused lines of credit for credit card		21		22

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

33.6 Unused commitments provided to related parties as of March 31, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won or in a US Dollar or Indian Rupee)		March 31, 2026		December 31, 2025
Xenohelix Co., Ltd.	Unused lines of credit for credit card	~~W~~	17	~~W~~	5
ADPGREEN	Unused lines of credit for credit card		19		27
Logpresso Inc.	Unused lines of credit for credit card		40		20
DYNE MEDICAL GROUP Inc.	Unused lines of credit for credit card		68		117
TriOar Inc.	Unused lines of credit for credit card		97		38
KB-CJ Venture Fund 1st	Purchase of securities		4,200		4,200
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities		173		173
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities		462		924
All Together Korea Fund No.2 (Stock-FoFs)	Purchase of securities		990,000		990,000
KB Co-Investment Private Equity Fund No.1	Purchase of securities		1,285		1,285
KB-Badgers Future Mobility ESG Fund No.1	Purchase of securities		25,569		25,569
KB-NP Green ESG New Technology Venture Capital Fund	Purchase of securities		1,050		1,050
KB-Solidus Global Healthcare Fund *	Commitments on loss absorption priority		—		4,500
Paramark KB Fund No.1	Purchase of securities		528		870
Shinhan-Eco Venture Fund 2nd	Purchase of securities		425		425
U-KB Credit No.1 Private Equity	Purchase of securities		18,566		18,566
KB-Cyrus Tourism Venture Fund	Purchase of securities		3,000		3,000
KB-SBI Global Strategic Capital Fund	Purchase of securities		21,970		32,888
KB-IMM New Star Real Estate Private Fund I	Purchase of securities		12,849		13,164
VIG Private Equity Fund V-3 *	Purchase of securities		—		5,503
KB-IMM New Star Real Estate Private Fund II	Purchase of securities		40,347		40,663
IMM global Secondary 1-1 Equity Private Fund	Purchase of securities		9,714		10,847
KB-LB Middle Market Enterprises Innovation Private Equity Fund	Purchase of securities		18,073		18,073
KB-ANDA Deep Tech Venture Fund	Purchase of securities		6,251		6,251

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

33.6 Unused commitments provided to related parties as of March 31, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won or in a US Dollar or Indian Rupee)		March 31, 2026		December 31, 2025
DAYLI Fountainhead Blind Private Equity Fund II	Purchase of securities	~~W~~	27,699	~~W~~	28,056
Meritz-Hyundai Investment Real Estate Strategy No.1 Private Equity Fund	Purchase of securities		47,153		57,353
Nextrade Co., Ltd.	Unused lines of credit for credit card		17		369
Aldaver	Unused lines of credit for credit card		27		10
ANTIGRAVITY	Unused lines of credit for credit card		82		4
Lemontree Inc.	Unused lines of credit for credit card		44		49
	Loan commitments in Korean won		—		450
WhaTap Laps Inc.	Unused lines of credit for credit card		19		59
	Loan commitments in Korean won		2,000		2,000
VP Inc.	Unused lines of credit for credit card		—		8
ByL	Unused lines of credit for credit card		26		—
Bitgoeul Cheomdan Green 1st Co., Ltd.	Purchase of securities		2,808		—
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of securities	USD	2,667,093	USD	2,693,142
RMGP Bio-Pharma Investment, L.P.	Purchase of securities	USD	8,455	USD	8,470
RMG-KB BP Management Ltd.	Purchase of securities	USD	391,888	USD	446,888
RMG-KB BioAccess Fund L.P.	Purchase of securities	USD	14,864,745	USD	16,951,197
Elev8-Capital Fund I	Purchase of securities	INR	1,432,718,476	INR	1,787,096,277
Ascent Global Fund III LP	Purchase of securities	USD	22,437,479	USD	22,437,479
Key management personnel
Key management personnel	Loan commitments in Korean won		2,522		1,898

*	Excluded from the Group’s related party as of March 31, 2026.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

33.7 Details of compensation to key management personnel for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	1,859	~~W~~	193	~~W~~	4,116	~~W~~	6,168
Registered directors (non-executive)		265		—		—		265
Non-registered directors		3,177		150		5,888		9,215

	~~W~~	5,301	~~W~~	343	~~W~~	10,004	~~W~~	15,648

(In millions of Korean won)	2025
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	1,867	~~W~~	271	~~W~~	1,217	~~W~~	3,355
Registered directors (non-executive)		271		—		—		271
Non-registered directors		3,409		151		1,671		5,231

	~~W~~	5,547	~~W~~	422	~~W~~	2,888	~~W~~	8,857

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

33.8 Details of collateral provided by related parties as of March 31, 2026 and December 31, 2054, are as follows:

(In millions of Korean won)	Assets held as collateral	March 31, 2026		December 31, 2025
Associates and joint ventures
Star-Lord General Investors Private Real Estate Investment Company No.10	Real estate	~~W~~	180,000	~~W~~	180,000
Semicolon Susong REITs Co., Ltd.	Collateral Trust		30,000		30,000
Key management personnel	Time deposits and others		344		693
	Real estate		5,849		8,486

*	Excluded collateral related to lease agreements arising from ordinary business transactions between related parties as of March 31, 2026.

As of March 31, 2026, Incheon Bridge Co., Ltd., a related party of the Group, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~ 611,000 million to the project financing group consisting of the Group and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders consisting of the Group and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to the project financing group consisting of the Group and 5 other institutions.

34. Events after the reporting period

According to the resolution of the Board of Directors on April 23, 2026, the quarterly dividend per share of ~~W~~ 1,143 with a dividend record date of May 8, 2026, was declared. The Group’s financial statements as of March 31, 2026, do not reflect this dividend payable.

Pursuant to the resolution of the Board of Directors dated April 23, 2026, The Group plans to acquire treasury shares amounting to ~~W~~ 600,000 million on the Stock Exchange by July 20, 2026. In addition, the Group plans to retire 14,262,733 shares of treasury shares currently held without an initial retirement plan on May 15, 2026.